TRI-STATE FINANCE CORPORATION
                                 Proxy Statement
                                       For
                         Special Meeting of Shareholders
                         To be Held on February 18, 1998

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                             Up to 710,000 Shares of
                                  Common Stock


         This Proxy Statement/Prospectus is being furnished to the shareholders of Tri-State Finance Corporation, a Colorado corporation ("the Company"), in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Shareholders of the Company to be held on February 18, 1998 (the "Special Meeting") and at any adjournments or postponements thereof. This Proxy Statement/Prospectus and accompanying form of proxy ("Proxy") are first being mailed to the shareholders of the Company of record as of January 13, 1998 (the "Record Date") on or about January 14, 1998.

         At the Special Meeting, the holders of each outstanding share of Class A Company common stock, par value $1.00 per share (the "Class A Company Common Stock") and Class B Company common stock, par value $1.00 per share (the "Class B Company Common Stock"; collectively, with the Class A Company Common Stock, the "Company Common Stock") will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of September 23, 1997, among the Company, Tri-State Bank, the Company's wholly-owned subsidiary, a banking corporation organized under the laws of the State of Colorado (the "Bank"), Zions Bancorporation, a Utah corporation ("Zions"), Zions' wholly-owned subsidiary, Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"), and Val Cor's 99.7% owned subsidiary, Valley National Bank of Cortez, a national banking association organized under the laws of the United States ("Valley"), an accompanying Agreement of Merger between the Company and Val Cor, and an Agreement of Merger between the Bank and Valley (collectively the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, the Company will merge with and into Val Cor with Val Cor being the surviving corporation (the "Holding Company Merger") and the Bank will merge with and into Valley, with Valley being the surviving banking corporation (the "Bank Merger"; collectively the "Reorganization"). The holders of Class A Company Common Stock and the holders of Class B Company Common Stock will vote on the Reorganization separately as different classes. The approval of the Reorganization by each separate class is required for the Reorganization to be consummated and for the Holding Company Merger and the Bank Merger to be effectuated.

         Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, shares of Zions common stock, no par value ("Zions Common Stock"). At the Effective Date (as defined) of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration (as defined) of 710,000 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization. In accordance with this formula, the shareholders of the Company will receive approximately .9484 of a share of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $40.625. Such fractional share interest shall not include the right to vote or to receive dividends or any interest thereon.

         On January 9, 1998, the closing price of Zions Common Stock was $39.5625 per share. On that date the Company had 748,631 shares of its Common Stock issued and outstanding. Assuming that the Reorganization had been consummated as of January 9, 1998 and the closing price of Zions Common Stock had been $39.5625 on that date, shareholders of the Company under such circumstances would have received .9484 of a share of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $37.52 per share of Company Common Stock.

         The Zions Common Stock to be distributed to Company shareholders will be registered with the Securities and Exchange Commission and for all shareholders, other than shareholders who are affiliates of the Company or who become affiliates of Zions, will be immediately tradable. See "Plan of Reorganization--Restrictions on Resales by Company Affiliates." Zions has filed this Proxy Statement/Prospectus with the Securities and Exchange Commission as part of a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares of Zions Common Stock which may be issued in the Reorganization to the shareholders of the Company. This Proxy Statement/Prospectus also constitutes the prospectus of Zions filed as part of the Registration Statement.

                              --------------------

         FOR THE ACTION OF THE SHAREHOLDERS TO BE EFFECTIVE, HOLDERS OF TWO-THIRDS OF THE ISSUED AND OUTSTANDING SHARES OF CLASS A COMPANY COMMON STOCK OF THE COMPANY AND HOLDERS OF TWO-THIRDS OF THE ISSUED AND OUTSTANDING SHARES OF CLASS B COMMON STOCK OF THE COMPANY, EACH CLASS VOTING AS A SEPARATE CLASS, MUST VOTE IN FAVOR OF THE REORGANIZATION. REGULATORY APPROVALS HAVE NOT YET BEEN OBTAINED.

                              --------------------

         THE SHARES OF ZIONS COMMON STOCK TO BE ISSUED IN THE REORGANIZATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF ZIONS COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, any such information or representation should not be relied upon as having been authorized by Zions or the Company. This Proxy Statement/Prospectus does not constitute an offer or solicitation by any person in any state in which such offer or solicitation is not authorized by the laws thereof or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/Prospectus at any time nor the distribution of Zions Common Stock hereunder shall imply that the information contained herein is correct as of any time subsequent to its date.

         The information contained in this Proxy Statement/Prospectus with respect to Zions has been supplied by Zions. The information contained in this Proxy Statement/Prospectus with respect to the Company has been supplied by the Company. Neither Zions nor the Company warrants the accuracy or completeness of information relating to the other.

                           Forward-looking Statements

         Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. Zions' ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of Zions' products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, results of financing efforts and other factors affecting Zions' business that are beyond Zions' control. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of Zions' loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting Zions' operations, markets, products, services and prices.

         The date of this Proxy Statement/Prospectus is January 9, 1998.

                              AVAILABLE INFORMATION

         Zions has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") a Registration Statement on Form S-4 (the "Registration Statement") covering the shares of Zions Common Stock issuable in the Reorganization. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

         Zions is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. Zions Common Stock is quoted on the NASDAQ National Market System (hereinafter, the "NASDAQ-NMS"), and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. The SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

         This Proxy Statement/Prospectus incorporates by reference certain documents relating to Zions which are not presented herein or delivered herewith, including the Plan of Reorganization (as described herein). See "Information Concerning Zions -- Zions Documents Incorporated by Reference." Copies of such documents are available upon request and without charge to any person to whom this Proxy Statement/Prospectus has been delivered. Requests for the Plan of Reorganization or Zions documents should be directed to Zions Bancorporation, One South Main, Suite 1380, Salt Lake City, Utah 84111,
Attention: Dale M. Gibbons, Senior Vice President, (telephone: 801/524-4787). In order to ensure timely delivery of the Plan of Reorganization or Zions documents, any request should be made not later than February 10, 1998.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY ...................................................................    1

INTRODUCTION ..............................................................   15
         Record Date; Voting Rights .......................................   15
         Purpose of the Special Meeting ...................................   15
         Opinion of the Company's Financial Advisor .......................   16
         Voting and Revocation of Proxies .................................   17
         Solicitation of Proxies ..........................................   17

PLAN OF REORGANIZATION ....................................................   17
         The Reorganization ...............................................   17
         Background of and Reasons for the Reorganization .................   19
         Voting Agreements ................................................   21
         Required Vote; Management Recommendation .........................   21
         Opinion of the Company's Financial Advisor .......................   22
         Conversion of Company Shares .....................................   25
         Federal Income Tax Consequences of the Reorganization ............   27
         Rights of Dissenting Shareholders ................................   28
         Interests of Certain Persons in the Transaction ..................   30
         Inconsistent Activities ..........................................   31
         Conduct of Business Pending the Reorganization ...................   31
         Conditions to the Reorganization .................................   32
         Representations and Warranties ...................................   34
         Amendment and Waiver .............................................   34
         Authorized Termination and Damages for Breach ....................   34
         Restrictions on Resales by Company Affiliates ....................   35
         Expenses .........................................................   35
         Government Approvals .............................................   35
         Effective Date of the Reorganization .............................   36
         Accounting Treatment .............................................   36
         Relationship Between Zions and the Company .......................   36
         Unaudited Pro Forma Condensed Combined Financial Information .....   36

SUPERVISION AND REGULATION ................................................   38
         Zions ............................................................   38
         Regulatory Capital Requirements ..................................   39
         Other Regulatory and Supervisory Issues ..........................   42
         Deposit Insurance and Other Assessments ..........................   43
         Interstate Banking ...............................................   44

MONETARY POLICY ...........................................................   45

INFORMATION CONCERNING ZIONS BANCORPORATION ...............................   46
         Selected Financial Data ..........................................   47
         Stock Prices and Dividends on Zions Common Stock .................   49
         Principal Holders of Zions Common Stock ..........................   50
         Zions Documents Incorporated By Reference ........................   51

INFORMATION CONCERNING THE COMPANY AND THE BANK ...........................   52
         General ..........................................................   52
         The Bank .........................................................   53
         Market Areas Served ..............................................   53
         Loans ............................................................   54
         Non-Performing Assets ............................................   55
         Analysis of Allowance for Loan Losses ............................   56
         Investment Securities ............................................   58
         Deposits .........................................................   60
         Return on the Bank Equity and Assets .............................   61
         Competition ......................................................   61
         The Bank Facilities ..............................................   62
         Employees ........................................................   62
         Regulatory Matters ...............................................   62
         Selected Financial Data ..........................................   62
         Stock Prices and Dividends on Company Common Stock ...............   64
         Information Concerning the Chairman, President and Chief
          Executive Officer of the Company and the Bank ...................   64
         Certain Transactions of the Company ..............................   65
         Stockholdings of Directors, Officers and Certain Others ..........   65

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         RESULTS OF OPERATIONS OF TRI-STATE FINANCE CORPORATION ...........   67

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF ZIONS AND THE COMPANY .........   76

LEGAL OPINIONS ............................................................   82

EXPERTS ...................................................................   82

OTHER MATTERS .............................................................   83

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY ..........................   84

Appendix A - Fairness Opinion of The Wallach Company, Inc.

Appendix B - Form of opinion of Baker & Hostetler LLP as to Tax Matters

Appendix C - Rights of Dissenters under ss.ss. 7-113-101 to 701-113-302 of the
             Colorado Business Corporation Act

                                     SUMMARY


         The following is a brief summary of certain information which may also be contained elsewhere in this Proxy Statement/Prospectus. This summary is provided for convenience and should not be considered complete. It is qualified in its entirety by the more detailed information contained in this Proxy Statement/Prospectus and in the Appendices hereto.

The Parties

         Zions Bancorporation ("Zions") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801/524-4787). Zions is the second largest bank holding company headquartered in Utah. Zions First National Bank, Salt Lake City, Utah ("ZFNB"), founded in 1873, is a wholly-owned subsidiary of Zions (except for directors' qualifying shares) and currently has 114 offices located throughout the state of Utah as well as fifteen offices in various communities in Idaho, plus one foreign office, for a total of 130 banking offices, including its Head Office. ZFNB is the second largest banking organization in the state of Utah. Zions also owns Nevada State Bank, Las Vegas, Nevada, and National Bank of Arizona, Tucson, Arizona ("NBA"). NBA currently has 28 offices in Arizona and is the fifth largest banking organization in Arizona. On May 16, 1997, Zions acquired Aspen Bancshares, Inc. ("Aspen"), a bank holding company headquartered in Aspen, Colorado. The operations acquired in the Aspen merger are conducted through 13 offices/branches in western Colorado and one branch in northeastern New Mexico. As of December 31, 1996, Aspen had total consolidated assets of $451 million, deposits of $399 million, and shareholders' equity of $31 million. On July 11, 1997, Zions also acquired Zions Bank (formerly Tri-State Bank) in Montpelier, Idaho. Subsequent to the acquisition by Zions of Zions Bank, Zions Bank acquired 10 branches from Wells Fargo Bank, N.A., located in Idaho, and opened two de novo branches in Idaho. On July 19, 1997, Zions completed its acquisition of 27 former branches of Wells Fargo Bank in Arizona (11 branches), Idaho (10 branches), Nevada (5 branches), and Utah (1 branch). The acquisition included $378 million in deposit accounts and the branch offices. On September 20, 1997, Zions Bank completed its acquisition of four additional branches from Wells Fargo in Utah. The acquisition included $56 million in deposit accounts and the branch offices. On August 15, 1997, Zions Bank merged with ZFNB. As a result, ZFNB now operates 15 branches in Idaho. On October 17, 1997, Zions acquired Sun State Capital Corporation ("Sun State"), a Nevada bank holding company and parent company of Sun State Bank. In the transaction, Sun State merged with and into Zions, and Sun State Bank merged with and into Nevada State Bank. As a result of the acquisition, Nevada State Bank added four offices in the Las Vegas and one office in the Reno, Nevada areas to its franchise. As of September 30, 1997, Sun State had total assets of $171.1 million, deposits of $151.0 million, and shareholders' equity of $13.9 million. Nevada State Bank currently has 37 offices. On November 14, 1997, Zions and GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, completed their merger whereby Grossmont merged with and into Zions. Grossmont Bank had approximately $720 million in assets and 14 offices in San Diego County, California. On September 24, 1997, Zions and Vectra Banking Corporation ("Vectra") announced that a definitive agreement had been signed under which Vectra will merge with and into Zions in exchange for common shares of Zions. As of August 31, 1997, Vectra had assets of $660 million. The merger was consummated on January 7, 1998. See "Summary--Recent Developments," below. As of December 31, 1996 Zions had total consolidated assets of $6.49 billion, deposits of $4.55 billion, and shareholders' equity of $507.5 million; as of September 30, 1997, Zions had total consolidated assets of $9.06 billion, deposits of $5.67 billion, and shareholders' equity of $581.1 million. See "Information Concerning Zions Bancorporation."

         Val Cor Bancorporation, Inc. ("Val Cor"), a Colorado corporation, is a bank holding company registered under the Bank Holding Company Act. Zions acquired Val Cor as part of the Aspen acquisition in May 1997. Val Cor's principal asset consists of its ownership interest in over 99% of the common stock of Valley. Val Cor's main office is located at 350 W. Montezuma, Cortez, Colorado, and its telephone number is (970) 565-4411.

         Valley National Bank of Cortez ("Valley") is a national banking association organized in 1979. Valley Bank offers traditional banking services to customers in its primary market area of Montezuma County, Colorado. Valley also conducts business through its two branch offices located in Cortez and Dolores, Colorado. At December 31, 1996, Valley had total assets of $80.2 million, total deposits of $68.8 million, and shareholders' equity of $11.2 million. At September 30, 1997, Valley had total assets of $95.1 million, total deposits of $70.6 million, and shareholders' equity of $23.6 million. Valley's main office is located at 350 W. Montezuma, Cortez, Colorado, and its telephone number is 970-565-4411.

         Tri-State Finance Corporation (the "Company") is a bank holding company registered under the Bank Holding Company Act whose sole activity is the ownership and operation of Tri-State Bank. The Company has no other subsidiaries. The Company's principal asset consists of its 100% ownership interest in the Bank. The Company's main office is located on the premises of the Bank at 616 East Speer Boulevard, Denver, Colorado, and its telephone number at that address is (303) 778-0303. As of September 30, 1997, the Company had total consolidated assets of $124 million and shareholders' equity of $8.5 million. The Company's annualized return on average assets in the nine months ended September 30, 1997, was 1.78%, and the annualized return on average equity during that period was 26.63%.

         Tri-State Bank (the "Bank") is a Colorado state bank and has operated at its current location in Denver since the late 1970s, first as an industrial bank and then, since the mid 1980s, as a Colorado state commercial bank. In addition to its main location in Denver, the Bank has a full-service branch office in Boulder, Colorado. At September 30, 1997, the Bank had total assets of $124 million, total deposits of $113 million and shareholders' equity of $10.4 million. Over the period from 1991 to September 30, 1997, assets and deposits grew at a 11.43% and 11.16% compound annual rate, respectively, and loans grew at a compound annual rate of 10.43%. The Bank's main office is located at 616 East Speer Boulevard, Denver, Colorado, and its telephone number at that address is (303) 778-0303.

The Special Meeting; Purpose

         The Special Meeting of Shareholders of the Company (the "Special Meeting") will be held at 10:00 a.m., local time, on February 18, 1998 at the offices of the Company, 255 Washington Street, Denver, Colorado.

         The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Plan of Reorganization and the Reorganization. Only holders of record of Class A Common Stock, $1.00 par value, of the Company (the "Class A Company Common Stock") and Class B Common Stock, $1.00 par value, of the Company (the "Class B Company Common Stock"; collectively, with the Class A Company Common Stock, the "Company Common Stock") at the close of business on January 13, 1998, the record date, will be entitled to vote at the Special Meeting. Each of the holders of Class A Company Common Stock and the holders of Class B Company Common Stock will vote at the Special Meeting separately as a class. At that date, 100,000 shares of Class A Company Common Stock were outstanding, each share being entitled to one vote and 648,631 shares of Class B Company Common Stock were outstanding, each share being entitled to one vote. See "Introduction."

Vote Required for Approval

         Approval of the Plan of Reorganization requires the affirmative vote of two-thirds of the outstanding shares of Class A Company Common Stock entitled to vote and of two-thirds of the outstanding shares of Class B Company Common Stock, entitled to vote. Each class will vote separately as a group at the Special Meeting. A failure to vote, an abstention, or a failure by a broker to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Plan of Reorganization--Required Vote; Management Recommendation."

         As of January 9, 1998, four individuals beneficially owned an aggregate of 100% of the outstanding shares of Class A Company Common Stock and fifteen persons, including affiliated entities, beneficially owned an aggregate of approximately 75.34% of the outstanding shares of Class B Company Common Stock. As an inducement to Zions to enter into the Plan of Reorganization, these various shareholders of the Company, including affiliated entities, have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Reorganization. Some of these shareholders are officers and directors of the Company; all of the Company's directors and executive officers have so agreed. See "Plan of Reorganization--Voting Agreements; Information Concerning the Company and the Bank--Stockholdings of Directors, Officers and Certain Others." Such a vote by each class of Company Common Stock will be sufficient to approve the Plan of Reorganization and the Reorganization. If each of these shareholders votes his or her shares in favor of the Plan of Reorganization and the Reorganization as each has agreed, the Plan of Reorganization and the Reorganization will be approved by the Company's shareholders notwithstanding the vote of other shareholders of the Company.

Opinion of the Company's Financial Advisor

         The Company has retained an independent financial advisor, The Wallach Company, Inc. Denver, Colorado ("Wallach Company"), to evaluate the merger consideration offered to the Company's shareholders by Zions. The financial advisor has rendered an opinion that the Merger Consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of the Company from a financial point of view. See "Plan of Reorganization--Opinion of the Company's Financial Advisor."

Proposed Reorganization

         At the Special Meeting, the holders of each class of Company Common Stock will be asked to consider and approve an Agreement and Plan of Reorganization among Zions, Val Cor, Valley, the Company and the Bank, an Agreement of Merger between the Company and Zions and an Agreement of Merger between the Bank and Valley (collectively, the "Plan of Reorganization"). The Plan of Reorganization provides for the merger of the Company into Val Cor, whereby Val Cor will be the surviving corporation (the "Holding Company Merger"), and for the merger of the Bank into Valley, with Valley being the surviving entity (the "Bank Merger"; collectively, the "Reorganization"). See "Plan of Reorganization."

         Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, shares of Zions Common Stock. At the Effective Date of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 710,000 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date. In accordance with this formula, the shareholders of the Company will receive approximately .9484 of a share of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $40.625. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         On January 9, 1998, the closing price of Zions Common Stock was $39.5625 per share and the Company had issued and outstanding 748,631 shares of its Common Stock. Assuming that the Reorganization had been consummated as of January 9, 1998 and the closing price of Zions Common Stock had been $39.5625, shareholders of the Company under such circumstances would have received .9484 of a share of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $37.52 per share of Company Common Stock.

Certain Definitions

         In connection with the description of the Reorganization in this Proxy Statement/Prospectus, shareholders of the Company should be aware of the following terms. The following definitions may not be complete. For a complete definition of each term, please refer to the Plan of Reorganization.

         "Bank Merger" means the merger of the Bank with and into Valley, with Valley being the surviving entity.

         "Effective Date" means the date which is the latest of (a) the later of
(1) the day upon which the holders of the Class A Company Common Stock approve, ratify, and confirm the Holding Company Merger or (2) the day upon which the holders of the Class B Company Common Stock approve, ratify, and confirm the Holding Company Merger; (b) the day upon which the shareholders of Valley approve, ratify, and confirm the Bank Merger, as defined herein; (c) the first to occur of (i) the date thirty days following the date of the order of the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco acting pursuant to delegated authority delegated to it by the Board of Governors of the Federal Reserve System (collectively, the "Board of Governors") approving the Holding Company Merger, as defined herein; or (ii) if, pursuant to section 321(a) of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), the Board of Governors shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; or (iii) the date ten days following the date on which the Board of Governors indicates its waiver of jurisdiction over the Holding Company Merger;
(d) the first to occur of (1) the date thirty days following the date of the order of the Comptroller of the Currency (the "Comptroller") approving the Bank Merger, or (2) if, pursuant to section 321(b) of the Riegle Act, the Comptroller shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; (e) if such an order shall be required by law, the date ten days following the date of the order of the Commissioner of Financial Institutions of the State of Utah (the "Commissioner") approving the transactions contemplated by the Plan of Reorganization; (f) if such an order shall be required by law, the date ten days following the date of the order of the Colorado Division of Banking (the "Division") approving the transactions contemplated by the Plan of Reorganization; (g) the date upon which any other material order, approval, or consent of a federal or state regulator of financial institutions or financial institution holding companies authorizing consummation of the transactions contemplated by the Plan of Reorganization is obtained or any waiting period mandated by such order, approval, or consent has run; (h) ten days after any stay of the approvals of the Board of Governors, the Comptroller, the Commissioner, or the Division of the transactions contemplated by the Plan of Reorganization, or any injunction against closing of such transactions is lifted, discharged, or dismissed; or (i) such other date as shall be mutually agreed upon by Zions and the Company.

         "Holding Company Merger" means the merger of the Company with and into Val Cor, with Val Cor being the surviving corporation.

         "Merger Consideration" means the aggregate of 710,000 shares of Zions Common Stock to be issued to the holders of Company Common Stock upon consummation of the Holding Company Merger.

Reasons for the Reorganization

         Management and the directors of the Company believe that it is in the best interest of the Company and its shareholders for the Company to merge with a larger financial institution in a tax-free reorganization (with respect to the receipt by the Company shareholders of shares of Zions Common Stock). Management and the directors of the Company believe that the proposed merger with Zions in an exchange whereby the Company shareholders will receive Zions Common Stock in exchange for their Company Common Stock provides the Company's shareholders with the greatest available monetary value based upon Zions' offer as compared to other offers received as well as increased liquidity for their investment, prospects for greater yield of their investment through increased dividends and prospects for growth in their investment due to the prospects for Zions generally. In addition, management and the directors of the Company believe the combined institution will be more competitive in the Company's market area due to Zions' greater resources. See "Plan of Reorganization--Background of and Reasons for the Reorganization" for a description of the factors considered by the Company's board of directors in determining to recommend the Reorganization to shareholders for their approval.

         For Zions, the Reorganization will provide the opportunity to further expand its franchise in the Denver Metropolitan area. Zions proposes to broaden its geographical base in the Colorado market and thereby diversify its banking operations, and expand the banking services it is able to provide. The combination of the different skills, resources and services offered by the Company and Zions, together with the additional skills and resources available in the broader Zions organization, will make the resulting banking group better able to effectively compete in its markets with other full-service financial institutions. See "Plan of Reorganization--Background of and Reasons for the Reorganization."

Board of Directors Recommendation

         The Board of Directors of the Company unanimously believes that the Reorganization is in the best interests of the Company, its shareholders, and customers of the Company and those of the Bank and recommends that the shareholders of the Company vote "FOR" approval of the Plan of Reorganization and the Reorganization. See "Plan of Reorganization--Background of and Reasons for the Reorganization." The Company has retained The Wallach Company, an independent financial advisor, to render an opinion regarding the fairness to the Company shareholders of the consideration provided in the Plan of Reorganization. The Wallach Company has opined that the merger consideration to be paid to the shareholders of the Company by Zions is fair to the shareholders of the Company from a financial point of view.

         SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that, following the Reorganization, Richard C. Tucker, currently Chairman, President and Chief Executive Officer of the Bank, will become an executive officer of Valley. Mr. Tucker will enter into an employment agreement with Valley effective as of the Effective Date. The Company Board of Directors was aware of these interests when it considered and approved the Plan of Reorganization. See "Plan of Reorganization--Interests of Certain Persons in the Transaction."

Tax Consequences

         The Company will receive an opinion from Baker & Hostetler LLP, special counsel to the Company (the "Baker Opinion") that, based upon the facts, representations, and assumptions set forth or referred to in such opinion, the Holding Company Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. As a result, the Company shareholders, who receive Zions Common Stock, will recognize no gain or loss upon the exchange of their shares of Company Common Stock for Zions Common Stock in the Holding Company Merger (except with respect to cash received by such shareholders in lieu of fractional shares). For further discussion, see "Plan of Reorganization--Federal Income Tax Consequences of the Reorganization." A copy of the Baker Opinion is attached as Appendix B to this Proxy Statement/Prospectus.

Dissenters' Rights

         Under Colorado law, shareholders of the Company will be entitled to dissenters' rights. The Colorado Business Corporation Act (ss.ss. 7-113-101 et seq.) permits a shareholder to dissent to a merger and to receive the fair value for such shares in accordance with procedures established by Colorado law. Company shareholders will be entitled under Colorado law to exercise their dissenters' rights with respect to the Plan of Reorganization. Since exercise and preservation of dissenters' rights are conditioned on strict observance of the applicable section of the Colorado Business Corporation Act, each Company shareholder who might exercise dissenters' rights should consult and strictly observe the statute, a copy of which is attached as Appendix C to this Proxy Statement/Prospectus. Failure to follow the statutory provisions precisely may result in loss of such shareholder's dissenters' rights under Colorado law. See "Plan of Reorganization--Rights of Dissenting Shareholders," "Comparison of Zions Common Stock and Company Common Stock--Rights of Dissenting Shareholders" and Appendix C to this Proxy Statement/Prospectus.

Conditions; Regulatory Approval

         Consummation of the Reorganization is subject to satisfaction of a number of conditions, including (i) obtaining requisite approval from the Company shareholders, (ii) obtaining regulatory approvals from the Board of Governors, the Comptroller, the Commissioner, and the Division, (iii) the receipt of an opinion of counsel with respect to certain tax aspects of the Reorganization, (iv) the absence of any material adverse change with respect to the Company, (v) a determination by Zions' independent auditors that the Reorganization will be treated for accounting purposes as a pooling of interests, and (vi) the satisfaction of other customary closing conditions. See "Plan of Reorganization--Conditions to the Reorganization." Regulatory approvals have not yet been obtained.

Amendment; Termination

         Notwithstanding prior shareholder approval, the Plan of Reorganization may be amended at any time prior to the Effective Date of the Reorganization in any respect that would not prejudice the economic interests of the Company shareholders.

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders, as follows: (i) by mutual consent of the parties to the Plan of Reorganization;
(ii) unilaterally, by Zions if any of the representations and warranties of the Company or the Bank was materially incorrect when made or in the event of a material breach or material failure by the Company or the Bank of any covenant or agreement of the Company or the Bank contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) unilaterally, by the Company if any of the representations and warranties of Zions, Val Cor or Valley was materially incorrect when made or in the event of a material breach or material failure by Zions, Val Cor or Valley of any covenant or agreement of Zions, Val Cor or Valley contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iv) by either Zions or the Company if the Holding Company Merger has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the Reorganization; or (v) by either party on or after June 30, 1998, if the Effective Date has not occurred on or before that date.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of the Company, the Reorganization will become effective in the first quarter of 1998. However, there can be no assurance that all conditions necessary to the consummation of the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective at the anticipated time. See "Plan of Reorganization--Effective Date of the Reorganization."

Accounting Treatment

         It is intended that the Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with ABP Opinion No. 16. See "Plan of Reorganization--Accounting Treatment."

Comparison of Shareholders' Rights

         See "Comparison of Zions Common Stock and Company Common Stock" for a summary of the material differences between the rights of holders of shares of Company Common Stock and holders of shares of Zions Common Stock.

"Anti-Takeover" Provisions

         The Articles of Incorporation and Bylaws of Zions contain provisions which may be considered to be anti-takeover in nature, including staggered terms of office for directors, absence of cumulative voting and special shareholder vote requirements for certain types of extraordinary corporate transactions. Additionally, Zions has adopted a shareholders' rights plan which will have the effect of encouraging entities interested in acquiring Zions to negotiate any such transactions with Zions' management and of deterring or discouraging unfriendly takeovers by making any such takeover substantially more expensive to the entity sponsoring the unfriendly takeover. The Company's Articles of Incorporation and Bylaws do not contain any similar provision. See "Comparison of the Rights of Shareholders of Zions and the Company."

Exchange of Certificates

         Instructions on how to effect the exchange of Company Common Stock certificates for Zions Common Stock certificates or for cash in lieu of fractional shares of Zions Common Stock will be sent, as promptly as practicable after the Reorganization becomes effective, to each shareholder of record of the Company. Shareholders should not send in stock certificates until they receive written instructions to do so.

Trading Markets; Pre-Announcement Prices

         The outstanding shares of Zions Common Stock currently are traded on the Nasdaq National Market ("NASDAQ-NM") under the symbol "ZION." The shares of Zions Common Stock to be issued in the Reorganization will be listed on NASDAQ-NMS, subject to official notice of issuance. The closing sale price for Zions Common Stock on the NASDAQ-NM on September 23, 1997, the last trading day prior to the first public announcement of the Reorganization, was $41.125.

         The outstanding shares of Company Common Stock are not listed or traded on any market or stock exchange. Such shares when traded are traded infrequently in privately-negotiated transactions. The Company has no reliable information as to the prices at which the shares have traded. See "Information Concerning the Company and the Bank--Stock Prices and Dividends on Company Common Stock."

Selected Financial Information

         The following table sets forth certain historical financial information for Zions and the Company. With respect to pro forma condensed combined financial information for Zions giving effect to the Reorganization using the pooling of interests method of accounting, see "Plan of Reorganization--Unaudited Pro Forma Condensed Combined Financial Information." This information is based on the respective historical financial statements of Zions incorporated herein by reference and of the Company which are included in this Proxy Statement/Prospectus and should be read in conjunction with such statements and information and the related notes.

                                       Nine Months Ended
                                          September 30,                           Year Ended December 31,
                                       ------------------    ---------------------------------------------------------------
                                       1997          1996        1996         1995         1994         1993         1992
                                       ----          ----        ----         ----         ----         ----         ----
                                                                   (In Thousands, Except Per Share Amounts)
Zions
Earnings
  Net interest income ..........   $  225,404   $  189,207   $  260,473   $  227,094   $  198,606   $  174,657   $  157,282
  Provision for loan losses ....        2,905        2,200        3,540        2,800        2,181        2,993       10,929
  Net income ...................       84,121       74,495      101,350       81,328       63,827       58,205       47,209

Per Share
  Net income ...................   $     1.41   $     1.26   $     1.71   $     1.38   $     1.09   $     1.02   $      .86
  Cash Dividends ...............          .35          .32          .43          .35          .29          .25          .19

Statement of Condition at Period
  End
  Assets .......................   $9,059,721   $6,783,341   $6,484,964   $5,620,646   $4,934,095   $4,801,054   $4,107,924
  Deposits .....................    5,666,336    4,572,555    4,552,017    4,097,114    3,705,976    3,432,289    3,075,110
  Long-term debt ...............      251,134       55,702      251,620       56,229       58,182       59,587       99,223
  Shareholders' equity .........      581,129      490,485      507,452      428,506      365,770      312,592      260,070

The Company
Earnings
  Net interest income ..........   $    4,514   $    4,015   $    5,530   $    4,914   $    4,310
  Provision for loan losses.....           --           --           --          450          718
   Net losses ..................        1,577        1,283        1,829        1,212          867

Per Share
  Net income ...................   $     2.11   $     1.72   $     2.45   $     1.66   $     1.21
  Cash Dividends ...............          .30          .30          .30          .15          .15

Statement of Condition at Period
  End
  Assets .......................   $  124,352   $  107,819   $  114,278   $  101,374
  Deposits .....................      112,721       97,909      104,037       93,037
  Long-term debt ...............        2,113        2,195        2,119        1,878
  Shareholders' equity .........        8,511        6,603        7,169        5,440


Comparative Per Share Data

         The following table sets forth for the periods indicated historical earnings, book values and dividends per share for Zions and Company Common Stock. The following data are based on the respective historical financial statements of Zions incorporated herein by reference and of the Company included herein and should be read in conjunction with such financial statements and such information and the related notes to each.

                                            Nine Months ended                        Year Ended
                                              September 30,                          December 31,
                                          ---------------------        ------------------------------------
                                             1997       1996                  1996       1995         1994
                                             ----       ----                  ----       ----         ----
Net Income Per Common Share
     Zions.........................          $1.41      $1.26                $1.71       $1.38        $1.09
     Tri-State ....................           2.11       1.72                 2.45        1.66         1.21
Book Value Per Common Share
     Zions.........................          $9.78      $8.30                $8.61       $7.36        $6.28
     Tri-State.....................          11.37       8.82                 9.58        7.44         5.71
Cash Dividends Declared Per Common
  Share
     Zions (1).....................          $ .35      $ .32                $ .43       $ .35        $ .29
     Tri-State....................             .30        .30                  .30         .15          .15

(1) While Zions is not obligated to pay cash dividends, the Board of Directors presently intends to continue its policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.


Unaudited Pro Forma Condensed Combined Financial Information

         The following unaudited pro forma condensed combined financial information reflects the application of the pooling of interests method of accounting. The following tables, which show comparative historical per Common Share data for Zions and the Company (separately and pro forma combined) and equivalent pro forma per share data for the Company, should be read in conjunction with the financial information as incorporated herein by reference to other documents and as included herein. The pro forma data in the table, presented as of and for each of the years in the three year period ended December 31, 1996, and as of and for the nine months ended September 30, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the period or as of the date for which the information in the table is presented:

                                         Historical                            Pro Forma
                                   -----------------------         --------------------------------
                                                                   Zions and
                                                                   Tri-State           Tri-State
                                                                   Pro-Forma           Equivalent
Per Common Share                   Zions         Tri-State         Combined(4)         Pro-Forma(5)
----------------                   -----         ---------         -----------         ------------
NET INCOME(1)
 For the nine months
 ended September 30, 1997           $ 1.41         $  2.11            $ 1.42              $ 1.35

 For the years ended
 December 31, 1996                    1.71            2.45              1.72                1.63
 December 31, 1995                    1.38            1.66              1.39                1.32
 December 31, 1994                    1.09            1.21              1.09                1.03

CASH DIVIDENDS(2)
 For the nine months
 ended September 30, 1997           $  .35         $   .30            $  .35              $  .33

 For the years ended
 December 31, 1996                     .43             .30               .43                 .41
 December 31, 1995                     .35             .15               .35                 .33
 December 31, 1994                     .29             .15               .29                 .28

BOOK VALUE:(3)
 As of September 30, 1997           $ 9.78         $ 11.37            $ 9.81              $ 9.30
 As of December 31, 1996              8.61            9.58              8.63                8.18
 As of December 31, 1995              7.36            7.41              7.36                6.98
 As of December 31, 1994              6.28            5.71              6.28                5.96

----------------------
(1) Net income per share is based on weighted average common and common equivalent shares outstanding.
(2) Pro forma cash dividends per share represent historical cash dividends of Zions.
(3) Book value per common share is based on total period-end of shareholders' equity.
(4) Pro-forma combined net income per share represents historical net income of Zions and the Company computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the transaction. Pro-forma combined book value per share represents historical total shareholders' equity of Zions and the Company computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the transaction.
(5) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by the exchange ratio of .9484 of a share of Zions Common Stock for each share of Company Common Stock.

Recent Developments

         On November 14, 1997, GB Bancorporation ("Grossmont"), the parent company of Grossmont Bank, merged with and into Zions, with Grossmont shareholders receiving common shares of Zions. Grossmont Bank had approximately $780 million in assets and 14 offices in San Diego County, California. It is both the largest and oldest independent bank in the San Diego area. The merger is structured to be tax-free and was accounted for as a pooling-of-interests. Zions owned approximately 4.5% of Grossmont since October 1995. Zions has exchanged 4.7 million shares of Zions Common Stock for the remaining 95.5% of Grossmont common stock that it did not own. Zions will incur approximately $2 million ($0.03 per share) in merger related charges in conjunction with this transaction.

         On July 25, 1997, Zions and Sky Valley Bank Corp. ("Sky Valley"), the parent company of The First National Bank in Alamosa, announced that a definitive agreement had been signed under which Sky Valley and its banking subsidiary will merge with subsidiaries of Zions, with Sky Valley shareholders receiving common shares of Zions. The First National Bank in Alamosa has approximately $120 million in assets in three offices in southern Colorado. The merger is subject to the approval of Sky Valley shareholders and banking regulators and is expected to close in the fourth quarter of 1997. The merger is structured to be tax-free and is intended to be accounted for as a pooling-of-interests. The agreement provides for the issuance of 573,134 shares of Zions Common Stock for all of the equity interests of Sky Valley. Based upon Zions' July 24, 1997 closing price of $35.50 per share, the transaction is valued at $20.3 million, which is 2.7 times Sky Valley's book value at June 30, 1997.

         On September 24, 1997, Zions and Vectra Banking Corporation ("Vectra") announced that a definitive agreement had been signed under which Vectra would merge with and into Zions, in exchange for common shares of Zions. The transaction closed on January 7, 1998. At August 31, 1997 Vectra had assets of $660 million. The merger was structured as a tax-free reorganization and will be accounted for as a pooling-of-interests. The agreement with Vectra provided for the exchange of each common share of Vectra for 0.685 common shares of Zions and each preferred share of Vectra for approximately 7.75 common shares of Zions. Based upon Zions' stock price of $41 per share, in aggregate the transaction is valued at approximately $171 million, which is 4.1 times Vectra's book value or 20 times Vectra's estimated 1998 earnings. Vectra has 16 offices in Colorado. The merger is expected to be immediately accretive to Zions' earnings per share. Zions will incur $1.2 million in merger-related charges in the first quarter of 1998 in conjunction with closing this transaction.

                          TRI-STATE FINANCE CORPORATION
                                 Proxy Statement
                                       for
                         Special Meeting of Shareholders
                        of Tri-State Finance Corporation
                                  to be held on
                                February 18, 1998

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                             Up to 710,000 Shares of
                                  Common Stock


                                  INTRODUCTION

         This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of Tri-State Finance Corporation (the "Company") of proxies to be voted at the Special Meeting of Shareholders of the Company to be held on February 18, 1998 and at any postponements or adjournments thereof. The Special Meeting will be held at 10:00 a.m., local time, at the offices of the Company, 255 Washington Street, Denver, Colorado. The approximate date on which this Proxy Statement/Prospectus will first be mailed to the shareholders of the Company is January 14, 1998.

Record Date; Voting Rights

         The Board of Directors of the Company has fixed the close of business on December , 1997 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Special Meeting or any postponements or adjournments thereof. At that date, 100,000 shares of Class A common stock, $1.00 par value, of the Company (the "Class A Company Common Stock") were outstanding, held by four shareholders of record, and 648,631 shares of Class B common stock, $1.00 par value, of the Company (the "Class B Company Common Stock") were outstanding, held by approximately 54 shareholders of record (collectively, the "Company Common Stock"). Each such share of Company Common Stock entitles its holder of record at the close of business on the record date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting. The holders of shares of Class A Company Common Stock and the holders of shares of Class B Company Common Stock will vote their respective shares of Company Common Stock separately as a class. Each class of Company Common Stock voting separately must approve the Plan of Reorganization, as defined, and the Reorganization, as defined, in order for the Reorganization to be effectuated. See "Plan of Reorganization -- Required Vote; Management Recommendation."

Purpose of the Special Meeting

         At the Special Meeting, the holders of Company Common Stock will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization dated as of September 23, 1997, among the Company, the Company's wholly-owned subsidiary, Tri-State Bank, a banking corporation organized under the laws of the State of Colorado (the "Bank"), Zions Bancorporation, a Utah corporation ("Zions"), Zions' wholly-owned subsidiary, Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"), and Val Cor's 99.7% owned subsidiary, Valley National Bank of Cortez, a national banking association organized under the laws of the United States ("Valley"), and accompanying Agreement of Merger between the Company and Val Cor, and an Agreement of Merger between the Bank and Valley (collectively the "Plan of Reorganization"). As more fully described below under "Plan of Reorganization," the Plan of Reorganization provides that the Company will merge with and into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger") and the Bank will merge with and into Valley, with Valley being the surviving banking corporation (the "Bank Merger"; collectively the "Reorganization"). Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, their pro rata share of the Merger Consideration, consisting of shares of Zions Common Stock, no par value ("Zions Common Stock"). Upon consummation of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 710,000 shares of Zions Common Stock by the total number of share of Company Common Stock issued and outstanding as of the Effective Date (as defined in "Summary" above) of the Reorganization. In accordance with this formula, the shareholders of the Company will receive approximately .9484 of a share of Zions Common Stock for each share of Company Common Stock.

         On January 9, 1998, the closing price of Zions Common Stock was $39.5625 per share. On that date the Company had issued and outstanding 748,631 shares of its Common Stock. Assuming that the Reorganization had been consummated as of January 9, 1997 and the closing price of Zions Common Stock had been $39.5625 on that date, shareholders of the Company under such circumstances would have received .9484 of a share of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $37.52 per share of Company Common Stock.

Opinion of the Company's Financial Advisor

         In order to evaluate the Merger Consideration offered to the Company's shareholders by Zions, the Company retained the investment banking firm, The Wallach Company, Denver, Colorado ("Wallach Company") which is unrelated to the Company or Zions or any of their respective affiliates, to render an opinion on the fairness of Zions' offer from a financial point of view. The Company has received an opinion from Wallach Company that the Merger Consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of the Company from a financial point of view. The Company has also utilized the services of Wallach Company to advise the Company Board of Directors with respect to the Reorganization and to assist the Company in negotiating the terms of the Plan of Reorganization. The opinion of Wallach Company is attached as Appendix A to this Proxy Statement/Prospectus and should be read in its entirety for information as to the matters considered and assumptions made in rendering such opinion. See "Plan of Reorganization--Opinion of the Company's Financial Advisor."

         THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY BELIEVES THAT THE REORGANIZATION IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT THE COMPANY SHAREHOLDERS VOTE TO APPROVE THE PLAN OF REORGANIZATION.

Voting and Revocation of Proxies

         All properly executed proxies not theretofore revoked will be voted at the Special Meeting or any postponements or adjournments thereof in accordance with the instructions thereon. Company proxies which have been properly executed but which contain no voting instructions will be voted in favor of approval of the Plan of Reorganization. As to any other matter brought before the Special Meeting and submitted to a shareholder vote, proxies will be voted in accordance with the judgment of the proxyholders named thereon.

         A shareholder who has executed and returned a proxy may revoke it at any time before it is voted by filing with the Secretary of the Company written notice of such revocation or a later dated and properly executed proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not, of itself, constitute a revocation of a proxy.

Solicitation of Proxies

         In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from the shareholders of the Company in person or by telephone or otherwise for no additional compensation. The Company will pay all expenses in connection with the printing and solicitation of proxies for the Special Meeting. Zions will pay for all costs attributable to registering the Zions Common Stock under applicable federal and state law. See "Plan of Reorganization--Expenses."

                             PLAN OF REORGANIZATION

         This section of the Proxy Statement/Prospectus describes certain important aspects of the Plan of Reorganization. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan of Reorganization. The Plan of Reorganization has been filed with the SEC as an exhibit to the Registration Statement. The Plan of Reorganization is incorporated into this Proxy Statement/Prospectus by reference to such filing and is available upon request to Dale M. Gibbons, Senior Vice President, Zions Bancorporation. See "Available Information."

The Reorganization

         The Plan of Reorganization provides for the merger of the Company into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger"), and for the merger of the Bank into Valley, with Valley being the surviving entity (the "Bank Merger"). Val Cor is a bank holding company incorporated in Colorado. Val Cor is a wholly-owned subsidiary of Zions. The principal subsidiaries of Zions are Zions First National Bank with 112 offices located throughout the state of Utah, as well as 15 offices in various communities in Idaho and one foreign office, Nevada State Bank with 37 offices in Nevada, and National Bank of Arizona with 28 offices in Arizona. Additionally, in May 1997, Zions acquired Aspen Bancshares, Inc., whose operations are conducted through 12 offices/branches in western Colorado and one branch in northeastern New Mexico; on July 11, 1997, Zions also acquired Zions Bank (formerly Tri-State Bank) in Montpelier, Idaho. Subsequent to the acquisition by Zions of Zions Bank, Zions Bank acquired 10 branches from Wells Fargo Bank, N.A., located in Idaho, and opened two de novo branches in Idaho; Zions Bank currently operates 15 branches in Idaho; and in July 1997, Zions completed its purchase of 27 former branches of Wells Fargo Bank in Arizona (11 branches), Idaho (10 branches), Nevada (5 branches), and Utah (1 branch). On September 20, 1997, Zions Bank completed its acquisition of four additional branches from Wells Fargo in Utah.

         Val Cor, a Colorado corporation, is a bank holding company registered under the Bank Holding Company Act. Zions acquired Val Cor in May 1997 as a part of the Aspen acquisition. Val Cor's principal asset consists of its ownership interest in over 99% of the common stock of Valley.

         Valley is a national banking association organized in 1979. Valley offers traditional banking services to customers in its primary market area of Montezuma County, Colorado. Valley also conducts business through its two branch offices located in Cortez and Dolores, Colorado.

         The Company is a bank holding company incorporated in Colorado. The Company operates through its wholly-owned subsidiary, Tri-State Bank (the "Bank"). The Bank operates a commercial banking business through two offices/branches in Denver and Boulder, Colorado.

         Upon consummation of the Reorganization, the holders of each outstanding share of Company Common Stock will receive, in exchange for each share of Company Common Stock, their pro rata share of the Merger Consideration, consisting of 710,000 shares of Zions Common Stock. The shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 710,000 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization or approximately .9484 of a share of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its Common Stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $40.625. Such fractional share of interest will not include the right to vote or to receive dividends or any interest thereon.

         On January 9, 1998, the closing price of Zions Common Stock was $39.5625 per share. On that date the Company had issued and outstanding 748,631 shares of its Common Stock. Assuming that the Reorganization had been consummated as of January 9, 1998 and the closing price of Zions Common Stock had been $39.5625 on that date, shareholders of the Company under such circumstances would have received .9484 of a share of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $37.52 per share of Company Common Stock.

Background of and Reasons for the Reorganization

        Tri-State.

        Background. On April 1, 1997, the Wallach Company met with Richard C. Tucker and his wife, Patricia T. Tucker, to present its analysis of valuation and strategic options for the Company. Mr. Tucker is Chairman, President and Chief Executive Officer of the Company and the Bank and, with his wife and family, is a principal stockholder of the Company. Wallach Company was formally engaged on April 10, 1997, to approach a selected group of prospective purchasers, assist in structuring and negotiating a possible business combination transaction, and render its opinion regarding the fairness, from a financial point of view, of the consideration proposed to be paid to the shareholders of the Company in such transaction.

        Wallach Company contacted six potential merger candidates to determine their interest in the Company and based on discussions with Wallach Company, four parties elected to receive additional information about the Company, meet with management and submit indications of interest. An analysis of the proposals was presented by Wallach Company to the Board in two meetings on September 9, 1997, and September 11, 1997. The Board engaged in a comprehensive discussion and analysis of the following factors in determining with which merger candidate to proceed: (a) the Board's obligation to maximize the benefit to the Company's shareholders; (b) the market risk and opportunity associated with a stock-for-stock transaction; (c) the wherewithal of the parties to complete the transactions; (d) the tax consequences of the transaction to the Company's shareholders; (e) the proposed terms of a definitive agreement; and (f) the effect of the proposed transaction on employees, customers and the community. After completing its analysis, the Board authorized moving forward with negotiations with Zions.

        After negotiating the terms of a definitive agreement, the Board met again on September 23, 1997, to review the agreement and consider the transaction with Zions. The Board determined that the Zions offer would produce the maximum benefit to the Company's shareholders based primarily upon its being a stock-for-stock merger in which income taxes could be deferred, its being the highest value in nominal terms, the good prospects for long-term growth in Zion's stock, and Zion's history of completing acquisitions. Further, the Board felt that the proposed transaction with Zions offered a greater likelihood of stability in the operations of the Bank, thereby benefiting employees, customers and the community. As a result, the Board authorized signing the definitive merger agreement.

        The Company Board's Reasons for the Reorganization. The Company Board believes that the Reorganization is fair to, and in the best interests of, the Company and its shareholders. Accordingly, the Board unanimously approved the Plan of Reorganization and recommends that the Company shareholders vote FOR the approval and adoption of the Plan of Reorganization.

        In reaching its determination that the Reorganization is fair to, and in the best interests of, the Company and its shareholders, the Board considered a number of factors including, without limitation, the following:

         o the current condition and growth prospects of the Company and the Bank, their historical results of operations and their prospective results of operations were the Company to remain independent;

         o the economic, business and competitive climate for banking and financial institutions in Colorado, with special consideration given to recent transactions that have increased the competitive environment in the financial services and banking industry, including the adoption by Congress of interstate branch banking;

         o the monetary value of the stock offered to the Company shareholders by Zions (i) in absolute terms, (ii) as compared to the value of other offers received by the Company by qualified and informed potential acquirers, whose offers were each less than Zions' offer, and (iii) as compared to recent mergers and acquisitions involving other banking and financial institutions in Colorado;

         o the potential market value, liquidity and dividend yield of Company Common Stock if the Company were to remain independent;

         o the historically greater liquidity and dividend yield represented by the Zions Common Stock to be received in the Reorganization;

         o the greater financial and management resources and customer product offerings of Zions which could increase the competitiveness of the combined institution in the Company's market area and its ability to serve the depositors, customers and communities currently served by the Company;

         o the historical results of operations and financial condition of Zions and the future prospects for Zions, including anticipated benefits of the Reorganization;

         o the future growth prospects of Zions following the Reorganization; and

         o the fact that the Reorganization will be a tax-free reorganization to the Company shareholders for federal income tax purposes with respect to shareholders of the Company who receive shares of Zions Common Stock in the Reorganization (but not with respect to any cash received in the Reorganization).

        THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE PLAN OF REORGANIZATION.

        Zions. For Zions, the Reorganization will provide the opportunity to continue its recent expansion. In acquiring the Company, Zions will be expanding its presence into the Denver, Colorado market. Zions does not currently have any offices in the Denver area. The expansion will be evidenced by Zions' both broadening its geographical base in Colorado by establishing a presence in this market and expanding the banking services it is able to provide. Additionally, the Zions' expansion in the Denver, Colorado region will allow Zions further to diversify its banking operations.

        The acquisition by Zions of the Company will bring together the different skills and resources of the two organizations and, together with the additional skills and resources available in the broader Zions organization, will result in the ability to make a wider spectrum of banking services available to consumers, businesses and professionals in the Company's geographic area.

Voting Agreements

         In connection with the Plan of Reorganization, four shareholders of the Company, whose common share holdings aggregate 100% of the outstanding Class A Company Common Stock as of January 9, 1998, and fifteen various shareholders of the Company, including their affiliated entities, whose common share holdings aggregate approximately 75.34% of the outstanding Class B Company Common Stock as of January 9, 1998, have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Plan of Reorganization and to support the Plan of Reorganization and to recommend its adoption by the other shareholders of the Company. Various of such shareholders are officers and directors of the Company. All of the directors and executive officers of the Company have so agreed. Such vote will be sufficient to approve the Plan of Reorganization and the Reorganization. If these individuals vote their shares of Company Common Stock in accordance with the requirements of the voting agreements, approval of the Reorganization by the Company shareholders is assured, notwithstanding the vote of other Company shareholders.

        The voting agreements are applicable to the shareholders only in their capacities as shareholders and do not legally affect the exercise of their responsibilities if a member of the Board of Directors of the Company. The shareholder-directors also agreed in their capacity as directors, until the earlier of consummation of the Reorganization or termination of the Plan of Reorganization, to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of the Company or any of its subsidiaries.

        The form of the voting agreements has been filed with the SEC as an exhibit to the Registration Statement and is incorporated herein by reference. The foregoing summary of the agreements is qualified in its entirety by reference to such filing.

Required Vote; Management Recommendation

        Approval of the Plan of Reorganization requires the affirmative vote of the holders of two-thirds of the outstanding shares of Class A Company Common Stock entitled to vote at the Special Meeting and of the holders of two-thirds of the outstanding shares of Class B Company Common Stock entitled to vote at the Special Meeting. The holders of Class A Company Common Stock and the holders of Class B Company Common Stock will vote their respective shares of Company Common Stock separately as a class. Because approval requires the affirmative votes of two-thirds of all outstanding shares of each class of Company Common Stock, a failure to vote, an abstention, or a broker's failure to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Voting Agreements" immediately above for a discussion of the ownership of Company Common Stock by various officers, directors, and shareholders of the Company. THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE COMPANY SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF REORGANIZATION.

        The Board of Directors of Zions has approved the Plan of Reorganization. In addition, Zions, as the sole shareholder of Val Cor, has approved the merger of Val Cor with the Company (the "Holding Company Merger"). Under the Utah Business Corporation Act no approval of the Plan of Reorganization by the shareholders of Zions is required.

Opinion of the Company's Financial Advisor

        The Company has received an opinion from Wallach Company that, as of the date of this Proxy Statement/Prospectus, the Merger Consideration to be received from Zions was fair to the Company's shareholders from a financial point of view. The full text of Wallach Company's opinion dated as of the date of this Proxy Statement/Prospectus, which sets forth matters considered in connection with such opinion, is attached hereto as Appendix A and should be read in its entirety by the Company's shareholders. This summary of the opinion is qualified in its entirety by reference to the full text of the opinion.

        The Company's Board retained Wallach Company as its financial advisor on the basis of the firm's experience and expertise with the financial services and banking industry and with transactions similar to the Reorganization.

        In connection with delivering its fairness opinion, Wallach Company, among other things, did the following:

              i. reviewed certain financial statements and other financial information of the Company;

              ii. reviewed the current condition and growth prospects for the Company and its subsidiary bank, including financial projections prepared by the Company's management;

              iii. discussed the past and current operations and financial conditions and the prospects of the Company with the Company's management;

              iv. evaluated the economic, banking and competitive climate for banking institutions in Colorado, with special consideration given to recent transactions that may have increased the competitive environment in the financial services and banking industry;

              v. reviewed the process used leading to the Zions offer, including a review of the potential acquirors contacted and their responses relative to a potential acquisition of the Company;

              vi. compared the various offers received from interested parties and determined that the terms of the Agreement represented the highest value in absolute terms;

              vii. compared the Zions offer to recent transactions involving other institutions of similar size, to the extent publicly available;

              viii.  examined the price and trading activity for Zions;

              ix. reviewed the implications for the Company shareholders receiving Zions common stock with regards to prospects for value, liquidity, dividend yield and growth;

              x. met with Zions' management and reviewed certain publicly available financial statements of Zions; and

              xi.    reviewed the Agreement.

              Neither Zions nor the Company imposed any limitations upon the scope of the investigation performed by Wallach Company in formulating its opinion. In rendering its opinion, Wallach Company did not independently verify the asset quality and financial condition of Zions or the Company, but instead relied upon the data provided by or on behalf of Zions and the Company to be true and accurate in all material respects.

              Wallach Company relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by it for purposes of the fairness opinion. The fairness opinion is necessarily based on information as of the date thereof. The fairness opinion is directed only to the consideration to be received by the Company's shareholders for their shares if the Reorganization is consummated and does not constitute a recommendation to any Company shareholder as to how such shareholder should vote at the Special Meeting.

              Following is a brief summary of the material analyses utilized by Wallach Company in arriving at its fairness opinion. This summary does not purport to be a complete description of the analyses performed by Wallach Company.

              Implied Zions Offer Price. The closing stock price of Zions was $41.125 on September 23, 1997, the date for which the Board of Directors evaluated Zions' final proposal. Based on the anticipated Company/Zions exchange ratio of .9484, the resulting Zions offer price for each share of the Company Common Stock was $39.00. The implied multiple of trailing 12-month earnings of the Company for the year ended June 30, 1997, was 15.9. The implied multiple of book value at June 30, 1997, was 364.9%.

              Comparison with the Other Offers. Wallach Company compared the Zions offer to the other offers received from three major bank holding companies. The other offers involved stock-for-stock mergers, pursuant to which the Company's shareholders would receive stock of the acquiror having a value less than Zions' offer. Wallach Company's examination of the offers included, but was not limited to, a comparison of pricing, the underlying securities and the implications for liquidity.

              Analysis of Selected Bank Mergers. Wallach Company reviewed publicly available information on the two bank merger and acquisition transactions known by Wallach Company to have occurred since April 1, 1997, in Colorado, for which Wallach Company believed the sellers were similar to the Company in size, market and financial performance. Wallach Company compared certain percentages and multiples implied by the Zions offer with comparable percentages and multiples for these transactions. The average price offered in the three transactions as a multiple of trailing earnings was 13.5 as compared to 15.9 associated with the Zions offer at the time of the September 23 Company Board of Directors Meeting. The average multiple of book value in these transactions was 288.0% as compared to 364.3% associated with the Zions offer at the time of the September 23 Company Board Meeting.

              Wallach Company also reviewed publicly available information on four national bank merger and acquisition transactions known by Wallach Company to have occurred since December 1, 1996, for which Wallach Company believed the sellers were similar to the Company in size, market and financial performance. Wallach Company compared certain percentages and multiples implied by the Zions offer with comparable percentages and multiples for these transactions. The average price offered in these transactions as a multiple of trailing earnings was 13.1 as compared to 15.9 associated with the Zions offer at the time of the September 23 Company Board of Directors Meeting. Since several of the acquired companies had higher capital levels than the Company, Wallach Company chose to use the adjusted capital method when comparing price to book value ratios. The adjusted capital method adjusts the banks capital level to a normalized level of 7.5% of assets, under the assumption that an acquirer will not assign a multiple of value for excess capital. The average multiple of adjusted book value in these transactions was 244.5%, as compared to 364.3% associated with the Zions offer at the time of the September 23 Company Board of Directors Meeting.

              Since the signing of the definitive merger agreement on September 23, 1997, one transaction in Colorado has been announced which, although not directly comparable, should be noted. On November 7, 1997, Pioneer Bank of Longmont announced its sale to Community First Bankshares. On December 9, 1997, the price-to-earnings multiple was reported as 16.99 and the price-to-book value multiple was reported as 424%.

              Zions Stock Trading History and Valuation. Wallach Company examined the history of trading prices for Zions compared to a select group of eight other large regional bank holding companies who are active in acquisitions in the Rocky Mountain region. The "Index Group" is comprised of Banc One Corporation, Community First Bankshares, First Security Corporation, KeyCorp, Norwest Corporation, TCF Financial Corporation , U.S. Bancorp and Wells Fargo & Co. Wallach Company also examined the valuation of Zions relative to the Index Group in relation to earnings, book value, dividend yield and other factors. For projected earnings Wallach Company used the average of published analyst estimates. The analysis showed, among other things, that for the trailing 12-month period ended June 30, 1997, and projected 1997 and 1998 calendar years, based on stock prices at September 23, 1997, the price to earnings ratio for Zions was 22.9, 21.6 and 18.7, respectively, compared to 21.4, 18.1 and 15.2 for the Index Group, respectively. Based on Zions stock price on September 23, 1997, the price to book value for Zions was 419% compared to 320% for the Index Group and the common dividend yield for Zions was 1.2% compared to 2.1% for the Index Group. As of September 23, 1997, the consensus of research analysts' projections of five years' earnings growth rate was 13.0% for Zions compared to 12.2% for the Index Group. The return on average equity for the six months ended June 30, 1997, was 24.7% for Zions compared to 18.5% for the Index Group. The ratio of equity to assets for Zions was 7.3% compared to 8.6% for the Index Group.

              Recent Zions Offer Price. The closing stock price of Zions common stock was $39.56 on January 9, 1998, the date of Wallach Company's fairness opinion. Based on the anticipated Company/Zions exchange ratio of .9484, the resulting Zions offer price for each share of the Company's Common Stock was $37.52. The implied multiple of trailing 12-month earnings of the Company for the year ended June 30, 1997, was 15.3. The implied multiple of book value at June 30, 1997, was 351.0%.

              Wallach Company is of the opinion that the Company/Zions Merger Consideration is fair to the Company's shareholders from a financial point of view.

              Wallach Company believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by them could create an incomplete view of the process underlying the preparation of its fairness opinion. No company or transaction used in the company comparable transaction analysis is identical to the Company, Zions or the Reorganization. Accordingly, in its analysis Wallach Company used complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value or the acquisition value of the companies to which they are being compared.

              For Wallach Company's services in connection with preparing a plan for obtaining acquisition offers for the Company, soliciting and negotiating such acquisition offers, rendering its opinion as to the fairness of the Merger Consideration to the Company's shareholders from a financial point of view and for certain other advisory services in connection therewith, the Company has agreed to pay Wallach Company certain fees. Wallach Company will receive a cash fee upon the effectiveness of the Reorganization equal to 2.25% of the first $19.5 million and 4.50% of the amount in excess of $19.5 million received by the Company's shareholders in the transaction based on the value of the Zions common stock issued to the Company's shareholders in the Reorganization. From May 1997 to the effective date of the Reorganization, Wallach Company has or will receive a monthly retainer of $7,500, which amounts will be credited against the transaction fee due at the effectiveness of the Reorganization. Wallach Company has also received reimbursement of its actual out-of-pocket expenses and the Company has agreed to indemnify Wallach Company against certain liabilities, including liabilities under securities laws.

Conversion of Company Shares

         Under the Plan of Reorganization, holders of shares of Company
Common Stock will receive shares of Zions Common Stock. Upon consummation of the Reorganization, the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 710,000 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization. In accordance with this formula, the shareholders of the Company will receive approximately .9484 of a share of Zions Common Stock for each share of Company Common Stock. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $40.625. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         On January 9, 1998, the closing price of Zions Common Stock was $39.5625 per share. On that date the Company had 748,631 issued and outstanding shares of its Common Stock. Assuming that the Reorganization had been consummated as of January 9, 1998 and the closing price of Zions Common Stock had been $39.5625 on that date, shareholders of the Company under such circumstances would have received .9484 of a share of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $37.52 per share of Company Common Stock.

         Exchange of Stock Certificates. Zions First National Bank, a national banking association with its head office located in Salt Lake City, Utah and a subsidiary of Zions ("Zions Bank"), is the exchange agent designated by the parties in the Plan of Reorganization (the "Exchange Agent"), and as Exchange Agent will, promptly after the Effective Date, mail to each holder of one or more stock certificates formerly representing shares of Company Common Stock except to such holders who shall have waived the notice of exchange, a notice specifying the Effective Date and notifying such holder to surrender his or her certificate or certificates to Zions Bank for exchange. Such notice will be mailed to holders by regular mail at their addresses on the records of the Company. Company shareholders should not send in their certificates until they receive such written instructions. However, certificates should be surrendered promptly after instructions to do so are received.

         Any dividends declared on Zions Common Stock after the Effective Date of the Reorganization will apply to all whole shares of Zions Common Stock into which shares of Company Common Stock will have been converted in the Reorganization. However, no former Company shareholder will be entitled to receive any such dividend until such shareholder's Company Common Stock certificates have been surrendered for exchange as provided in the letter of transmittal sent by the Exchange Agent. Upon such surrender, the shareholder will be entitled to receive all such dividends payable on the whole shares of Zions Common Stock represented by the surrendered certificate(s) (without interest thereon and less the amount of taxes, if any, which may have in fact been imposed or paid thereon).

         Payment for Fractional Shares. No fractional shares of Zions Common Stock will be issued in connection with the Reorganization. Instead, each Company shareholder who surrenders for exchange Company Common Stock certificates representing a fraction of a share of Zions Common Stock will receive, in addition to a certificate for the whole shares of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to the product of such fraction times $40.625. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         Unexchanged Certificates. On the Effective Date of the Reorganization, the stock transfer books of the Company will be closed, and no further transfers of Company Common Stock will be made or recognized. Certificates for Company Common Stock not surrendered for exchange will entitle the holder to receive, upon surrender as provided in the letter of transmittal, a certificate for whole shares of Zions Common Stock, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above, and without any interest thereon.

Federal Income Tax Consequences of the Reorganization

         The following discussion is a summary of the material federal income tax consequences of the merger of the Company with and into Val Cor (herein, the "Merger") to the Company and to the existing shareholders of the Company, but does not purport to be a complete analysis of all the potential tax effects of the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such change may be applied retroactively. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. Shareholders of the Company are urged to consult their own tax advisors as to specific tax consequences to them of the Merger.

         The Company will receive an opinion from Baker & Hostetler LLP, special counsel to the Company (the "Baker Opinion") that, based upon the facts and representations set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling will be requested from the IRS with respect to the federal income tax consequences of the Merger. An opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Merger, or that such a challenge, if made, will not be successful.

         Based upon the facts and representations which will be set forth or referred to in the Baker Opinion, such opinion will provide, among other things, that the Company will not recognize gain or loss for federal income tax purposes upon the Merger and that the shareholders of the Company will have the following federal income tax consequences upon the Merger: (i) no taxable gain or loss will be recognized upon the receipt of Zions Common Stock; (ii) the tax basis of the Company Common Stock surrendered in the Merger will be allocated to the Zions Common Stock to be received in the Merger; (iii) the holding period of the Zions Common Stock to be received in the Merger will include the holding period of the Company Common Stock surrendered in exchange therefor; and (iv) if any cash is received in lieu of a fractional share of Zions Common Stock, gain (or loss) will be recognized in an amount equal to the difference between the cash received and the shareholder's basis in that fractional share.

         The foregoing is intended only as a summary of certain federal income tax consequences of the Reorganization under existing law and regulations, as presently interpreted by judicial decisions and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Reorganization. Among other things, the summary does not address state income tax consequences, local taxes, or the federal or state income tax considerations that may affect the treatment of a shareholder who acquired his Company Common Stock pursuant to an employee stock option or other special circumstances. Accordingly, it is recommended that Company shareholders consult their own tax advisors for specific advice concerning their own tax situations, potential changes in the applicable tax law and all federal, state and local tax matters in connection with the Reorganization.

         A copy of the Baker Opinion to be rendered as to the material federal income tax consequences relating to the Reorganization is attached and set forth in Appendix B of the Proxy Statement/Prospectus.

Rights of Dissenting Shareholders

         A holder of shares of Company Common Stock is entitled to exercise the rights of a dissenting shareholder under the Colorado Business Corporation Act, ss.ss. 7-113-101 et seq., to object to the Plan of Reorganization and make written demand that Val Cor pay in cash the fair value of the shares of Company Common Stock held as determined in accordance with such statutory provisions. The following summary does not purport to be a complete statement of the provisions of Colorado law and is qualified in its entirety by reference to such statutory provisions, which are set forth in full as Appendix C to this Proxy Statement/Prospectus.

         Colorado law requires that holders of Company Common Stock follow certain prescribed procedures in the exercise of their statutory right to dissent in connection with the Reorganization. The failure by a shareholder to follow such procedures on a timely basis and in the precise manner required by Colorado law may result in a loss of that shareholder's dissenters' rights.

         Overview. Holders of Company Common Stock have the right under the Colorado Business Corporation Act to dissent from the Reorganization and obtain payment of the fair value of their shares. Fair value means the value of the shares immediately before the Effective Date, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent exclusion would be inequitable. If Val Cor and a shareholder who has exercised his or her right to dissent (a "Dissenting Shareholder") are not able to agree on a fair value, Val Cor must petition a court in Denver County, Colorado for a determination of fair value.

         Procedure for Dissenting. A shareholder wishing to dissent from the Reorganization must deliver to the Company, before the Special Meeting, written notice of his or her intent to demand payment for his or her shares if the Reorganization is consummated. The written notice should be sent to the Company at 616 East Speer Boulevard, Denver, Colorado 80203 long enough before the Special Meeting so that the Company receives it before the Special Meeting. A shareholder wishing to dissent must also not vote in favor of the Reorganization. If a shareholder's written notice of intent to demand payment is not received by the Company before the Special Meeting, or if the shareholder votes in favor of the Reorganization, such shareholder will not have the right to dissent and will be required to participate in the Reorganization.

         Within 10 days after the Effective Date, Val Cor will deliver to each Dissenting Shareholder a written notice instructing the Dissenting Shareholder to demand payment and send his or her Company Common Stock certificates to Val Cor. The notice will include a form for demanding payment and will show the deadline for submitting the payment demand form and the Company Common Stock certificates. The form will also show the date that the Reorganization was first announced to the news media or the shareholders, and the Dissenting Shareholder will be required to state whether or not he or she acquired his or her shares before that date.

         The Dissenting Shareholder must then properly complete and sign the payment demand form, and submit it to Val Cor along with his or her Company Common Stock certificates by the deadline shown in the notice from Val Cor. If the payment demand form and the Company Common Stock certificates are not submitted by the deadline, the shareholder will no longer be a Dissenting Shareholder and will not be entitled to receive payment of the fair value of his or her shares under the dissenters' rights provisions of Colorado law. Such a shareholder will be required to participate in the Reorganization. The payment demand form and Company Common Stock certificates should be sent to Val Cor at 350 W. Montezuma, Cortez, Colorado 81321.

         Payment for Shares. Within 30 days after receiving a Dissenting Shareholder's payment demand form and Company Common Stock certificates, Val Cor will pay such Dissenting Shareholder Val Cor's estimate of the fair value of the Company Common Stock for which certificates were submitted, plus accrued interest. Accompanying the payment will be financial information for the Company as of the end of its most recent fiscal year, as well as the latest available interim financial information. Also accompanying the payment will be a statement of Val Cor's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder's rights if such shareholder is dissatisfied with Val Cor's payment, and a copy of the relevant Colorado statute.

         If a Dissenting Shareholder estimates the fair value of his or her shares and the amount of accrued interest to be higher than the amount paid by Val Cor, the Dissenting Shareholder may send a notice to Val Cor demanding payment of the difference between the Dissenting Shareholder's estimate and the amount paid by Val Cor. The Dissenting Shareholder may reject Val Cor's offer to pay fair value and demand payment of the Dissenting Shareholder's estimate of the fair value of his or her shares and accrued interest. If a Dissenting Shareholder does not send a notice demanding payment within 30 days after Val Cor has made its payment or offer, the Dissenting Shareholder will not have the right to receive any amount in excess of the fair value plus interest already paid or offered by Val Cor.

         Court Proceeding to Determine Fair Value. If a demand for payment remains unsettled for 60 days following Val Cor's receipt of the demand, Val Cor may petition a court in Denver County to determine the fair value of the shares and accrued interest. Court costs will be paid by Val Cor unless the court finds that one or more Dissenting Shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case some or all court costs may be allocated to such Dissenting Shareholder or Shareholders. Attorneys' and experts' fees may be assessed against Val Cor if the court finds that Val Cor did not comply with the applicable statute or acted arbitrarily, vexatiously or not in good faith, or such fees may be assessed against one or more Dissenting Shareholders if the same acted arbitrarily, vexatiously or not in good faith.

         Holders of Company Common Stock considering seeking appraisal by exercising their dissenters' rights should be aware that the fair value of their Company Common Stock determined pursuant to Colorado law could be more than, the same as, or less than their pro rata share of the Merger Consideration that they are entitled to receive pursuant to the Plan of Reorganization if they do not seek appraisal of their Company Common Stock.

         THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY HOLDERS OF COMPANY COMMON STOCK DESIRING TO EXERCISE APPRAISAL RIGHTS AND, IN VIEW OF THE FACT THAT EXERCISE OF SUCH RIGHTS REQUIRES STRICT ADHERENCE TO THE RELEVANT PROVISIONS OF THE COLORADO BUSINESS CORPORATION ACT, EACH SHAREHOLDER WHO MAY DESIRE TO EXERCISE APPRAISAL RIGHTS IS ADVISED INDIVIDUALLY TO CONSULT THE LAW (AS SET FORTH IN APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS) AND COMPLY WITH THE PROVISIONS THEREOF.

         HOLDERS OF COMPANY COMMON STOCK WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF COLORADO LAW.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that after the Reorganization becomes effective, Richard C. Tucker, currently chairman, president and chief executive officer of the Company and the Bank, will become an executive officer of Valley. Mr. Tucker will enter into an Employment Agreement with Valley effective as of the Effective Date. The Board of Directors of the Company was aware of these interests when it considered and approved the Plan of Reorganization. The terms of the agreement will continue until the first anniversary of the commencement of the agreement. The agreement provides that Mr. Tucker will receive an initial annual salary not less than the aggregate salary paid to Mr. Tucker by the Bank as of June 30, 1997. Mr. Tucker will be eligible to be considered for salary increases, upon review, and will be entitled to other benefits normally afforded executive employees, including employee benefit plan participation, retirement and life insurance policies, and consideration for periodic raises, based upon performance and responsibility.

         The employment agreement provides for severance benefits for Mr. Tucker upon the termination of his employment agreement for reasons other than his death or disability or "for cause" (as defined in his employment agreement). In the event of termination for reasons other than set forth in the preceding sentence, Mr. Tucker will receive salary (as defined in the employment agreement) payable at the rate established in his employment agreement for the year in which termination occurs, payable until the first anniversary of the commencement of the agreement. Mr. Tucker will also receive such rights as he will have accrued as of the termination date of his employment under the terms of any plans or arrangements in which he participates, reimbursement for expenses accrued as of such termination date, and the cash equivalent of paid annual leave and sick leave accrued as of such termination date.

         Under his employment agreement, Mr. Tucker has agreed that he will not during the term of two years commencing with his employment by Valley pursuant to the employment agreement (i) engage in the banking business other than on behalf of Valley or its affiliates within a prescribed market area; (ii) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity (other than Valley or its affiliates) engaged in the banking business in such market area, or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer, or member of the respective Boards of Directors of Zions or Valley or any of their affiliates to engage in any action prohibited under (i) or (ii) above. The employment agreement has described the prescribed market area as the Colorado counties of Adams, Arapahoe, Boulder, Denver, Douglas, Jefferson and Weld.

         Mr. Tucker's employment agreement further provides that for the period of one year after the first anniversary of the commencement of the agreement, Mr. Tucker will become a consultant of Valley. Mr. Tucker's duties as a consultant will include efforts to retain Valley's customer relationships to which Mr. Tucker devoted attention during and until the first anniversary of the commencement of the agreement. Mr. Tucker will devote a minimum of the equivalent of one day per week to his duties as a consultant. In consideration for performing these consultancy services, Mr. Tucker will receive cash compensation at a rate of $60,000 per annum, but will be entitled to no other compensation or benefits from Valley.

Inconsistent Activities

         The Company has agreed in the Plan of Reorganization that unless and until the Reorganization has been consummated or the Plan of Reorganization has been terminated in accordance with its terms, neither the Company nor the Bank will (i) solicit or encourage any inquiries or proposals by any third person to acquire more than 1% of the Company Common Stock or any capital stock of the Bank or any significant portion of the Company's or the Bank's assets (whether by tender offer, merger, purchase of assets or otherwise), (ii) afford any third party which may be considering any such transaction access to its properties, books or records except as required by law, (iii) enter into any discussions, negotiations, agreement or understanding with respect to any such transaction or
(iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. If the Company or the Bank becomes aware of any offer or proposed offer to acquire any of its shares or any significant portion of its assets or of any other matter which could adversely affect the Plan of Reorganization, the Holding Company Merger, or the Bank Merger, the Company and the Bank are required to give immediate notice thereof to Zions and to keep Zions informed of the matter.

Conduct of Business Pending the Reorganization

         The Plan of Reorganization contains covenants, representations and warranties by the Company and the Bank as to matters which are typical in transactions similar to the Reorganization.

         Prior to the Effective Date, the Company and the Bank have each agreed that neither will without Zions' prior written consent: (i) declare or pay cash dividends or property dividends with the exception of customary periodic cash dividends paid by the Company or the Bank in a manner consistent with past practice;(ii) declare or distribute any stock dividend, authorize any stock split, authorize, issue or make any distribution of its capital stock or other securities except for the issuance of Company Common Stock already subscribed for or upon exercise of existing stock options, or grant any options to acquire such securities; (iii) except as contemplated by the Plan of Reorganization, merge into, consolidate with or sell its assets to any other person, or enter into any other transaction or agree to effect any other transaction not in the ordinary course of its business or engage in any discussions concerning such a possible transaction; (iv) convert the charter or form of entity of the Bank to any other charter or form of entity; (v) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any agreement or engage in any transaction, in an amount exceeding $10,000, except in the ordinary course of its business; (vii) subject any of its properties or assets to any lien, claim, charge, option or encumbrance, except in the ordinary course of its business; (viii) institute or agree to any increase in the compensation of any employee, except for ordinary increases in accordance with past practices not to exceed (when aggregated with all other such increases) 5% per annum of the aggregate payroll as of July 1, 1997; (ix) create or modify any pension or profit-sharing plan, bonus, deferred compensation, death benefit or retirement plan, or the level of benefits under any such plan, or increase or decrease any severance or termination pay benefit or any other fringe benefit; (x) enter into any employment or personal services contract with any person except to directly facilitate the Reorganization or to hire one or more tellers, customer service representatives, or similar branch personnel each of whose annual salary shall not exceed $25,000 and each of whose hiring is necessary for normal bank operations; or (xi) purchase any loans or loan-participation interests from, or participate in any loan originated by, any person other than the Company or the Bank.

         The Company and the Bank have also agreed to carry on their businesses and manage their assets and property diligently in the same manner as they have previously done and to use their best efforts to preserve their business organization. Pending completion of Reorganization or termination of the Plan of Reorganization, the Company and the Bank have agreed to provide Zions with certain information and reports and access to other information.

Conditions to the Reorganization

         The obligations of the Company, the Bank, Zions, Val Cor and Valley to consummate the Reorganization are subject to, among other things, the satisfaction of the following conditions: (i) the parties shall have received all orders, consents and approvals from all requisite governmental authorities for the completion of the Reorganization; (ii) the shareholders of the Company and the Bank shall have authorized the Holding Company Merger and Bank Merger, respectively; (iii) certain litigation, as specified in the Plan of Reorganization, shall not have been instituted or threatened; (iv) Zions shall have determined to its satisfaction that the Reorganization contemplated by the Plan of Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with APB Opinion No. 16; (v) the registration statement to be filed by Zions pursuant to the Securities Act in connection with the registration of the shares of Zions Common Stock to be used as consideration in connection with the Reorganization shall have become effective under the Securities Act, and Zions shall have received all required state securities laws permits and other required authorizations or confirmations of the availability of exemption from registration requirements necessary to issue Zions Common Stock in the Reorganization, and neither the registration statement nor any such required permit, authorization or confirmation shall be subject to a stop-order or threatened stop-order by the SEC or any state securities authority; (vi) the Company and Zions shall have determined that the Reorganization shall qualify as a tax free reorganization under the Code and the regulations and rulings promulgated thereunder; and (vii) there shall be no adverse legislation or government regulation which would make the transaction contemplated impossible.

         The obligations of Zions, Val Cor and Valley to consummate the Reorganization are subject to satisfaction or waiver of certain additional conditions, including: (i) all representations and warranties made by the Company and the Bank in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and the Company and the Bank shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (ii) Baker & Hostetler LLP, special counsel to the Company, shall have rendered a legal opinion to Zions in form and substance as set forth in the Plan of Reorganization; (iii) Overton & Feeley, P.C., counsel to the Company, shall have rendered a legal opinion to Zions in form and substance as set forth in the Plan of Reorganization; (iv) Zions shall have received a favorable opinion from litigation counsel for the Company and the Bank substantially in form and substance as set forth in the Plan of Reorganization; (v) the Company shall have delivered to Zions all regulatory authorizations entitling the Bank to operate its branches; (vi) during the period from June 30, 1997 to the Effective Date, there shall have been no material adverse change in the financial position or results of operations of the Company or the Bank nor shall the Company or the Bank have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (vii) on and as of the Effective Date the consolidated net worth of the Company as determined in accordance with generally accepted accounting principles shall not be less than the sum of (a) $8,002,474, and (b) the aggregate contributions to capital caused by the payments accompanying the exercise of any stock options on or after June 30, 1997; (viii) on and as of the Effective Date, the aggregate reserve for loan losses of the Bank as determined in accordance with generally accepted accounting principles shall not be less than $1,077,457; (ix) the CRA rating of the Bank shall be no lower than "satisfactory"; and (x) Mr. Tucker shall have entered into an employment agreement with Valley in the form set forth in the Plan of Reorganization.

         The obligations of the Company and the Bank to consummate the Reorganization are subject to the satisfaction or waiver of certain additional conditions, including: (i) the shareholders of Valley shall have authorized the Bank Merger; (ii) all representations and warranties made by Zions, Val Cor and Valley in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Zions, Val Cor and Valley shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) receipt of a legal opinion of Duane, Morris & Heckscher LLP, special counsel to Zions, in form and substance as set forth in the Plan of Reorganization; (iv) receipt of a fairness opinion of Wallach Company, investment bankers; (v) during the period from June 30, 1997 to the Effective Date, there shall be no material adverse change in the financial position or results of operations of Zions nor shall Zions have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; and (vi) Zions Common Stock shall be quoted on NASDAQ or shall be listed on a national securities exchange.

Representations and Warranties

         The representations and warranties of Zions, Val Cor, Valley, the Company and the Bank contained in the Plan of Reorganization relate, among other things, to the organization and good standing of the parties; the capitalization of the parties; the authorization by the parties of the Plan of Reorganization and the absence of conflict with laws or other agreements; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes since June 30, 1997 with respect to Zions, the Company and the Bank; the absence of undisclosed liabilities; and compliance with laws. The Company has additionally warranted that there has been since June 30, 1997 no material deterioration in the quality of its consolidated loan portfolio and no material increase in the consolidated level of its nonperforming assets or non-accrual loans or in the level of its consolidated provision for credit losses or its consolidated reserve for possible credit losses. The Company has also warranted that its consolidated reserve for possible credit losses is adequate to absorb reasonably anticipated losses in the consolidated loan and lease portfolios of the Company in view of the size and character of such portfolios, current economic conditions, and other factors.

         Zions and the Company have additionally warranted that there are no facts known to them respectively which reasonably might materially adversely affect their respective business, assets, liabilities, financial condition, results of operations or prospects which have not been disclosed in their respective financial statements or a certificate delivered to the other party.

Amendment and Waiver

         Notwithstanding prior approval by the shareholders of the Company or Valley, the Plan of Reorganization may be amended in any respect by written agreement between the parties, except that after such shareholder approval no amendment may prejudice the economic interests of the shareholders of the Company or Valley unless shareholder approval of the amendment is procured. Zions or the Company may also, at any time prior to the Effective Date, waive any condition or term of the Plan of Reorganization provided that any such waiver must be in writing signed by the party entitled to the benefit thereof and will be permitted only if it will not have a materially adverse effect on the benefits intended under the Plan of Reorganization to the shareholders of its or his corporation.

Authorized Termination and Damages for Breach

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders of the Company and Valley, as follows: (i) by mutual consent of the parties to the Plan of Reorganization; (ii) unilaterally, by Zions if any of the representations and warranties by the Company or the Bank was materially incorrect when made or in the event of a material breach or material failure by the Company or the Bank of any covenant or agreement of the Company or the Bank which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) unilaterally, by the Company if any of the representations and warranties of Zions, Val Cor or Valley was materially incorrect when made or in the event of a material breach or material failure by Zions, Cal Cor or Valley of any covenant or agreement of Zions, Val Cor or Valley contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iv) by either the Company or Zions if the Holding Company Merger has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the transactions contemplated by the Plan of Reorganization; or (v) by any party on or after June 30, 1998, if the Effective Date has not occurred on or before that date.

         If either party terminates the Plan of Reorganization because any of the representations and warranties of a party was materially incorrect when made, or because of a material breach or material failure by a party of a covenant or agreement made under the Plan of Reorganization, then such party whose representations and warranties were materially incorrect or who materially breached or failed to perform its covenant or agreement shall be liable to the other party or parties to the Plan of Reorganization not affiliated with it in the amount of the actual, reasonable out-of-pocket expenses, not to exceed $250,000.

Restrictions on Resales by Company Affiliates

         The shares of Zions Common Stock issuable in the Reorganization have been registered under the Securities Act, and such shares will generally be freely tradable by Company shareholders who receive Zions shares as a result of the Reorganization. However, the registration does not cover resales by Company shareholders who may be deemed to control, controlled by, or be under common control with the Company or Zions and who therefore may be deemed "affiliates" of the Company or Zions as that term is defined in Rule 144 under the Securities Act. Such affiliates are not permitted to sell their shares of Zions Common Stock acquired in the Reorganization except pursuant to (i) an effective registration statement under the Securities Act covering the shares to be sold;
(ii) the conditions contemplated by Rules 144 and 145 under the Securities Act; or (iii) another applicable exemption from the registration requirements of the Securities Act. The management of the Company will notify those persons who it believes may be such affiliates.

Expenses

         Each party to the Plan of Reorganization will pay its own expenses, including those of its own counsel, accountants, and tax advisors, incurred in connection with the Plan of Reorganization. The Company will pay the cost of printing and delivering this Proxy Statement/Prospectus and other material to the Company shareholders. Zions will pay the costs attributable to registering its stock issuable pursuant to this Proxy Statement/Prospectus under federal and state securities laws.

Government Approvals

         Applications for approval (or requests for waiver of application requirements) of the Reorganization must be made to, and approvals and consents must be obtained from, appropriate federal, Utah, and Colorado regulators, including the Board of Governors, the Comptroller, the Commissioner, and the Division. Submissions have been made to each of these regulatory authorities. Federal law prohibits consummation of the Reorganization until thirty days after the approvals of the federal regulators have been obtained, except that this period may be shortened with the concurrence of the Attorney General of the United States. Regulatory approvals have not yet been obtained.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of the Company, the Reorganization will become effective in the first quarter of 1998. However, as noted above, consummation of the Reorganization is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective in the first quarter of 1998. In addition, as also noted above, Zions and the Company retain the power to abandon the Reorganization or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior shareholder approval.

Accounting Treatment

         The Reorganization will be treated for accounting purposes as a "pooling of interests" in accordance with ABP Opinion No. 16. A condition to consummation of the Plan of Reorganization is that Zions shall have received a letter to the above effect from KPMG Peat Marwick, LLP, certified public accountants. This method of accounting views the Reorganization as a uniting of the separate ownership interests through an exchange of shares. As such, the pro forma financial information represents the combined historical financial data of Zions and the Company, subject only to certain adjustments described in the notes to the data presented.

Relationship Between Zions and the Company

         Neither Zions nor the Company is aware of any material relationship between Zions, its directors or officers or their affiliates, and the Company, its directors or executive officers or their affiliates, except as contemplated by the Plan of Reorganization or as described herein.

Unaudited Pro Forma Condensed Combined Financial Information

         The following unaudited pro forma condensed combined financial information reflects the application of the pooling of interests method of accounting. The following tables, which show comparative historical per Common Share data for Zions and the Company (separately and pro-forma combined) and equivalent pro-forma per share data for the Company, should be read in conjunction with the financial information included herein or incorporated herein by reference to other documents. The pro-forma data in the table, presented as of and for each of the years in the three year period ended December 31, 1996, and as of and for the nine months ended September 30, 1997, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the periods or as of the dates for which the information in the table is presented.

                                              Historical                           Pro Forma
                                        -----------------------         ------------------------------
                                                                        Zions and
                                                                        Tri-State         Tri-State
                                                                        Pro-Forma         Equivalent
Per Common Share                        Zions         Tri-State         Combined(4)       Pro-Forma(5)
----------------                        -----         ---------         -----------       ------------
NET INCOME(1)
 For the nine months
 ended September 30, 1997               $1.41          $ 2.11            $ 1.42            $ 1.35

 For the years ended
 December 31, 1996                       1.71            2.45              1.72              1.63
 December 31, 1995                       1.38            1.66              1.39              1.32
 December 31, 1994                       1.09            1.21              1.09              1.03

CASH DIVIDENDS(2)
 For the nine months
 ended September 30, 1997               $ .35          $  .30            $  .35            $  .33

 For the years ended
 December 31, 1996                        .43             .30               .43               .41
 December 31, 1995                        .35             .15               .35               .33
 December 31, 1994                        .29             .15               .29               .28


BOOK VALUE:(3)
 As of September 30, 1997               $9.78          $11.37            $ 9.81            $ 9.30

 As of December 31, 1996                 8.61            9.58              8.63              8.18
       December 31, 1995                 7.36            7.41              7.36              6.98
       December 31, 1994                 6.28            5.71              6.28              5.96

-----------------
(1) Net income per share is based on weighted average common and common equivalent shares outstanding.
(2) Pro forma cash dividends per share represent historical cash dividends of Zions.
(3) Book value per common share is based on total period-end of shareholders' equity.
(4) Pro forma combined net income per share represents historical net income of Zions and the Company computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the transaction. Pro forma combined book value per share represents historical total shareholders' equity of Zions and the Company computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the transaction.
(5) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by the exchange ratio of one share of Company Common Stock for each .9484 of a share of Zions Common Stock.

                           SUPERVISION AND REGULATION

         The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of Zions and its subsidiaries. These summaries do not purport to be complete, and they are qualified in their entirety by reference to the particular statutes and regulations described.

Zions

         Zions is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Board of Governors. Under the current terms of that Act, Zions' activities, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Board of Governors determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Board of Governors is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

         Bank holding companies, such as Zions, are required to obtain prior approval of the Board of Governors to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. Pursuant to the Riegle-Neal Interstate Branching and Efficiency Act of 1994, as amended ("Riegle-Neal Act"), subject to approval by the Board of Governors, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations, the most significant of which include adequate capitalization and management of the acquiring bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity," limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers.
See "Interstate Banking" below.

         The Board of Governors is authorized to adopt regulations affecting various aspects of bank holding companies. Pursuant to the general supervisory authority of the Bank Holding Company Act and directives set forth in the International Lending Supervision Act of 1983, the Board of Governors has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

Regulatory Capital Requirements

         Risk-Based Capital Guidelines. The Board of Governors has established risk-based capital guidelines for bank holding companies. The guidelines define Tier 1 Capital and Total Capital. Tier 1 Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier 1 Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt up to specified limits, and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Board of Governors, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier 1 component must constitute at least 50% of qualifying Total Capital.

         Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk weight categories for bank holding company assets -- 0%, 20%, 50% and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from federal reserve banks and obligations unconditionally guaranteed by the U.S. government or its agencies. Twenty percent risk-weighted assets include, generally, claims on U.S. banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk-weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier 1 Capital. At December 31, 1996, Zions' Tier 1 and Total Capital ratios were 14.38% and 18.31%, respectively.

         The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization -- risk of loss stemming from movements in market prices -- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must, beginning on or before January 1, 1998, include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, Zions does not calculate a risk-based capital charge for its market risk.

          The following table presents Zions' regulatory capital position at September 30, 1997 under the risk-based capital guidelines.

                               Risk-Based Capital
                             (Dollars in thousands)

                                                                    Percent
                                                                    of Risk-
                                                                    Adjusted
                                                     Amount          Assets
                                                     ------          ------
Tier 1 Capital.............................         $ 596,625         12.45%
Minimum Requirement........................           191,706          4.00
                                                    ---------         -----
  Excess...................................         $ 404,919          8.45%
                                                    =========         =====

Total Capital..............................         $ 725,036         15.13%
Minimum Requirement........................           383,412          8.00
                                                    ---------         -----
  Excess...................................         $ 341,624          7.13%
                                                    =========         =====

Risk-Adjusted Assets,
  net of goodwill, excess deferred
  tax assets and excess allowance..........        $4,792,652        100.00%
                                                   ==========        ======


Minimum Leverage Ratio. The Board of Governors has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier 1 Capital to total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992. At September 30, 1997, Zions' leverage ratio was 6.96%.

         The Board of Governors has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Board of Governors has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities.

         The following table presents Zions' leverage ratio at September 30, 1997. A leverage ratio of 3% will be the minimum required for the most highly rated banking organizations, and according to the Board of Governors, other banking organizations would be expected to maintain capital at higher levels.

                                                  (Dollars in thousands)

                                                                   Percent
                                                                 of Average
                                                                 Assets, Net
                                                  Amount         of Goodwill
                                                  ------         -----------
Tier 1 Capital.............................     $  596,625           6.96%
Minimum Requirement........................        257,122           3.00
                                                ----------         ------

Excess.....................................     $  339,503           3.96%
                                                ==========         ======

Average Assets, net of goodwill and
  deferred tax assets......................     $8,570,738         100.00%
                                                ==========         ======


         Other Issues and Developments Relating to Regulatory Capital. Pursuant to such authority and directives set forth in the International Lending Supervision Act of 1983, the Comptroller, the FDIC and the Board of Governors have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to Zions' banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to Zions.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Implementing regulations adopted by the federal banking agencies define the capital categories for banks which will determine the necessity for prompt corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters except that it may not be categorized as critically undercapitalized unless actually indicated by its capital position.

         Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of critically undercapitalized, significantly undercapitalized and certain undercapitalized banks are required to obtain the approval of the Board of Governors before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their retention of senior executive officers.

         Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

Other Regulatory and Supervisory Issues

         Pursuant to FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or imposing other operating restrictions.

         FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those eligible for national banks, impose limitations on deposit account balance determinations for the purpose of the calculation of interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for the purpose of financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account-related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

         In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

         The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on the Zions or its subsidiaries.

Deposit Insurance and Other Assessments

         Insured banks (including the bank subsidiaries of Zions) are required to make quarterly deposit insurance assessment payments to the Bank Insurance Fund (the "BIF"), and most savings associations to the Savings Association Insurance Fund (the "SAIF"), under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators: "well capitalized," "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy," of "supervisory concern" or of "substantial supervisory concern." Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

         Until December 31, 1997, both BIF- and SAIF-assessable deposits will be subject to an assessment schedule providing for an assessment range of 0% to
 .27% (with intermediate rates of .03%, .10%, .17% and .24%, depending upon an institution's supervisory risk group). Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

         In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation to enable it to pay interest and certain other expenses on bonds which it issued pursuant to FIRREA to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. Assessment rates for the second semi-annual period of 1997 have been set at .63 basis points annually for BIF-assessable deposits and 3.15 basis points annually for SAIF-assessable deposits, subject to quarterly review and adjustment.

Interstate Banking

         Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

         The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Board of Governors to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Since June 1, 1997, and earlier where permitted by applicable state law, an insured bank has been authorized to apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert the branch offices of the out-of-state bank to those of its own or, alternatively, convert its branch offices to those of the out-of-state bank, unless its home state or the home state of the out-of-state bank had adopted qualifying legislation barring this form of interstate expansion by June 1, 1997.

         Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.

         The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger, or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

         Pursuant to FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the Bank Holding Company Act.

         Bank holding companies whose home state is Utah are authorized to acquire control of depository institutions and depository institution holding companies located in other states. Colorado law authorizes an out-of-state bank holding company, with the prior approval of the Division, to acquire a Colorado bank holding company whose operations are principally conducted within the state irrespective of the number of years the depository institution subsidiaries of the Colorado bank holding company have been in operation provided that at the time of acquisition, the out-of-state bank holding company will not control more than 25 percent of the aggregate deposits made in federally-insured banks, savings and loan associations, federal savings banks, industrial banks, bank holding companies, thrift holding companies and industrial bank holding companies located in the state. Zions knows of no basis on which the Division is likely to withhold its approval of the Reorganization.

                                 MONETARY POLICY

         The earnings of Zions and the Company are directly affected by the monetary and fiscal policies of the federal government and governmental agencies. The Board of Governors has broad powers to expand and constrict the supply of money and credit and to regulate the reserves which its member banks must maintain based on deposits. These broad powers are used to influence the growth of bank loans, investments and deposits, and may affect the interest rates which will prevail in the market for loans and investments and deposits. Governmental and Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. The future impact of such policies and practices on the growth or profitability of Zions and the Company cannot be predicted.

                   INFORMATION CONCERNING ZIONS BANCORPORATION

Selected Financial Data

         The following unaudited table of selected financial data should be read in conjunction with the related notes included herein and Zions' consolidated financial statements and the related notes thereto incorporated by reference herein. The per share information presented reflects Zions' May 9, 1997 stock split. See "Zions Documents Incorporated by Reference."

ZIONS BANCORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA


(Dollars in thousands, except per share and ratio data)

                                                 As of, and for the Nine                       As of, and for the
                                                  Months Ended Sept. 30,                     Year Ended December 31,
                                                 ----------------------- ---------------------------------------------------------
                                                    1997        1996        1996        1995        1994        1993         1992
                                                    ----        ----        ----        ----        ----        ----         ----
                                                      (Unaudited)
EARNINGS SUMMARY
----------------
Taxable-equivalent net interest income          $  230,406  $  194,081  $  267,583  $  232,417  $  203,313  $  178,636  $  160,854
Net interest income                                225,404     189,207     260,473     227,094     198,606     174,657     157,282
Noninterest income                                 100,309      81,596     110,891      88,014      73,202      79,880      62,849
Provision for loan losses                            2,905       2,200       3,540       2,800       2,181       2,993      10,929
Noninterest expense (1)                            193,861     155,578     214,332     190,030     174,900     167,750     139,069
Income taxes                                        44,826      38,530      52,142      40,950      30,900      27,248      22,924
Income before cumulative effect of changes
     in accounting principles                       84,121      74,495     101,350      81,328      63,827      56,546      47,209
Cumulative effect of changes in
     accounting principles (2)                           -           -           -           -           -       1,659           -
Net income                                          84,121      74,495     101,350      81,328      63,827      58,205      47,209

COMMON STOCK DATA
-----------------
Earnings per common share:
Income before cumulative effect of
     changes in accounting principles           $     1.41  $     1.26  $     1.71  $     1.38  $     1.09  $      .99  $      .86
Net income                                            1.41        1.26        1.71        1.38        1.09        1.02         .86
Dividends paid per share                               .35         .32         .43         .35         .29         .25         .19
Dividend payout ratio (%)                            24.63%      24.86%      24.66%      25.27%      27.06%      21.81%      20.31%
Book value per share at period end                    9.78        8.30        8.61        7.36        6.28        5.50        4.74
Market to book value at period end (%)              383.44%     266.49%     301.89%     272.59%     142.83%     168.11%     200.53%
Weighted average common and common
     equivalent shares outstanding during
     the period                                 59,792,000  59,072,000  59,228,000  58,868,000  58,404,000  57,120,000  55,160,000
Common shares outstanding at period end         59,426,300  59,068,860  58,918,880  58,223,680  58,238,208  56,805,468  54,910,176

AVERAGE BALANCE SHEET DATA
--------------------------
Money market investments                        $1,545,892  $  926,035  $  909,470  $  936,846  $  869,709  $  788,694  $  469,062
Securities                                       2,282,914   1,807,806   1,827,300   1,632,253   1,545,704   1,209,165     927,976
Loan and leases, net                             3,773,847   3,055,062   3,126,899   2,599,071   2,574,995   2,222,182   2,104,679
Total interest-earning assets                    7,602,653   5,788,903   5,863,669   5,168,170   4,990,408   4,220,041   3,501,717
Total assets                                     8,259,593   6,297,615   6,377,695   5,658,690   5,456,613   4,643,918   3,807,832
Interest-bearing deposits                        3,795,194   3,289,330   3,324,536   3,021,060   2,744,976   2,449,275   2,356,384
Total deposits                                   4,899,591   4,203,711   4,258,270   3,858,271   3,583,094   3,178,926   2,912,860
FHLB advances and other borrowings                 136,204      98,781      96,496     114,270     151,164     195,097     128,856
Long-term debt                                     251,199      55,938      58,466      57,506      59,493      75,623      82,219
Total interest-bearing liabilities               6,476,829   4,821,129   4,872,070   4,320,229   4,197,865   3,556,746   2,962,079
Shareholders' equity                               543,606     455,492     468,573     397,268     339,181     286,331     240,411

PERIOD END BALANCE SHEET DATA
-----------------------------
Money market investments                        $1,407,200  $  992,846  $  613,429  $  687,251  $  403,446  $  597,680  $  616,180
Securities                                       2,584,089   1,886,533   1,809,688   1,540,489   1,663,433   1,258,939     981,695
Loans and leases, net                            4,190,664   3,313,932   3,452,543   2,806,956   2,391,278   2,486,346   2,107,433
Allowance for loan losses                           70,290      69,337      69,954      67,555      67,018      68,461      59,807
Total assets                                     9,059,721   6,783,341   6,484,964   5,620,646   4,934,095   4,801,054   4,107,924
Total deposits                                   5,666,336   4,572,555   4,552,017   4,097,114   3,705,976   3,432,289   3,075,110
FHLB advances and other borrowings                 266,750      90,997      87,194     101,084     127,319     288,249     205,222
Long-term debt                                     251,134      55,702     251,620      56,229      58,182      59,587      99,223
Shareholders' equity                               581,129     490,485     507,452     428,506     365,770     312,592     260,070

                                                 As of, and for the Nine                       As of, and for the
                                                  Months Ended Sept. 30,                     Year Ended December 31,
                                                 ----------------------- ---------------------------------------------------------
                                                    1997        1996        1996        1995        1994        1993         1992
                                                    ----        ----        ----        ----        ----        ----         ----
                                                      (Unaudited)
Nonperforming assets:
     Nonaccrual loans                             $10,617     $10,139     $11,526     $ 7,438    $ 13,635    $ 23,364    $ 21,556
     Restructured loans                               693         204         857         249         567       4,006       4,003
     Other real estate owned and other
          nonperforming assets                      4,734         256         138       1,609       4,741       3,267       5,971
     Total nonperforming assets                    16,044      10,599      12,521       9,296      18,943      30,637      31,530
Accruing loans past due 90 days or more             7,997       8,740       3,553       5,232       3,041      10,821       6,409

SELECTED RATIOS
---------------
Net interest margin (3)                              4.05%       4.48%       4.56%       4.50%       4.07%       4.23%       4.59%
Return on average assets                             1.36%       1.58%       1.59%       1.44%       1.17%       1.25%       1.24%
Return on average common equity                     20.69%      21.85%      21.63%      20.47%      18.82%      20.33%      19.64%
Ratio of average common equity to average assets     6.58%       7.23%       7.35%       7.02%       6.22%       6.17%       6.31%
Tier I risk-based capital - period end              12.45%      11.05%      14.38%      11.38%      11.81%      10.85%      10.23%
Total risk-based capital - period end               15.13%      13.67%      18.31%      14.23%      14.96%      14.12%      15.13%
Leverage ratio - period end                          6.96%       6.47%       8.77%       6.28%       6.24%       5.44%       6.21%
Ratio of nonperforming assets to total
     assets - period end                              .18%        .16%        .19%        .17%        .38%        .64%        .77%
Ratio of nonperforming assets to net loans and
     leases and other real estate owned and
     other nonperforming assets at period end         .38%        .32%        .36%        .33%        .79%       1.23%       1.49%
Ratio of net charge-offs (recoveries) to average
     loans and leases                                 .22%        .13%        .12%        .10%        .19%       (.23)%       .44%
Ratio of allowance for loan losses to net loans
     and leases outstanding at period end            1.68%       2.09%       2.03%       2.41%       2.80%       2.75%       2.84%
Ratio of allowance for loan losses to
     nonperforming loans at period end             621.49%     670.38%     564.92%     878.82%     471.89%     250.13%     234.00%

(1) Noninterest expenses for the year ended December 31, 1993 included a one-time expense of $6,022,000 in the first quarter of 1993, related to the early extinguishment of debt which was necessitated by the decision in March 1993, to notify holders of floating rate notes totaling $37,450,000 and industrial revenue bonds totaling $4,720,000 that the debt would be redeemed during the second quarter of 1993. The expense consisted of marking to market an interest rate exchange agreement entered into several years ago in conjunction with the issuance of the floating rate notes and writing off deferred costs associated with the notes and bonds. Early redemption of the bonds and notes in the second quarter of 1993, allowed Zions to avail itself of lower cost funding.

(2) Cumulative effect of changes in accounting principles for the year ended December 31, 1993 resulted from the cumulative effect of changes in accounting principles in the first quarter of 1993, arising from the adoption as of January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The election of immediate recognition of the cumulative effect (transition obligation) of such change in accounting method for postretirement benefit other than pensions of SFAS No. 106 decreased pretax and after-tax net income by $5,760,000 and $3,631,000, respectively. In addition to the $2,129,000 deferred tax benefit resulting from the adoption of SFAS No. 106 the election to apply SFAS No. 109 prospectively and not restate prior years resulted in net deferred tax benefits of $5,290,000 for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(3) Net interest margin represents net interest income on a taxable-equivalent basis as a percentage of average earning assets.

Stock Prices and Dividends on Zions Common Stock

         Zions Common Stock is traded in the over-the-counter market under the symbol "ZION" and is listed in the NASDAQ National Market. The following table has been adjusted to reflect Zions' May 9, 1997 stock split and sets forth the high and low daily sales prices for Zions Common Stock for the periods indicated, in each case as reported by NASDAQ, and the cash dividends per share declared on Zions Common Stock for such periods.

                                                                Cash
                                                                Dividends
                                             High       Low     Declared
                                            -----       ---     --------

1995
First Quarter............................. $ 10.13    $ 8.88    $ .075
Second Quarter............................   12.50      9.53     .0875
Third Quarter.............................   15.38     12.38     .0875
Fourth Quarter............................   20.28     15.22     .1025
                                                                ------
                                                                $.3525
                                                                ======

1996
First Quarter............................. $ 19.81    $16.69    $.1025
Second Quarter ...........................   19.75     17.00     .1025
Third Quarter.............................   22.44     18.00       .11
Fourth Quarter............................   26.00     21.69       .11
                                                                ------
                                                                $ .425
                                                                ======

1997
First Quarter............................. $ 33.25    $25.69    $  .11
Second Quarter............................   37.63     28.38       .12
Third Quarter.............................   41.13     34.69       .12
Fourth Quarter............................   46.00     37.63       .12
                                                                ------
                                                                $  .47
                                                                ======
1998
First Quarter (through
January 9, 1998).......................... $ 46.38    $39.56    $  .12


         On September 23, 1997, the last NASDAQ-NM trading day prior to the public announcement of the Reorganization, the closing sale price for the Zions Common Stock was $41.125. On January 9, 1998, the last trading date before this Proxy Statement/Prospectus was sent to the printers, the closing sale price for the Zions Common Stock was $39.5625. On January 8, 1998, there were approximately 67,877,722 shares of Zions Common Stock outstanding, held by approximately 5,350 shareholders of record.

         While Zions is not obligated to pay cash dividends, Zions' Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Principal Holders of Zions Common Stock

         The following table sets forth as of June 30, 1997, the record and beneficial ownership of Zions Common Stock by the principal common shareholders of Zions.

                                                             No. of      % of
Name and Address                  Type of Ownership          Shares      Class
----------------                  -----------------          ------      -----
Roy W. Simmons                    Record and Beneficial     2,291,911    3.82%
   One South Main                 Beneficial(1)             1,991,376    3.32%
                                                            ---------    ----
   Salt Lake City, Utah 84111                               4,283,287    7.14%

Zions First National Bank         Record(2)                 4,581,822    7.60%
   One South Main
   Salt Lake City, Utah 84111

---------------------

(1) Represents Roy W. Simmons' ownership interest in 1,991,376 shares held by a company in which Mr. Simmons serves as a director.

(2) These shares are owned of record as of June 30, 1997, by Zions First National Bank, a subsidiary of Zions, in its capacity as fiduciary for various trust and advisory accounts. Of the shares shown, Zions First National Bank has sole voting power with respect to a total of 3,286,821 shares (5.45% of the class) it holds as trustee for the Zions Bancorporation Employee Stock Savings Plan, the Zions Bancorporation Employee Investment Savings Plan, and the Zions Bancorporation Profit Sharing Plan. Zions First National Bank also acts as trustee for the Zions Bancorporation Dividend Reinvestment Plan, which holds 998,864 shares (1.66% of the class) and the Zions Bancorporation PAYSOP Plan, which holds 296,137 shares (.49% of the class) as to which Zions First National Bank does not have or share voting power.

         Set forth below is the beneficial ownership, as of June 30, 1997, of Zions' common stock by each of Zions' directors, and all directors and officers as a group.

                                      No. of Shares                 % of
Directors                          Beneficially Owned               Class
---------                          ------------------               -----

Jerry C. Atkin                             8,800                    * (1)

R.D. Cash                                 26,000                    * (1)

Grant R. Caldwell                          6,000                    * (1)

Richard H. Madsen                        197,372                    * (1)

Roger B. Porter                            2,000                    * (1)

Robert G. Sarver                         300,194                    * (1)

Harris H. Simmons                      2,400,179(2)                 4.00

L. E. Simmons                          2,219,837(2)                 3.70

Roy W. Simmons                         4,283,287(2)                 7.14

I. J. Wagner                             284,000(2)                 * (1)

Dale W. Westergard                       163,022                    * (1)

All directors and officers
  as a group (31 persons)              7,243,523                   12.02

--------------------
(1)  Immaterial percentage of ownership.
(2) Totals include 1,991,376 shares attributed to each individual through serving as a director in a company holding such shares in Zions. Of such 1,991,376 shares attributed to Harris H. Simmons, Mr. Simmons holds an option to acquire 186,792 shares, all of which are vested and presently exercisable.

Zions Documents Incorporated By Reference

         The following documents previously filed by Zions with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus:

         1. Zions' Annual Report on Form 10-K for the year ended December 31, 1996 ("Zions Form 10-K");

         2. Zions' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997;

         3. Zions' Current Reports on Form 8-K filed by Zions on March 11, 1997, July 9, 1997 and October 3, 1997; and

         4. Zions' Form 8-A Registration Statement dated October 10, 1996.

         For the convenience of the Company shareholders, a copy of Zions' 1996 Annual Report to Shareholders ("Zions Annual Report") and Zions' press release relating to the quarter ended September 30, 1997 ("Press Release") are being mailed to the Company shareholders along with this Proxy Statement/Prospectus. The Zions Annual Report and the Press Release are not part of this Proxy Statement/Prospectus. The Zions Annual Report does not contain all of the information contained in the Zions Form 10-K. The Company shareholders who wish to obtain copies of any Zions document incorporated by reference herein may do so by following the instructions under "Available Information" above.

         All documents filed by Zions with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Date shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                 INFORMATION CONCERNING THE COMPANY AND THE BANK

General

         The Company was organized under Colorado law in January 1963. From that time until approximately 1973, it was engaged primarily in the consumer finance business, with as many as eight offices located variously in the greater Denver Metropolitan area, Colorado Springs, Boulder and Longmont, Colorado. In 1973, the Company organized Tri-State Industrial Bank, an industrial bank located in Denver, and in 1974, it organized Boulder Tri-State Industrial Bank, an industrial bank located in Boulder, Colorado. By 1975, all of the consumer finance companies had been dissolved and the Company's activities were limited to operating its two wholly-owned industrial bank subsidiaries. In January 1984, Tri-State Industrial Bank was converted to a state commercial bank (Tri-State
Bank), and in January 1986, Boulder Tri-State Industrial Bank was converted to a state commercial bank (Boulder Tri-State Bank). In 1992, the Boulder bank was converted to a branch of Tri-State Bank in Denver.

         The Company became a registered bank holding company under the Bank Holding Company Act in October 1984 at the time of the conversion of its industrial banks into commercial banks. The outstanding capital stock of the Company is owned by approximately 54 shareholders of record. Since its formation in 1963, the activities of the Company have been limited to ownership and operation of the Bank since 1984 and, prior to that, the predecessor industrial banks and consumer finance companies. The Company's principal assets are its investment in the Bank and the land and building occupied by the Bank on 616 East Speer Boulevard, and its primary sources of income are Bank dividends and rental payments from the Bank on the land and building at 616 East Speer Boulevard. At September 30, 1997, the Company had total consolidated assets of $124 million and stockholders' equity of $8.5 million. As a registered bank holding company, the Company is subject to regulation and examination by the Federal Reserve Bank.

         The Bank and its predecessors have operated at its current location on Speer Boulevard in Central Denver since the late 1970s, and at its current location in Boulder, Colorado since the early 1970's. The Bank offers general commercial banking services to its customers and caters to small and medium-sized businesses by providing a comprehensive banking relationship. The Bank engages in most banking activities, including accepting savings and checking deposits and making commercial, installment, construction and real estate mortgage loans. It also offers a variety of other banking products including safe deposit boxes, VISA credit cards, debit cards, cashier's checks, 24-hour ATM access, 24-hour telephone banking, U.S. Savings Bonds and Treasuries, foreign monetary services, ACH credit transfers, wire transfers, safekeeping for municipalities and other banks, and money orders. The Bank does not offer trust, investment management and insurance services. Although the Bank has trust powers granted by the Colorado Division of Banking, the Bank has not chosen to pursue this business.

The Bank

         The Bank is the fourteenth largest independent bank in Metropolitan Denver and is one of only sixteen banks in Metropolitan Denver with assets over $100 million. At September 30, 1997, the Bank had total assets of $124 million, total deposits of $113 million, and total stockholders' equity of $10.4 million. Over the period from 1991 to September 30, 1997, the Bank experienced continued growth. Assets and deposits grew at an 11.43% and 11.16% compound annual rate, respectively. Over that same period, the compound annual loan growth was 10.43%. The Company has continually improved its profitability over the last several years achieving a 1.78% annualized return on average assets in the first nine months of 1997. The Bank is a member of the FDIC and the Federal Reserve Bank and is subject to examination by the Colorado Division of Banking and the Federal Reserve Bank.

         Total assets of the Bank have grown from $114 million at December 31, 1996, to $124 million at September 30, 1997. For the nine months ended September 30, 1997, the Bank's net income after taxes was $1,577,000, compared to $1,283,000 for the same period in 1996. On September 30, 1997, deposits were $112,721,000 and net loans were $ 71,034,000 compared to $97,909,000 and
$64,193,000, respectively, at September 30, 1996. Net interest income for the nine months ended September 30, 1997, was $4,514,000 as compared to $4,015,000 for the same period in 1996.

Market Areas Served

         The Bank's two facilities are both located within the Denver Metropolitan area. The main location and a detached drive-up facility are located in Central Denver on opposite sides of Speer Boulevard, a major thoroughfare that connects Downtown Denver to Cherry Creek. Central Denver continues to experience redevelopment with several large scale hotel, retail and residential projects in various stages of completion. The Central Business District is Metropolitan Denver's largest employment center. Cherry Creek is an upscale retail, business and residential district that has experienced substantial development of both commercial and residential projects. The Bank's location in Central Denver benefits from its proximity to affluent Denver Country Club and Cherry Creek neighborhoods. Boulder, although considered part of the Metropolitan area, is an employment center and not a suburb of Denver. Boulder is also an affluent area with an average home price of almost $280,000. The Bank's primary market area at its main location in Denver consists of the four county area of Adams, Arapahoe, Denver and Jefferson Counties, while the primary market area for its branch facility in Boulder consists primarily of Boulder County.

Loans

         General. The Bank follows a uniform credit policy for its loans, which sets forth underwriting and loan administration criteria, including levels of loan commitments, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. The Bank monitors asset quality utilizing an internal and external loan review program. Interest rates charged on loans vary with the degree of risk, maturity, underwriting and servicing costs, loan amount and extent of other banking relationships maintained with customers, and are further subject to competitive pressures, money market rates, availability of funds and government regulations. Approximately 57% of the Bank's loan portfolio at September 30, 1997, had interest rates that float with the Bank's base rate or some other reference rate.
                                       53

         In the ordinary course of business, the Bank enters into various types of transactions that include commitments to extend credit and standing letters of credit. The Bank uses the same credit policies to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The Bank's exposure to credit loss under commitments to extend credit is represented by the amount of the commitments. Under applicable federal and state law, permissible loans by the Bank to one borrower were limited to an aggregate of $1,680,000 at September 30, 1997.

         Loan Portfolio. The following table sets forth the classification of loans of the Bank by a major category at the dates indicated.

                                             September 30,     December 31,
                                                1997         1996        1995
                                             ------------   -----       ------
                                                        (In Thousands)

Commercial and industrial                       $17,150    $14,385      $13,678
Real estate:
   Construction mortgage                          8,276      5,986        6,421
   Commercial                                    44,220     47,551       42,622
Installment                                       2,449        940        1,306
                                             ----------    -------      -------
     Total loans                                 72,095     68,862       64,027
Less allowance for loan and lease losses          1,061      1,009          834
     Net loans                               ----------    -------      -------
                                                $71,034    $67,853      $63,193
                                             ==========    =======      =======

         The Bank's focus has been on commercial loans for small to medium-size businesses; consequently, this category represent a large percentage of the Bank's loan portfolio. The Bank primarily accepts real estate as collateral for these loans, but also accepts accounts receivable and inventory.

         The real estate loan category consists principally of improved real estate loans. The Bank makes very few land loans and is not actively engaged in the origination of first mortgage loans for single-family homes.

         Installment loans represent the smallest percentage of total loans. These loans to individuals for non-business purposes (household, family and other personal purposes) include new and used car loans, VISA and credit reserve lines. The Bank has very few student loans. Although the Bank's loan portfolio is focused on loans to commercial enterprises, it is diversified in terms of business and industry exposure. For the past approximate ten years, the Bank's strategy was to focus on fixed rate loans with maturities of up to five years. Accordingly, a majority of the Bank's existing loans are fixed rate loans. Recently, the Bank changed its focus to floating rate loans with interest of from 1% to 2% above prime. Of the Bank's total $22.4 million of credit commitments outstanding at September 30, 1997, a majority were loans with floating rates.

         The following table presents at September 30, 1997, and December 31, 1996, loans by maturity. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. In addition, all loans due after one year that have predetermined interest rates and that have floating or adjustable rates are shown below:


             Maturity                              September 30,      December 31,
             --------                                  1997               1996
                                                      -----              ------
                                                        (Dollars in Thousands)

           One year or less.........................  $40,870            $39,214
           One to five years........................   30,955             29,529
           Over five years..........................      270                119
                                                      -------            -------
           Total....................................  $72,095            $68,862
                                                      =======            =======
           Loans due after one year
           Fixed interest rate.....................   $31,225            $29,648
           Floating rate                                  ---                ---


         The Bank makes primarily commercial, real estate and consumer loans to businesses and individuals in Colorado. Although the loan portfolio is diversified, approximately $44,220,000 at September 30, 1997, and $47,551,000 at December 31, 1996, represent loans collateralized by commercial real estate.

Non-Performing Assets

         The following table sets forth information concerning the Bank's non-performing assets at the dates indicated:

                                                                        September 30         December 31
                                                                           1997           1996         1995
                                                                           ----           ----         ----
                                                                              (Dollars in Thousands)

Non performing loans:
  Loans 90 days or more delinquent and still accruing..............       $   ---        $  ---       $  ---

  Nonaccrual loans.................................................            76             7          555
  Troubled debt restructurings.....................................           ---           ---          ---
                                                                          -------        ------       ------
      Total nonperforming loans....................................       $    76        $    7       $  555
                                                                          =======        ======       ======

Other real estate owned............................................
Other assets acquired by foreclosure...............................           ---           ---          ---
                                                                          -------        ------       ------
      Total nonperforming assets...................................       $   ---        $  ---       $  ---
                                                                          =======        ======       ======
Allowance for loan losses..........................................       $ 1,061        $1,009       $  834
                                                                          =======        ======       ======


Ratio of total nonperforming assets to total assets................          --- %         --- %        --- %
Ratio of total nonperforming loans to total loans..................          0.10%         0.01%        0.86%
Ratio of allowance for loan losses to total loans..................          1.47%         1.47%        1.30%
Ratio of allowance for loan losses to total nonperforming loans....         1,396%       14,414%         150%


         The Bank knows of no material loans that are now current where there are serious doubts as to the ability of the borrower to comply with present loan repayment terms.

         Non-Performing Loans. Non-performing loans consist of loans 90 days or more delinquent and still accruing interest, nonaccrual loans and troubled debt restructurings. There were no material non-performing loans at either December 31, 1996, or September 30, 1997. Non-performing loan balances in 1995 related primarily to one loan which was subsequently collected.

         Nonaccrual loans are loans on which the accrual of interest has been discontinued. When, in the opinion of the Bank management, a reasonable doubt exists as to the full, timely collection of interest or principal, regardless of the delinquency status of a loan, the accrual of interest income is discontinued and all interest previously accrued, but not collected, is reversed against current period interest income. While the loan is on nonaccrual status, interest income is recognized only upon receipt and then only if, in the judgment of management, future collection of principal is probable. Loans 90 days or more delinquent are changed to nonaccrual status unless the loan is in the process of collection and management determines that full collection of principal and accrued interest is probable. Interest accruals are resumed on non-accrual loans only when, in the judgment of the Bank management, the loans are estimated to be fully collectible as to both principal and interest.

         Troubled debt restructurings are loans that have been renegotiated to provide a reduction or deferral of interest or principal balance because of a deterioration in the financial position of borrower.

         Additional interest income on nonaccrual loans that would have been recognized in 1996 had the loans been current in accordance with their original terms was not material. No interest income was collected in 1996 on nonaccrual loans.

         Other Real Estate Owned. Other real estate owned includes property acquired in foreclosure proceedings or under agreements with delinquent borrowers. The Bank had no other real estate owned at December 31, 1996 or September 30, 1997.

Analysis of Allowance for Loan Losses

         The allowance for loan losses is established through charges to earnings in the form of provisions for loan losses. Charge offs or recoveries are charged or credited directly to the allowance. In general, the amount charged to earnings each year by the Bank is based on the Bank management's judgment, which takes into consideration a number of factors, including: (a) the Bank's loss experience in relation to outstanding loans and the existing level of the allowance; (b) a continuing review of problem loans, related uncollected interest and overall portfolio quality; (c) regular examinations and appraisals of loan portfolios conducted by the Bank's internal and external auditors and state and federal supervisory authorities; and (d) current economic conditions.

         The following table sets forth the historical relationship between the Bank's loan charge offs and recoveries and allowance for loan losses at the dates indicated:



                                                                 Nine Months ended       Year Ended December 31,
                                                                 September 30,1997        1996          1995
                                                                 -----------------       ------        ------
                                                                              (Dollars in Thousands)


Balance of allowance for loan losses at beginning of period                 $ 1,009       $  834       $  637
Charge Offs:
  Commercial and industrial..................................                    (2)         (55)        (246)
Real Estate:
  Construction mortgage......................................                   ---          ---          ---
  Commercial.................................................                   ---          ---           (1)
Installment..................................................                   (83)         (86)         (50)
                                                                          ---------     --------      -------
         Total charge-offs..................................                    (85)        (141)        (297)
                                                                          ---------     --------      -------
Recoveries:
Commercial and industrial...................................                      4           62           18
Real estate:
  Construction mortgage....................................                     ---          ---          ---
  Commercial...............................................                     ---          ---           11
Installment................................................                     133          254           15
                                                                          ---------     --------      -------
         Total Recoveries..................................                     137          316           44

Net (charge-offs) recoveries...............................                      52          175         (253)
Provision for loan losses charged to operations............                     ---          ---          450
                                                                          ---------     --------      -------
Balance of allowance for loan losses at end of period......                  $1,061       $1,009        $ 834
                                                                          =========     ========      =======




                                                              Nine Months ended              December 31,
                                                             September 30, 1997           1996        1995
                                                            --------------------         ------     -------
                                                                             (Dollars in Thousands)
Ratio of net charge-offs (recoveries) average loans
(annualized for September 30, 1997)...................              (0.07)%               (0.26)%       0.41%
                                                                  -------               -------      -------
Average loans outstanding during the period...........            $70,869               $66,810      $61,880
                                                                  =======               =======      =======



Investment Securities

         The following table sets forth the amortized cost and market value of the Bank's investment securities by class of security at the dates indicated.





                                         September 30, 1997      December 31, 1996      December 31, 1995
                                         ------------------      -----------------      -----------------
                                         Amortized    Market    Amortized     Market    Amortized    Market
                                            Cost       Value      Cost        Value       Cost       Value
                                         ---------    ------    ----------    ------    ---------    -------
                                                                (Dollars in Thousands)

Securities held to maturity:
   U.S. Treasury.....................   $   999   $  1,003       $   997      $ 1,000    $ 1,298     $1,300
   U.S. agencies.....................    24,999     25,071        17,177       17,157      8,199      8,123
   Mortgage-backed...................     2,366      2,372         3,131        3,093      3,231      3,198
   State and political subdivisions..       349        355           259          263        314        319
   Other.............................       701        701           413          414        516        513
                                        -------   --------      --------      -------    -------     ------
Total securities held to maturity....   $29,414   $ 29,502       $21,977      $21,927    $13,558    $13,453
                                        =======   ========      ========      =======    =======    =======

Securities available for sale:
   U.S. Treasury......................  $   ---    $   ---       $   ---      $   ---    $   ---     $  ---
   U.S. agencies......................    7,250      7,220         8,950        8,937      2,655      2,618
   States and political subdivisions..      ---        ---           ---          ---        ---        ---
   Other..............................      ---        ---           ---          ---        ---        ---
                                        -------   --------      --------      -------    -------     ------
Total securities available for sale...  $ 7,250    $ 7,220       $ 8,950      $ 8,937    $ 2,655     $2,618
                                        =======   ========      ========      =======    =======    =======


         The following tables set forth the carrying values, maturities and weighted average yields of the Bank's securities portfolio at September 30, 1997, and December 31, 1996, respectively.


                                                                            September 30, 1997
                                      --------------------------------------------------------------------------------------------
                                                              Due after one    Due after five
                                      Due in one year or     year through     years through       Due after
                                             less              five years       ten  years         ten years            Total
                                          ---------            ----------     -------------      -----------          --------
                                         Amount   Yield   Amount    Yield     Amount   Yield   Amount    Yield    Amount    Yield
                                         ------   -----   ------    -----    -------   -----   ------   -------  --------   ------
                                                                            (Dollars in Thousands)

Securities held to
 maturity:
  U.S. Treasury.................          $2,400  5.76%   $15,940   6.50%   $ 6,649     7.04%   $ ---      ---%   $24,989    6.57%
  U.S. government agencies......             499  5.68%       500   6.20%       ---      ---      ---      ---%       999    5.94%
  Mortgage backed securities....             580  4.94%       663   5.54%       245     7.08%    1,189    6.73%     2,677    6.08%
  State and political
    subdivisions................             ---   ---%       249   4.97%       100     4.85%     ---      ---%       349    4.94%
Other securities................             200  5.60%       200   7.13%       ---      ---%     ---      ---%       400    6.36%
                                        --------          -------           -------             ------            -------    ----
  Total.........................          $3,679  5.61%   $17,552   6.44%   $ 6,994     7.01%   $1,189    6.73%   $29,414    6.48%
                                        ========          =======           =======             ======            =======    ====
Securities available for
 sale:
   U.S. government agencies.....          $  200  4.75%    $5,397   6.36%   $ 1,623     6.50%   $  ---     ---%   $ 7,220    6.34%
                                        ========          =======           =======             ======            =======    ====




                                                                 December 31, 1996
                          -------------------------------------------------------------------------------------------

                               Due in         Due after one     Due after five
                            one year or       year through      years through       Due after
                                less           five years          ten years        ten years             Total
                            ----------        ------------      -------------      -----------            -----
                            Amount   Yield   Amount    Yield     Amount   Yield   Amount    Yield    Amount    Yield
                           -------  ------  -------    -----    -------   -----   ------   -------  -------    -----
                                                             (Dollars in Thousands)


Securities held to
 maturity:
 U.S. Treasury............. $  516     7.13%   $16,062    6.43%   $  599     6.86%  $  ---      ---%   $17,177     6.67%
 U.S. government agencies..    ---      ---%       997    5.94%      ---      ---      ---      ---%       997     5.94%
 Mortgage backed
  securities...............    241     6.00%     1,266    6.44%      297     7.30%   1,327     7.01%     3,131     6.73%
 State and political
  subdivisions(1)..........    ---      ---%       249    4.97%      ---      ---%      10     7.25%       259     5.06%
Other securities...........     10     5.50%       403    6.36%      ---      ---%     ---      ---%       413     6.34%
                             -----             -------            -------             -----              -----

  Total                     $  767     6.76%   $18,977    6.38%    $ 896     7.01%  $1,337     7.01%   $21,977     6.46%
                            ======             =======            =======           ======             =======

Securities available for
  sale:
 U.S. government
     agencies.............  $1,000     8.55%   $ 5,739    6.34%   $2,198     6.74%  $  ---      ---%   $ 8,937     7.64%
                            ======             =======            =======           ======             =======

                                       59

Deposits

         The following table presents the average balances of the Bank for each major category of deposits and the weighted average interest rate paid for interest-bearing deposits for the periods indicated:


                                        Nine months ended                       Years ended December 31,
                                       September 30, 1997          ----------------------------------------------
                                  -----------------------------        1996                           1995
                                                                      -------                        -------
                                                    Weighted                   Weighted                     Weighted
                                     Average         average       Average      average        Average      average
                                     balance      interest rate    balance   interest rate     balance   interest rate
                                  -----------    ---------------  --------- --------------     -------   -------------
                                                                   (Dollars in Thousands)

NOW and money market
   accounts.......................    $ 38,372         2.91%      $38,819        2.88%      $35,018        3.08%
Savings...........................      12,171         3.43%       13,212        3.63%       12,107        3.90%
Time certificates of deposit
   under $100,000.................      28,831         5.70%       20,966        5.70%       16,248        5.35%
Time certificates of deposit
   $100,000 and over..............       6,139         6.07%        6,129        6.11%        5,647        6.13%
                                      --------                    --------                 --------
Total interest bearing deposits...      85,513         4.14%       79,126        4.00%       69,020        4.01%
Non-interest bearing demand
   deposits.......................      22,098                     20,282                    17,079
                                      --------                    --------                 --------
   Total deposits.................    $107,611                    $99,408                   $86,099
                                      ========                    ========                 ========


           The following table sets forth the amount and maturity of certificates of deposit with balances of more than $100,000 at September 30, 1997 and December 31, 1996.



                                                                                      September 30,     December 31,
                                                                                           1997            1996
                                                                                       -----------      ------------
                                                                                          (Dollars in Thousands)

Remaining maturity
   Under 3 months..................................................................         $ 5,322      $ 1,484
   3 to 6 months...................................................................           2,244          920
   6 to 12 months..................................................................           1,319        3,203
   Over 12 months..................................................................           7,978        4,873
                                                                                            -------      -------
         Total                                                                              $16,863      $10,480
                                                                                          =========     ========

Return on the Bank Equity and Assets

         The following table sets forth return on the Company's average assets and equity and various other ratios for the periods indicated:


                                                       Year ended December 31
                               Nine months ended       ----------------------
                               September 30, 1997         1996           1995
                               ------------------        -----           -----

Return on assets1                     1.78%               1.67%          1.27%
Return on equity2                    26.63%              28.76%         25.00%
Equity to assets ratio3               6.84%               6.27%          5.37%
Dividend payout ratio4                 .30%                .30%           .15%

----------

1 Net income divided by average total assets (annualized for September 30, 1997).

2 Net income divided by average stockholders' equity (annualized for September
  30, 1997).

3 Average total equity divided by average total assets.

4 Dividends paid per share divided by net income per share.


Competition

        The banking industry in the Denver Metropolitan area is highly competitive. Throughout the late 1980s and 1990s, major regional publicly-traded bank holding companies such as Norwest, First Bank System, BancOne, KeyCorp, Wells Fargo, Community First Bancshares and Zions Bancorporation established a presence in the Colorado banking market by acquiring financial institutions in the Denver Metropolitan area and throughout Colorado. Currently, the banking environment in the Denver Metropolitan area can be characterized by three different groups of banks: (i) regional bank holding companies headquartered outside of Colorado; (ii) two large financial institutions with local headquarters (First Bank Holding of Colorado and First Colorado Bancorp), and
(iii) a decreasing number of smaller local banks.

        The Bank has competition within its markets from both the locally-owned financial institutions and the major regional banks. Additionally, there is competition from savings and loan companies, credit unions, investment companies and other types of financial services companies. Many of the Bank's competitors are larger and substantially more capitalized than the Bank for lending and to pay for mass advertising, technology and physical facilities. The primary factors affecting competition for deposits are interest rates, cost of services, the quality and range of financial products offered and the convenience of locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending products offered. Other factors which affect competition include the general availability and reliability of lendable funds/credit, general and local economic conditions and the quality of service and loan approval turn-around provided to the customers.

        The Bank believes that it has been successful in developing a niche of catering to small and medium-sized businesses by providing a comprehensive banking relationship. It further believes that this success is attributable in part to personal service and by striving to meet all of the customers' essential banking needs.

The Bank Facilities

        The Bank owns all of the banking facilities, other than the main facility at 616 East Speer Boulevard, which is owned by the Company. The following table sets forth information concerning the Bank facilities other than two parking lots at the main facility which are not meaningful in size.


      Facility                                   Address                      Square Footage
     ---------                                -----------                    -----------------

Boulder Banking Office                    1611 Canyon Boulevard                      6,432
Denver Banking Office                     616 East Speer Boulevard                  10,678
Denver Drive-Up Facility                  401 East Speer Boulevard              Not Meaningful
Data Processing                           247 Washington Street                      2,128
Executive Offices*                        255 Washington Street                      7,449


-------------
* The second floor of this building is an apartment which is the residence of the President of the Bank and is provided as part of his compensation package.


         The Bank also owns a total of four ATMs, two of which are located in the Denver banking office, one in the Denver drive-up facility and one in the walk-up ATM located in the Boulder banking office.

Employees

         At September 30, 1997, the Company and Bank had 54 full-time equivalent employees. None of the employees is covered by a collective bargaining agreement and management of the Bank and Company believe that their relationships with their employees is good.


Regulatory Matters

         As a registered bank holding company under the Bank Holding Company Act, the Company is subject to the regulations and supervision of the Board of Governors. The Bank Holding Company Act requires the Company to file reports with the Board of Governors and provide any additional information requested thereby.

         The Bank is a banking corporation organized under the laws of the State of Colorado. The Bank is a member of the Federal Reserve System and its deposits are insured by the FDIC. The Bank is subject to regulation, supervision and regular examination by the Comptroller and the Division.

Selected Financial Data

         The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes and with the Company's management's discussion and analysis of financial condition and results of operations, which are included in this Proxy
Statement/Prospectus.

TRI-STATE FINANCE CORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA
-------------------------------------------------------------------------------


                                         As of and for the Nine Months                As of and for the
                                                 Ended September 30,               Year Ended December 31,
                                         -----------------------------         -----------------------------------------
                                             1997             1996               1996             1995             1994
                                         -----------       -----------          -------         -------          -------
                                                                (in thousands except share and per share data)

Earnings Summary
Net interest income                       $  4,514          $ 4,015          $  5,530          $  4,914         $  4,309
Provisions for loan losses                       -                -                 -               450              718
Noninterest income                             660              640               853               888              864
Noninterest expense                          2,699            2,547             3,610             3,454            3,104
Income taxes                                   898              825               944               686              484
                                          --------          -------          --------          --------         --------
Net income                                $  1,577          $ 1,283          $  1,829          $  1,212         $    867
                                          ========          =======          ========          ========         ========

Common Stock Data
Earnings per common share                     2.11             1.72              2.45              1.66             1.21
Book value per share at period
  End                                        11.37             8.82              9.58              7.41             5.71
Weighted average common
  Shares outstanding during
  the period                               748,631          744,172           745,131           731,414          718,327

Average Balance Sheet Data
Securities                                  32,981           20,617            22,747            15,800           18,175
Loans and leases, net                       69,826           65,583            65,850            61,083           60,696
Total interest-earning assets              108,494           98,911            98,452            84,276           85,871
Total assets                               118,106          108,388           109,237            95,477           94,566
Interest-bearing deposits                   85,513           78,883            79,126            69,020           68,396
Total deposits                             107,611           98,998            99,408            86,099           87,698
Equity                                       7,896            6,020             6,360             4,848            3,878

End of Period Balance Sheet Data
Securities                                  37,090           27,433            31,339            16,288           17,968
Loans and leases, net                       71,034           64,193            67,853            63,193           60,366
Allowance for loan losses                    1,061            1,015             1,009               834              637
Total assets                               124,352          107,819           114,278           101,374           94,635
Total deposits                             112,721           97,909           104,037            93,037           87,618
Shareholders' equity                         8,511            6,603             7,169             5,440            4,102

Nonperforming assets:
  Nonaccrual loans and loans past
    due 90 days or more                         76               17                 7               555              164
  Other real estate owned                        -                -                 -                 -              141
                                          --------          -------          --------          --------         --------

Total non performing assets                     76               17                 7               555              305

Selected Ratios
Net interest margin                           5.54%            5.47%             5.62%             5.83%            5.30%
Return on average assets                      1.78%(a)         1.58%(a)          1.67%             1.27%            0.92%
Return on average equity                     26.63%(a)        28.41%(a)         28.76%            25.00%           22.35%
Ratio of ending equity to ending
  assets                                      6.84%            6.12%             6.27%             5.37%            4.33%
Ratio of nonperforming assets to
  total assets                                0.06%            0.02%             0.01%             0.55%            0.32%
Ratio of allowance for loan losses
  to loans and leases
  outstanding at period end                   1.47%            1.56%             1.47%             1.30%            1.04%
Ratio of allowance for loan losses
  to nonperforming loans                     1,396%           5,970%           14,414%              150%             209%

(a) Annualized.

Stock Prices and Dividends on Company Common Stock

        No established trading market for the Company's Common Stock exists. Over the years, little trading in the Common Stock has occurred. Reliable information concerning the prices at which the Company's Common Stock has traded in private, negotiated transactions, is not publicly available or generally known to the Company. On occasion, the Company has become aware of the trading price of its stock and private transactions. Information concerning those trading prices has been omitted based on the Company's belief that such prices are not necessarily representative of the market price for the Company's Common Stock during any particular period. Since September 23, 1997, the date the Plan of Reorganization was publicly announced, there have been no trades in the Company's Common Stock.

        The Company has paid cash dividends on its Common Stock each year since 1968. The following table sets forth the per share dividends declared and paid during each of the last two years and the first three quarters of 1997.

   1995....................................................      $.15
   1996....................................................      $.30
   1997 first, second and third quarters...................      $.30

        As of November 15, 1997, there were approximately 54 holders of record of the Company's Common Stock.

Information Concerning the Chairman, President and Chief Executive Officer of the Company and the Bank

        Richard C. Tucker, Chairman, President and Chief Executive Officer of the Company and the Bank will serve as an executive officer of Valley pursuant to an Employment Agreement to be executed at Closing. See "Plan of Reorganization --- Interests of Certain Persons in the Transaction" for information concerning the Employment Agreement, a Covenant Not to Compete and other matters relating to Mr. Tucker and the transaction.

        Richard C. Tucker, Chairman, President, Chief Executive Officer and Chairman of the Bank and the Company, age 67, founded the Company in 1963: he has served as Chairman, President and Chief Executive Officer of the Company and the Bank since their respective inceptions. Mr. Tucker has over 43 years of banking experience, starting his career in 1953 with a national finance company. Through his career, Mr. Tucker has been actively involved with the banking industry serving on numerous boards, including founding the Industrial Bank Savings Guaranty Corporation in the early 1970's and serving for over 20 years on the Board of Directors and as President of American Financial Services Association (previously National Consumer Finance Association). He is a past President of the Independent Bankers Association of Colorado and a past Board member of the IBAA Bancard Board of Directors. Mr. Tucker has been involved with community activities for many years and has received numerous community service awards. He recently retired from the National Board of the Salvation Army after having serving as a board member for the past 43 years.

        The total compensation paid to Mr. Tucker by the Bank for his services for each of the years in the three-year period ended December 31, 1996, was $126,000, $122,000 and $129,000, respectively, in each case consisting of salary and bonus and, for the year ended December 31, 1996, $7,000 attributable to use by Mr. Tucker on a rent-free basis of the apartment on the second floor of the Bank's Executive Offices as his family residence. The Executive Offices are located adjacent to the Bank's main facility on 616 East Speer Boulevard.

Certain Transactions of the Company

        The Bank has had banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with unaffiliated parties. To the extent that such transactions consisted of extensions of credit, they did not, in the opinion of management, involve more than a normal risk of collectibility or present other unfavorable features. As of September 30, 1997, the Company's directors, executive officers, employees and their affiliates were indebted to the Bank in the aggregate amount of $241,592, none of which such loans were delinquent.

Stockholdings of Directors, Officers and Certain Others

        The following table sets forth as of November 30, 1997, the beneficial ownership of (i) the Company's Class A Common Stock and Class B Common Stock by each person known by the Company to own beneficially more than 5% of the outstanding shares of such class and by Richard C. Tucker, the Company's Chief Executive Officer, and (ii) the Company's Class A and Class B Common Stock by each director of the Company and by directors and officers of the Company as a group. Except as set forth in the notes to the table, each person, to the Company's knowledge, has sole voting and investment power over the shares stated as beneficially owned.

                                                    Amount and Nature
                                                            of
                                                  Beneficial Ownership(1)          Percent of Class
                                                  -----------------------          ----------------
Name                                                Class A      Class B        Class A        Class B
Richard C. Tucker
616 East Speer Boulevard
Denver, Colorado 80203 ..........................    60,000(2)   220,838(3)        60.0%(2)    34.05%(3)
Richard D. Amen
4021 South Ivanhoe Lane
Englewood, Colorado 80110 .......................    40,000(4)    38,450(4)(5)     40.0%(4)     5.93%(4)(5)
Merrill R. Fie ..................................        --       80,147(6)        --          12.36%
Robert D. Baker .................................        --           --           --             --
James H. Downey .................................        --           --           --             --
Jesse B. Carraway ...............................        --       25,000           --           3.95%
Donald H. Schurr ................................        --       22,208           --           3.42%
All directors and officers as a group (9 persons)    60,000      395,141           60.0%       60.92%

----------
(1) Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment powers.
(2) Includes 30,000 shares of Common Stock Class A held by Mr. Tucker's wife, as to which Mr. Tucker disclaims beneficial ownership.
(3) Includes 110,525 shares held by the Company's Profit Sharing Plan with Mr. Tucker as the sole Trustee and 35,565 shares held by Mr. Tucker's wife as to which he disclaims beneficial ownership.
(4)  Includes 1,000 shares held by Mr. Amen's wife.
(5) Includes 16,950 shares held by Investments, Incorporated, a Colorado corporation in which, to the knowledge of the Company, Mr. Amen is a director, officer and shareholder.
(6) Shares are held by Doraco (29,074 shares) and Merrillco (50,073 shares), each of which is a Colorado general partnership in which Mr. Fie and his wife are the partners.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                          TRI-STATE FINANCE CORPORATION

         The following analysis of the Company's financial condition and the results of operations for the nine months ended September 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994 should be read in conjunction with the audited Consolidated Financial Statements of the Company and notes thereto, and information presented elsewhere herein. Average balance sheet data are based on average daily balances outstanding for the period.

General

         The Company's Consolidated Financial Statements show its financial condition and information on a consolidated basis. The Bank is the only operating unit of the Company. The differences between the Company's financial condition and results of operations and those of the Bank have historically consisted of the short-term notes payable and the subordinated long-term debt.

Net Interest Income

         For most financial institutions, the primary components of earnings are net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income results from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During the fiscal years ended December 31, 1996, 1995, and 1994, average interest earning assets were $98.5 million, $84.3 million and $85.9 million, respectively. During these same periods, net interest margin was 5.62%, 5.83% and 5.30% respectively. At September 30, 1997, average interest-earning assets were $108.5 million and net interest margin was 5.54%. See "Results of Operations."

         The following tables set forth for the periods indicated information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, and net interest margin.

                                                    September 30, 1997                           September 30, 1996
                                         ------------------------------------   ---------------------------------------------
                                                                            (Dollars in thousands)

                                          Average                     Average    Average                       Average
                                          Balance                       Rate     Balance        Interest        Rate
                                          -------                       ----     -------        --------        ----

INTEREST-EARNING ASSETS
Securities - Taxable .............       $ 31,872         1,539        6.44%    $ 19,886            907          6.08%
Securities - Nontaxable ..........            318            12        5.22%         315             12          5.14%
Federal Funds Sold ...............          5,687           233        5.47%      11,712            502          5.71%
Other investments ................            844            42        6.69%         458             14          4.19%
Loans ............................         70,869         5,503       10.35%      66,510          5,128         10.28%
Less allowance for loan losses ...         (1,043)                                  (927)
Less unrealized loss on securities
  available for sale .............            (53)                                   (42)
                                         --------         -----                  -------          -----
Net interest-earning assets ......        108,494         7,329        9.01%      97,912          6,563          8.94%

Noninterest earning assets .......          9,612            --                   10,476             --
                                         --------         -----                  -------          -----

Total Assets .....................        118,106         7,329        8.27%     108,388          6,563          8.07%
                                         ========         -----                  =======          -----

LIABILITIES
Interest-bearing DDA .............         15,613           252        2.15%      14,867            228          2.04%
MMDA .............................         22,759           586        3.43%      24,158            619          3.41%
Savings ..........................         12,171           309        3.39%      13,020            362          3.70%
Time Deposits $100,000 & over ....          6,139           279        6.07%       6,546            300          6.11%
Other time deposits ..............         28,831         1,232        5.70%      20,292            861          5.66%
                                         --------         -----                  -------          -----

Total Interest-bearing deposits ..         85,513         2,658        4.14%      78,883          2,370          4.01%

Notes Payable ....................          2,155           145        8.99%       2,036            133          8.74%

Other Borrowings .................            202            12        7.94%         607             45          9.81%
                                         --------         -----                  -------          -----
Total interest-bearing liabilities         87,870         2,815        4.27%      81,526          2,548          4.17%

Non-interest bearing DDA .........         22,098            --                   20,115             --
                                         --------         -----                   ------          -----

Total Deposits and Interest-
  Bearing Liabilities.............        109,968         2,815        3.41%     101,641          2,548          3.34%
                                         ========         -----                  =======          -----
Net Interest Income ..............                        4,514                                   4,015
                                                          =====                                   =====
Interest Rate Spread .............                                     4.74%                                     4.77%
Net Interest Rate Margin .........                                     5.54%                                     5.47%



                                                                December 31, 1996                     December 31, 1995
                                                         ------------------------------      ------------------------------------
                                                                                (Dollars in thousands)
                                                         Average                  Average    Average                      Average
                                                         Balance     Interest      Rate      Balance       Interest        Rate
                                                         -------     --------      ----      -------       --------        ----
INTEREST-EARNING ASSETS
Securities - Taxable..............................       $ 21,933     $1,359       6.20%     $14,414           821         5.70%
Securities - Nontaxable...........................            308         15       5.07%         429            22         5.22%
Federal Funds Sold................................          9,845        531       5.39%       7,393           428         5.79%
Other investments.................................            547         59      10.74%       1,080            52         4.85%
Loans.............................................         66,810      6,949      10.40%      61,880         6,607        10.68%
Less allowance for loan losses....................           (950)                              (797)
Less unrealized loss on securities
  available for sale..............................            (41)                              (123)
                                                         --------     ------                 -------         -----

Net interest-earning assets.......................         98,452      8,913       9.05%      84,276         7,930         9.41%

Noninterest earning assets........................         10,785                             11,201
                                                         --------     ------                 -------         -----

Total Assets......................................        109,237      8,913       8.16%      95,477         7,930         8.31%
                                                         ========     ------                 =======         -----
LIABILITIES
Interest-bearing DDA..............................         14,746        301       2.04%      14,265           336         2.35%
MMDA..............................................         24,073        819       3.41%      20,753           743         3.58%
Savings...........................................         13,212        479       3.63%      12,107           473         3.90%
Time Deposits $100,000 & over.....................          6,129        374       6.11%       5,647           346         6.13%
Other time deposits...............................         20,966      1,195       5.70%      16,248           869         5.35%
                                                         --------     ------       ----      -------         -----

Total Interest-bearing deposits...................         79,126      3,168       4.00%      69,020         2,767         4.01%

Notes Payable.....................................          2,038        182       8.94%       2,058           205         9.97%

Other Borrowings..................................            385         33       8.50%         511            44         8.69%
                                                         --------     ------       ----       ------         -----

Total interest-bearing liabilities................         81,549      3,383       4.15%      71,589         3,016         4.21%

Non-interest bearing DDA..........................         20,282                             17,079
                                                         --------     ------                  ------         -----
Total Deposits and Interest-
  Bearing Liabilities.............................        101,831      3,383       3.32%      88,668         3,016         3.40%
                                                         ========     ------                  ======         -----
Net Interest Income...............................                     5,530                                 4,914
                                                                       -----                                 =====
Interest Rate Spread..............................                                 4.90%                                   5.20%
Net Interest Rate Margin .........................                                 5.62%                                   5.83%


         The following table illustrates the changes in the net interest income due to changes in volume and changes in interest rate. Changes attributable to the combined effect of volume and interest rate have been allocated proportionately to the change due to volume and the change due to interest rate.

                                                September 30,                            December 31,
                                               1997 over 1996                          1996 over 1995
                                               --------------                          --------------

                                                                                       (Dollars in thousands)

                                          Due to        Due to                  Due to       Due to
                                          Volume         Rate      Total        Volume        Rate      Total
                                          ------         ----      -----        ------        ----      -----
Interest-earning assets
Securities-Taxable ...............       $ 579         $ 53        $ 632       $  466        $  72        $ 538
Securities-Nontaxable ............          --           --           --           (6)          (1)          (7)
Federal Funds Sold ...............        (247)         (22)        (269)         132          (29)         103
Other investments ................          19            9           28          (57)          64            7
Loans ............................         338           37          375          513         (171)         342
                                         -----         ----        -----       ------        -----          ---

Total interest income ............         689           77          766        1,048          (65)         983
                                         -----         ----        -----       ------        -----        -----

Interest-bearing liabilities
Interest-bearing DDA .............         (12)         (12)         (24)         (10)          45           35
MMDA .............................          36           (3)          33         (113)          37          (76)
Savings accounts .................          21           32           53          (40)          34           (6)
Time deposits $100,000 and over ..          19            2           21          (29)           1          (28)
Other time deposits ..............        (365)          (6)        (371)        (269)         (57)        (326)
                                         -----         ----        -----       ------        -----         ----
Total interest-bearing liabilities        (301)          13         (288)        (461)          60         (401)

Notes payable ....................          (8)          (4)         (12)           2           21           23
Other borrowings .................          24            9           33           10            1           11
                                         -----         ----        -----       ------        -----         ----
Total interest-bearing liabilities        (285)          18         (267)        (449)          82         (367)
                                         -----         ----        -----       ------        -----         ----

Net interest income ..............         404           95          499          599           17          616
                                         =====         ====        =====       ======        =====         ====

Results of Operations

Nine Months ended September 30, 1997 and 1996

         Overview. Net interest income increased $499,000 for the nine months ended September 1997 to $4,514,000 from $4,015,000 for the nine months ended September 30, 1996. There was no provision for loan losses in either the nine months ended September 30, 1997 or 1996. Noninterest income remained relatively stable, while noninterest expenses increase $152,000 to $2,699,000 from $2,547,000 for the 1996 period. Income tax expense also increased $73,000 for 1997 to $898,000 from $825,000 for the 1996 period. Return on average assets and return on average equity were 1.78% and 26.63%, respectively for the nine months ended September 30, 1997 compared to 1.58% and 28.41%, respectively, for 1996.

         Interest and Fee Income. Interest income increased $767,000 to $7,330,000 for the nine months ended September 30, 1997 from $6,563,000 for the nine months ended September 30, 1996. Interest income on loans increased $375,000 and interest income on securities increased $632,000 for the nine months ended September 30, 1997 compared to the same period in 1996. These increases were somewhat offset by a decrease in interest on federal funds sold of $268,000 to $233,000 for the nine months ended September 30, 1997 from $502,000 for the same period in 1996. These increases in loans were the result of the Bank's strong marketing efforts. The growth in investment securities is also a result of the overall growth of the Bank as well as a shift from investing in federal funds sold to short-term investment securities. The rates earned on loans and investments have remained relatively stable.

          Interest Expense. Interest expense increased $288,000 to $2,815,000 for the nine months ended September 30, 1997 from $2,548,000 for the nine months ended September 30, 1996. Interest expense on interest-bearing deposits increased $288,000 in the nine month period caused primarily by a $371,000 increase in interest expense on other time deposits which includes certificates of deposit less than $100,000. Expense on other deposits types including interest-bearing DDA, money market, savings and certificates of deposit accounts greater than $100,000 were down $130,000 in 1997 when compared to the nine months ending September 30, 1996. Interest expense on notes payable and other borrowings decreased $19,000 to $157,000 from $176,000. The increase in interest expense on interest-bearing deposits was primarily due to greater deposit volume in the nine months ended September 30, 1997 when compared to 1996, and due to a shift from other deposit types to higher yielding certificates of deposit less than $100,000. Rates paid on deposits have remained relatively stable. The decrease in expense on notes payable and other borrowings was due to the Company paying off a mortgage note payable in 1996.

         Net Interest Income. Net interest income increased $499,000 to $4,514,000 for the nine months ending September 30, 1997 from $4,015,000 for the same period in 1996. During the nine months ending September 30, 1997, average loans outstanding increased $4,359,000, average securities increased $11,989,000 while net interest spread decreased from 4.77% for 1995 to 4.74% for the period ending September 30, 1997 when compared to the same period in 1996.

         Noninterest Income. Noninterest income increased $20,000 to $660,000 for the nine months ended September 30, 1997 from $640,000 for 1996. This relates to a $22,000 increase in service charge income. Other income was down $2,000 in this period.

         Noninterest Expense. Noninterest expense increased $152,000 to $2,699,000 in the nine months ended September 30, 1997 from $2,547,000 for the same period in 1996. The increase is the result of an increase in salaries and employee benefits of $147,000 for the nine months ended September 30, 1997.

Provision for Loan Losses

         The Company's provision for loan losses for the period ended September 30, 1997 and 1996 was zero.

Income Taxes

         The Company's income tax expense for the nine months ended September 30, 1997 and 1996, was $898,000 and $825,000, respectively.

Year ended December 31, 1996 and 1995

         Overview. Net income increased $617,000 for 1996 to $1,829,000 from $1,212,000 in 1995. Net interest income increased $616,000. The Bank's provision for loan loss was down from $450,000 in 1995 to $0 in 1996. Noninterest income remained relatively unchanged, while noninterest expenses increased $156,000 to $3,610,000 from $3,454,000 in 1995. Income tax expense also increased $258,000 for 1996 to $944,000 from $686,000. Return on average assets and return on average equity were 1.67% and 28.76%, respectively for 1996 compared to 1.69% and 25.00%, respectively, for 1995.

         Interest and Fee Income. Interest income increased $982,000 to $8,913,000 for 1996 from $7,931,000 for 1995. Interest income from loans increased $343,000 and interest income on securities increased $532,000 in 1996. Interest income on federal funds sold also increased $103,000 in 1996. This increase in net interest income from loans was primarily due to an increase in the total loans outstanding, as the interest rates were relatively stable in 1996. The increases in interest income on securities and federal funds sold were also due primarily to increases in the total balances outstanding as these rate were also relatively stable.

         Interest Expense. Interest expense increased $366,000 to $3,383,000 for 1996 from $3,017,000 in 1995. Interest expense on interest-bearing deposits increased $400,000. Interest expense on notes payable and subordinated long-term debt decreased $35,000 from $248,000 to $215,000. The increase in interest expense on interest-bearing deposits was primarily due to greater deposit volume in 1996, as the rates paid on interest-bearing deposits were relatively unchanged. The volume of notes payable and subordinated debt were up slightly as were the rates paid on these borrowings.

         Net Interest Income. Net interest income increased $616,000 to $5,530,000 for 1996 from $4,914,000 for 1995. During 1996, average loans outstanding increased $4,930,000, average securities increased $6,947,000 and net interest spread decreased from 5.20% for 1995 to 4.90% for 1996. The increase in net interest income resulted from the Bank's ability to increase the percentage of loans to total assets.

         Noninterest Income. Noninterest income decreased $35,000 to $853,000 for 1996 from $888,000 for 1995. This reflects a $43,000 decrease in service charge income. Other income was up $8,000 in 1996.

         Noninterest Expense. Noninterest expense increased $156,000 to $3,610,000 in 1996 from $3,454,000 for 1995. The increase is the result of the following factors: (1) Salaries and wages increased $206,000 primarily due to increased staffing and annual wage increases; (2) Net occupancy expenses increased $130,000 due to the additional depreciation on significant purchases of computer and customer service equipment which has always been charged to occupancy expense; (3) FDIC assessments decreased $114,000 due to a decrease in the premiums paid by banks; (4) Other operating expenses decreased $67,000 as depreciation expense decreased $113,000 due to leased vehicles that were acquired in 1995 and subsequently sold as the Bank discontinued this leasing program. Licenses and taxes expense decreased $39,000. Increases in computer, office and supplies expense of $68,000 in 1996 somewhat offset the other decreases.

Provision for Loan Losses

         The Company's provision for loan losses for the period ended December 31, 1996 and 1995 was $0 and $450,000, respectively.

Income Taxes

         The Company's income tax expense for the years ended December 31, 1996 and 1995 $944,000, and $686,000, respectively.

Year ended December 31, 1995 and 1994

         Overview. Net income increased $345,000 for 1995 to $1,212,000 from $867,000. Net interest income increased $605,000. The Bank's provision for loan loss was down from $718,000 in 1994 to $450,000 in 1995. Noninterest income remained unchanged, while noninterest expenses increased $350,000 to $3,454,000 from $3,104,000 in 1994. Income tax expense also increased $202,000 for 1995 to $686,000 from $484,000. Return on average assets and return on average equity were 1.69% and 25.00%, respectively for 1995 compared to 0.92% and 22.35% , respectively, for 1994.

         Interest and Fee Income. Interest income increased $1,082,000 to $7,931,000 for 1995 from $4,848,000 for 1994. Interest income from loans increased $1,108,000 and interest income on securities decreased $85,000 in 1995. Interest income on federal funds sold increased $84,000 in 1995. This increase in net interest income from loans was primarily due to an increase in rates earned loans outstanding, as the loan volume were relatively stable in 1995. The increases in interest income on federal funds sold were also due primarily to an increase in rates as volumes were also relatively stable. The decrease in earnings on investments was due primarily to a $1,823,000 decrease in the outstanding securities volume in 1995.

         Interest Expense. Interest expense increased $478,000 to $3,017,000 for 1995 from $2,539,000 in 1994. Interest expense on interest-bearing deposits increased $478,000. Interest expense on notes payable and subordinated long-term debt was unchanged. This increase in interest expense on interest-bearing deposits was primarily due to greater deposit volume in 1995, as the rates paid on interest-bearing deposits decreased. The volume of notes payable and subordinated debt were up slightly but were fully offset by a decrease in the rates paid on these borrowings.

         Net Interest Income. Net interest income increased $604,000 to $4,914,000 for 1995 from $4,310,000 for 1994. During 1995, the average rates on loans outstanding increased from 8.96% to 10.68%, and average rates earned on federal funds sold increased 4.91% to 5.79%. Net interest spread decreased from 3.91% for 1994 to 5.2% for 1995.

         Noninterest Income. Noninterest income increased $24,000 to $888,000 for 1995 from $864,000 for 1994. This relates to a $22,000 increase in service charge income. Other income was up $2,000 in 1995.

         Noninterest Expense. Noninterest expense increased $350,000 to $3,454,000 in 1995 from $3,104,000 for 1994. The increase is the result of the following factors: (1) Salaries and wages increased $121,000 primarily due to increased staffing and annual wage increases; (2) Other operating expenses increased $326,000 as computer expense increased $42,000, license and taxes increased $62,000, credit card fees increased $28,000, and depreciation expense on leases increased $85,000.
Other miscellaneous items account for the rest of the difference from year to year.

Provision for Loan Losses

         The Company's provision for loan losses for the period ended December 31, 1995 and 1994 was $450,000 and $718,000, respectively.

Income Taxes

         The Company's income tax expense for the years ended December 31, 1995 and 1994 was $686,000, and $484,000, respectively. The Company's effective tax rate differs from the expected 34% exacted tax rate due to state income taxes on income which serves to increase tax expense and which is partially offset by interest income received on tax-exempt securities.

Liquidity and Sources of Funds

         The Company's primary sources of funds are customer deposits, sales and maturities of investment securities loan repayments, and increase in borrowing on notes payable and long-term subordinated debt. These funds are used to make loans to acquire investment securities and other assets and to fund the operations of the Company. During the year ended December 31, 1996, deposits increased to $104,037,000 from $93,037,000 and $87,618,000 at December 31, 1995 and 1994, respectively. None of the deposits at December 31, 1996, 1995 or 1994 were brokered funds. Management believes the increases in the deposits in 1995 and 1996 were from (1) the success of the Bank's officer call program, (2) the referrals from existing customers and (3) overall growth in the Denver/Boulder metropolitan area, which remains a very strong economy. At December 31, 1996 net loans were $67,853,000 compared to $63,193,000 and $60,356,000 at December 31,
1995 and 1994, respectively. Notes payable and subordinated long-term debt totaled $2,791,000 at December 31, 1996 compared to $2,447,000 and $2,690,000 at
December 31, 1995 and 1994, respectively. This serves as a secondary source of liquidity at the holding company.

         Management anticipates that the Company will continue to rely primarily of customer deposits, sales of investment securities, loan sales, and loan repayments as well as retained earnings to provide liquidity, and will use the funds so provided to make loans and purchase securities. The Company believes the customer deposits provide a strong source of liquidity because of the high percentage of core deposits. As a secondary source of funds, management uses federal funds purchased.

Capital Resources

         The Company's total stockholders' equity increased to $7,169,000 at December 31, 1996 from $5,481,000 at December 31, 1995. This is an increase of $1,688,000 and is the result of increased retained earnings. At December 31, 1996, stockholders' equity was 6.27% of total assets compared to 5.37% of total assets at December 31, 1995. Dividends paid were $222,000 and $110,000 in 1996 and 1995, respectively. Management expects no material change in this dividend policy.

         The Federal Reserve Board and FDIC guidelines call for a 4% Tier 1 capital to risk-weighted asset ratio, 8% total capital to risk-weighted asset ratio, and a 5% leverage ratio. The Company and the Bank currently exceed the applicable regulatory capital requirements. The following table sets forth the Company's and the Bank's capital ratios at December 31, 1996.

Bank

Tier 1 Capital..............................................      $ 8,813,000
Total Capital ..............................................      $ 9,755,000
Risk-Weighted Assets........................................      $79,210,000
Tier 1 Capital to Risk-Weighted Assets......................             11.1%
Total Capital to Risk-Weighted Assets.......................             12.3%
Leverage Ratio..............................................              7.8%

The Company anticipates no material capital expenditures.

Effects of Inflation and Changing Prices

         The primary impact of inflation on the Company's operation is the effect it has on operating costs. Unlike most industrial companies, almost all of the Company's resources are monetary in nature. As a result, increases in interest rates have more of an impact on the Company that does the effects of inflation. Although interest rates do not necessarily track with inflation, the Federal Reserve has generally used an increase in interest rates to dampen inflation. The effects of inflation can magnify the growth of assets in the banking industry. This could serve to cause the demands on capital to be greater than would otherwise be necessary.

New Accounting Principles

         The Financial Accounting Standard Board recently adopted Statement No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". FAS 125, which is effective for transactions that occur after December 31, 1996, imposes new rules for determining when transfers of financial assets are accounted for as sales versus when transfers are accounted for as borrowings. Management believes that the adoption of FAS 125 will have no material impact on the financial statements.

                    COMPARISON OF THE RIGHTS OF SHAREHOLDERS
                            OF ZIONS AND THE COMPANY

General

         Upon consummation of the Reorganization, shareholders of the Company, a Colorado corporation, will become shareholders of Zions, a Utah corporation. Thus, the Utah Revised Business Corporation Act and Zions' Articles of Incorporation ("Articles") and Bylaws will govern the rights of the Company shareholders who become Zions shareholders. In addition, since the Articles and Bylaws of Zions and the Company are not the same, the Reorganization will result in certain differences in the rights of the holders of Company Common Stock. Following is a summary of certain significant differences.

         General. The Company's Articles of Incorporation have authorized the Company to issue 100,000 shares of Class A Common Stock ("Class A Company Common Stock") and 900,000 shares of Class B Common Stock ("Class B Company Common Stock"). Each holder of Class A Company Common Stock is entitled to one vote for each share held on all matters submitted to the shareholders for a vote, except as stated below. Holders of a majority of the voting power of the Company constitute a quorum for the transaction of business. Holders of Class B Company Common Stock have no right to vote their shares of Class B Company Common Stock. Each holder of Zions Common Stock is generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote, and holders of a majority of the outstanding shares of Zions Common Stock constitute a quorum for the transaction of business.

         Cumulative Voting. Zions shareholders do not have cumulative voting rights in the election of directors. The holders of Class A Company Common Stock have cumulative voting rights. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected. Possession of cumulative voting rights means that in the election of directors a shareholder will have total votes equal to his or her number of shares multiplied by the number of directors being elected and the shareholder will have the right to cast all of his or her votes for one candidate or distribute his or her votes among two or more of the candidates for director in whatever proportion the shareholder determines. If there are more candidates for election than director slots available to be filled, those persons receiving the most votes will be elected as directors.

         Special Votes for Certain Transactions. The Articles of Zions contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

         Zions' Articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80 percent of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by Zions' Articles to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10 percent or more of the voting power of Zions' outstanding voting stock.

         The "business transactions" with a "related person" which are subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more;
(4) any liquidation, spinoff, splitoff, splitup, or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

         Zions' special shareholder vote requirements for business transactions with related persons do not apply to any transaction approved by a majority of the continuing directors, or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who (1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

         The Company's Articles provide that the Company may, by a vote of the majority of its directors, sell, lease, exchange and/or convey all of its property and assets upon terms the board shall determine. The consideration for such assets may consist of shares of stock or other securities of another corporation or corporations provided that in all such cases the holders of at least two-thirds of the stock of the Company issued and outstanding must vote to ratify such action.

Shareholder Rights Plan

         The Board of Directors of Zions in September 1996 adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Zions Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

         Until it is announced that a person or group has acquired 10 percent or more of Zions Common Stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10 percent or more of Zions Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of Zions Common Stock for an exercise price of $90.00.

         Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

         Also, if after an Acquiring Person controls Zions' Board of Directors Zions is involved in a merger or sells more than 50 percent of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10 percent and 50 percent of the Zions Common Stock, Zions' Board of Directors may, at its option, exchange one share of Zions Common Stock for each Right.

         The Rights may be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

         The Company has no shareholder rights plan.

Board of Directors

         Director Liability and Indemnification. Zions' Articles contain a "director liability" provision. The provision generally shields a director from monetary damages to Zions or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends, and (iv) transactions in which a director receives an improper benefit.

         The Company's Articles do not contain a director liability provision.

         The Company's Bylaws provide that the Company shall indemnify a director or officer against expenses incurred in any proceeding to which he may be a party by reason of his being or having been a director or officer of the Company, except in relation to matters as to which he shall be finally adjudged in such proceeding to be liable for negligence or misconduct.

         Classified Board. Zions' Articles divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of directors. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

         The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the Bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on Zions' Board of Directors, including vacancies resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board of Directors. Zions' directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

         The Company's Articles and Bylaws do not provide for a classified Board of Directors. Instead, the Company's Articles provide for a Board of Directors consisting of six individuals, who are to be elected by the shareholders annually. Any vacancy occurring in the Company's Board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board.

         Removal of Directors. Zions' Articles provide that any director (or the entire Board of Directors) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

         The Company's Bylaws provide that the shareholders may remove directors at a meeting called for the express purpose of removing directors, by a majority vote of the shares entitled to vote at an election of directors, with or without cause, provided that if less than the entire board is to be removed, no one director may be removed if the votes of a sufficient number of shares are cast against his removal which, if then cumulatively voted at an election of the entire board of directors would be sufficient to elect him.

Special Shareholders' Meetings

         Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.
Under Zions' Bylaws, special meetings may be called by the president or by the Board of Directors.

         The Company's Bylaws permit special meetings to be called by the Board of Directors, the president (or in the president's absence by a vice president), or by the holders of shares entitled to cast not less than 10 percent of all shares entitled to vote on the subject matter for which the meeting is called. The Company's Bylaws also permit special meetings to be called by the shareholders for the purpose of filling a vacancy in the Board of Directors.

Amendment of Articles and Bylaws

         Zions' Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve certain amendments to Zions' Articles, except that to repeal or amend the provisions in the Articles regarding business transactions with related persons requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' Bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

         The Company's Bylaws may be amended by the affirmative vote of a majority of the Board of Directors at the annual meeting of the Board or at any special meeting called for that purpose.

Dissenters' Rights

         Zions is incorporated under the laws of Utah. Utah law provides for dissenters' rights in a variety of transactions including: (i) consummation of any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) consummation of certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) consummation of certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on the National Market System of NASDAQ or held of record by 2,000 or more shareholders. The aforementioned provisions do not apply if the shareholder will receive for his shares anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange, (b) shares of a corporation whose shares are listed on a national securities exchange or the National Market System of NASDAQ or held of record by not less than 2,000 holders, or (c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading in the National Market System of NASDAQ and has more than 2,000 shareholders of record.

         The Company is incorporated under Colorado law. Colorado law provides for dissenters' rights to any shareholder of a Colorado corporation in the event of any of the following corporate actions: (i) consummation of a merger to which the corporation is a party if approval by the shareholders is required for the merger or the corporation is a subsidiary that is merged with its parent corporation; (ii) consummation of a plan of exchange where the corporation is a party as the corporation whose subject owner's interests will be acquired; (iii) consummation of a disposition of all or substantially all of the property of the corporation for which a shareholder vote is required; (iv) consummation of a disposition of all or substantially all of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to such disposition; or (v) in the event of any corporate action to the extent provided by the bylaws or a board resolution. Colorado law regarding dissenters' rights contains the same provisions as Utah law described in the third and fourth sentences of the prior paragraph.

Preemptive Rights

         Holders of Zions Common Stock do not have the preemptive right to purchase unissued or treasury shares of Zions Common Stock or any other securities of Zions in the event of an issuance of Zions Common Stock or such other securities.

         Holders of Company Common Stock do not have the preemptive right to acquire additional shares of Company Common Stock.

Preferred Stock

         Zions' Articles authorize Zions to issue up to 3,000,000 shares of Zions preferred stock, no par value.

         The authorized shares of preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of the Board of Directors of Zions providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of common stock.

         Zions has reserved 160,000 shares of Participating Preferred Stock for issuance upon exercise of the Rights under Zions' Shareholder Rights Plan.

         The Company's Articles do not authorize the Company to issue any shares of preferred stock.

Dividend Rights

         Utah law generally allows a corporation, subject to restrictions in its articles of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. Zions' Articles place no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, if Zions preferred stock is issued, the Board of Directors of Zions may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on Zions Common Stock unless and until specified dividends on the preferred stock had been paid.

         Colorado law generally allows a corporation to make distributions to its shareholders in cash, property or its own shares. However, no distribution may be made if, after giving it effect: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) except as otherwise specifically allowed by the corporation's articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company's Articles do not contain any other specific allowance. Thus, holders of Company Common Stock are entitled to distributions when, as and if declared by the Board of Directors out of funds legally available therefor.

Liquidation Rights

         Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Board of Directors may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

         Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Company Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied.

Miscellaneous

         There are no sinking fund provisions, conversion rights, or redemption provisions applicable to Zions Common Stock. Holders of fully paid shares of Zions Common Stock and Company Common Stock are not subject to any liability for further calls or assessments.

                                 LEGAL OPINIONS

         An opinion with respect to certain legal matters in connection with the Reorganization will be rendered by Duane, Morris & Heckscher LLP, Washington, D.C., as counsel for Zions, and by Baker & Hostetler LLP, Denver, Colorado, as counsel for the Company.

                                     EXPERTS

         The consolidated financial statements of Zions as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of the Company as of December 31, 1996, and for the year then ended, have been included herein in reliance upon the report of Baird, Kurtz & Dobson, independent certified public accountants, appearing elsewhere herein, such report having been given upon their authority as experts in auditing and accounting.

         The consolidated financial statements of the Company as of December 31, 1995, and for the year then ended, included herein have been included herein in reliance upon the report of McGladrey & Pullen LLP, independent certified public accountants, appearing elsewhere herein, and upon their authority as experts in auditing and accounting.

         The consolidated financial statements of the Company for the year ended December 31, 1994, included herein have been included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in auditing and accounting.

         The fairness opinion, attached hereto as Appendix A, was prepared by The Wallach Company, Inc., Denver, Colorado, an investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes.

                                  OTHER MATTERS

         The management of the Company does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named thereon.

                CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

                          Tri-State Finance Corporation

                       Independent Accountants' Report and
                        Consolidated Financial Statements

                          September 30, 1997 and 1996,
                                       and
                        December 31, 1996, 1995, and 1994






                                     [LOGO]

                          TRI-STATE FINANCE CORPORATION

                          SEPTEMBER 30, 1997 AND 1996,
                                       AND
                        DECEMBER 31, 1996, 1995, AND 1994



                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----


INDEPENDENT ACCOUNTANTS' REPORTS                                      F-1 to F-3


CONSOLIDATED FINANCIAL STATEMENTS
  Balance Sheets                                                           F-4
  Statements of Income                                                     F-5
  Statements of Changes in Stockholders' Equity                       F-6, F-7
  Statements of Cash Flows                                            F-8, F-9
  Notes to Financial Statements                                            F-10

                         Independent Accountants' Report
                         -------------------------------


To the Board of Directors and Stockholders
Tri-State Finance Corporation
Denver, Colorado

    We have audited the accompanying consolidated balance sheet of TRI-STATE FINANCE CORPORATION as of December 31, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRI-STATE FINANCE CORPORATION as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                         /s/ Baird, Kurtz & Dobson
                                         -------------------------
                                         Baird, Kurtz & Dobson

January 24, 1997

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Tri-State Finance Corporation
Denver, Colorado

We have audited the accompanying consolidated balance sheet of Tri-State Finance Corporation and its wholly-owned Subsidiary (Tri-State Bank), as of December 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financials statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-State Finance Corporation and Subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                     /s/ McGladrey & Pullen, LLP
                                     ---------------------------
                                     McGladrey & Pullen, LLP

Denver, Colorado
January 13, 1996

                          Independent Auditors' Report





The Board of Directors
Tri-State Finance Corporation:


We have audited the accompanying consolidated statements of income, stockholder's equity and cash flows of Tri-State Finance Corporation and subsidiary for the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Tri-State Finance Corporation and subsidiary for the year ended December 31, 1994 in conformity with generally accepted accounting principles.



                                     /s/ KPMG Peat Marwick LLP

Denver, Colorado
April 21, 1995

                          TRI-STATE FINANCE CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                               SEPTEMBER 30, 1997
                                       AND
                           DECEMBER 31, 1996 AND 1995

                                                                           (UNAUDITED)
                      ASSETS                                           September 30, 1997          1996             1995
                      ------                                           ------------------          ----             ----

Cash and due from banks                                                    $   4,937,678       $ 7,337,429     $  6,185,948
Federal funds sold                                                             7,260,000         3,695,000       11,835,000
                                                                           -------------       -----------     ------------
                  Total cash and cash equivalents                             12,197,678        11,032,429       18,020,948

Held-to-maturity securities                                                   29,413,695        21,976,950       13,557,755
Available-for-sale securities                                                  7,220,089         8,936,919        2,617,547
Other investments                                                                455,750           425,750          112,550
Loans, net                                                                    71,034,409        67,852,783       63,193,300
Bank premises and equipment, net                                               2,770,631         3,014,698        3,023,483
Accrued interest receivable                                                      923,721           753,653          578,837
Other assets                                                                     335,955           284,912          269,340
                                                                            ------------      ------------     ------------
                                                                            $124,351,928      $114,278,094     $101,373,760
                                                                            ============      ============     ============

           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------

LIABILITIES
  Deposits:
    Demand                                                                  $ 23,325,002      $ 22,112,179     $ 21,270,096
    NOW and Money Market                                                      38,912,734        37,224,811       34,713,825
    Savings                                                                   12,082,176        13,903,350       12,211,754
    Certificates of deposit, other                                            31,238,108        25,904,212       17,675,973
    Certificates of deposit $100,000 and over                                  7,163,032         4,892,327        7,165,216
                                                                            ------------      ------------     ------------
                  Total deposits                                             112,721,052       104,036,879       93,036,864

  Short-term notes payable to related parties                                    201,653           201,653          569,117
  Accrued interest expense                                                       749,988           592,045          331,348
  Other liabilities                                                               55,083            79,640          119,049
  Subordinated long-term debt:
    Senior subordinated notes                                                  1,097,016         1,098,000        1,098,000
    Junior subordinated notes                                                  1,016,029         1,100,920          779,746
                                                                            ------------      ------------     ------------
                  Total liabilities                                          115,840,821       107,109,137       95,934,124
                                                                            ------------      ------------     ------------

STOCKHOLDERS' EQUITY
  Class A Common, $1 par value; authorized, issued and
    outstanding 100,000 shares                                                   100,000           100,000          100,000
  Class B Common, $1 par value nonvoting; authorized
    900,000 shares, issued 648,631 shares                                        648,631           648,631          648,631
  Surplus                                                                        778,024           778,024          710,605
  Retained earnings                                                            7,004,193         5,651,581        4,045,548
  Unrealized depreciation on available-for-sale securities,
    net of income tax benefits of $10,170 at September 30, 1997 and
    $3,608, $13,188 at December 31, 1996 and 1995, respectively                  (19,741)           (9,279)         (23,367)
                                                                            ------------       -----------      -----------
                                                                               8,511,107         7,168,957        5,481,417
  Less cost of treasury stock, 14,000 of Class B shares at
    December 31, 1995                                                                 --                --          (41,781)
                                                                            ------------       -----------     ------------
                  Total stockholders' equity                                   8,511,107         7,168,957        5,439,636
                                                                            ------------       -----------     ------------

                                                                            $124,351,928      $114,278,094     $101,373,760
                                                                            ============      ============     ============

See Notes to Consolidated Financial Statements

                          TRI-STATE FINANCE CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                  NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                       AND
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                             (UNAUDITED)
                                          ------------------
                                            September 30,                       December 31,
                                          ------------------         --------------------------------
                                          1997          1996         1996          1995          1994
                                          ----          ----         ----          ----          ----
INTEREST INCOME
  Interest and fees on loans           $5,502,730    $5,127,733   $6,948,687    $6,606,479   $5,497,856
  Interest on taxable investments       1,593,689       933,748    1,393,417       866,958      960,667
  Interest on nontaxable investments                                  15,608        22,388       39,382
  Federal funds sold                      233,398       501,637      531,084       428,227      343,925
  Other                                        --            --       24,458         6,640        6,590
                                       ----------    ----------   ----------    ----------   ----------
           Total interest income        7,329,815     6,563,118    8,913,254     7,930,692    6,848,420
                                       ----------    ----------   ----------    ----------   ----------

INTEREST EXPENSE
  Interest on deposits                  2,658,051     2,369,565    3,168,213     2,767,063   2,288,425
  Interest on short-term notes
    payable                                12,010        27,458       32,775        44,370      44,947
  Interest on subordinated long-term
    debt                                  145,426       150,649      182,248       205,112      205,372
                                       ----------    ----------   ----------    ----------   ----------
           Net interest expense         2,815,487     2,547,672    3,383,236     3,016,545    2,538,744
                                       ----------    ----------   ----------    ----------   ----------

NET INTEREST INCOME                     4,514,328     4,015,446    5,530,018     4,914,147    4,309,676

PROVISION FOR LOAN LOSSES                      --            --           --       450,000      717,795

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN
  LOSSES                                4,514,328     4,015,446    5,530,018     4,464,147    3,591,881
                                       ----------    ----------   ----------    ----------   ----------

NONINTEREST INCOME
  Service charges                         439,236       417,220      570,703       613,536      591,734
  Other income                            220,874       222,914      282,286       274,195      271,968
                                       ----------    ----------   ----------    ----------   ----------
           Total noninterest income       660,110       640,134      852,989       887,731      863,702
                                       ----------    ----------   ----------    ----------   ----------

NONINTEREST EXPENSE
  Salaries, wages and employee
    benefits                            1,632,056     1,485,488    2,005,273     1,798,741    1,677,927
  Net occupancy expense                   405,892       406,950      557,443       426,850      438,462
  Other real estate owned losses and
    expenses, net                              --            --           --            --       19,582
  FDIC assessment                           8,981         1,500        2,000       116,115      181,581
  Other                                   652,307       653,509    1,045,309     1,111,972      786,401
                                       ----------    ----------   ----------    ----------   ----------
           Total noninterest expense    2,699,236     2,547,447    3,610,025     3,453,678    3,103,953
                                       ----------    ----------   ----------    ----------   ----------

INCOME BEFORE INCOME
  TAXES                                 2,475,202     2,108,133    2,772,982     1,898,200    1,351,630

INCOME TAXES                              898,000       825,000      944,460       685,928      484,209
                                       ----------    ----------   ----------    ----------   ----------

NET INCOME                             $1,577,202    $1,283,133   $1,828,522    $1,212,272   $  867,421
                                       ==========    ==========   ==========    ==========   ==========

EARNINGS PER SHARE
  Net income                           $     2.11    $     1.72   $     2.45    $     1.66   $     1.21
  Weighted average number of
    common shares outstanding             748,631       744,172      745,131       731,414      718,327


See Notes to Consolidated Financial Statements

                          TRI-STATE FINANCE CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                       AND
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                               Common Stock
                                                ---------------------------------------------
                                                      Class A                 Class B
                                                ------------------       --------------------
                                                Shares                   Shares                             Retained
                                                Issued     Amount        Issued        Amount    Surplus    Earnings
                                                ------     ------        ------        ------    -------    --------

BALANCE, DECEMBER 31, 1993                     100,000    $100,000       648,631     $648,631   $656,221    $2,183,799

NET INCOME                                         --           --            --           --         --       867,421
DIVIDENDS PAID                                     --           --            --           --         --      (107,749)

NET CHANGE IN UNREALIZED DEPRECIATION
ON AVAILABLE-FOR-SALE SECURITIES, net
  of income taxes of $80,065                       --           --            --           --         --            --
                                              -------     --------       -------      --------   -------    -----------

BALANCE, DECEMBER 31, 1994                    100,000     $100,000       648,631      $648,631   656,221    $2,943,471

SALE OF TREASURY STOCK                             --           --            --            --    54,384            --

NET INCOME                                         --           --            --            --        --     1,212,272

DIVIDENDS PAID                                     --           --            --            --        --      (110,195)

NET CHANGE IN UNREALIZED DEPRECIATION
  ON AVAILABLE-FOR-SALE SECURITIES, net
  of income taxes of $66,877                       --           --            --            --        --            --
                                              -------    ---------       -------      --------   --------   ----------

BALANCE, DECEMBER 31, 1995                    100,000      100,000       648,631       648,631    710,605    4,045,548



                                                 Unrealized
                                                Depreciation
                                                on Available-
                                                  for-Sale      Treasury
                                                 Securities       Stock          Total
                                                 ----------       -----          -----

BALANCE, DECEMBER 31, 1993                      $      --       $(90,438)    $3,498,213

NET INCOME                                             --             --        867,421

DIVIDENDS PAID                                         --             --       (107,749)

NET CHANGE IN UNREALIZED DEPRECIATION
ON AVAILABLE-FOR-SALE SECURITIES, net
  of income taxes of $80,065                     (155,420)            --       (155,420)

BALANCE, DECEMBER 31, 1994                      $(155,420)      $(90,438)    $4,102,465
                                                ---------       --------     ----------

SALE OF TREASURY STOCK                                 --         48,657        103,041

NET INCOME                                             --             --      1,212,272

DIVIDENDS PAID                                         --             --       (110,195)

NET CHANGE IN UNREALIZED DEPRECIATION
  ON AVAILABLE-FOR-SALE SECURITIES, net
  of income taxes of $66,877                      132,053             --        132,053
                                                ---------       --------     ----------

BALANCE, DECEMBER 31, 1995                        (23,367)       (41,781)     5,439,636

See Notes to Consolidated Financial Statements

                                                               Common Stock
                                                ---------------------------------------------
                                                      Class A                 Class B
                                                ------------------       --------------------
                                                Shares                   Shares                              Retained
                                                Issued     Amount        Issued        Amount    Surplus     Earnings
                                                ------     ------        ------        ------    -------     --------

BALANCE, DECEMBER 31, 1995                      100,000   $100,000       $648,631    $648,631   $710,605    $4,045,548

SALE OF TREASURY STOCK                               --         --             --          --     67,419            --

NET INCOME                                           --         --             --          --         --     1,828,522

DIVIDENDS PAID                                       --         --             --          --         --      (222,489)

NET CHANGE IN UNREALIZED DEPRECIATION
  ON AVAILABLE-FOR-SALE SECURITIES, net
  of income taxes of $10,293                         --         --             --          --         --            --
                                               --------    --------      --------     --------   --------   ----------

BALANCE, DECEMBER 31, 1996                      100,000     100,000       648,631      648,631   778,024     5,651,581

NET INCOME                                           --          --            --           --        --     1,577,202

DIVIDENDS PAID                                       --          --            --           --        --      (224,590)

NET CHANGE IN UNREALIZED DEPRECIATION
  ON AVAILABLE FOR SALE SECURITIES, net
  of income taxes of $7,274                          --          --            --           --        --           --
                                               --------    --------      --------     --------   --------   ----------

BALANCE, SEPTEMBER 30, 1997
  (UNAUDITED)                                  $100,000    $100,000      $648,631     $648,631   $778,024   $7,004,193
                                               ========    ========      ========     ========   ========   ==========

                                                             Unrealized
                                                            Depreciation
                                                            on Available-
                                                Retained      for-Sale     Treasury
                                                Earnings      Securities     Stock       Total
                                                --------     ----------      -----       -----
BALANCE, DECEMBER 31, 1995                    $4,045,548     $(23,367)    $(41,781)    $5,439,636

SALE OF TREASURY STOCK                                --           --       41,781        109,200

NET INCOME                                     1,828,522           --           --      1,828,522

DIVIDENDS PAID                                  (222,489)          --           --       (222,489)

NET CHANGE IN UNREALIZED DEPRECIATION
  ON AVAILABLE-FOR-SALE SECURITIES, net
  of income taxes of $10,293                          --       14,088           --         14,088
                                              ----------      --------    --------      ----------

BALANCE, DECEMBER 31, 1996                     5,651,581       (9,279)          --      7,168,957

NET INCOME                                     1,577,202           --           --      1,577,202

DIVIDENDS PAID                                  (224,590)          --           --       (224,590)

NET CHANGE IN UNREALIZED DEPRECIATION
  ON AVAILABLE FOR SALE SECURITIES, net
  of income taxes of $7,274                           --      (10,462)          --        (10,462)
                                              ----------      --------    --------     ----------

BALANCE, SEPTEMBER 30, 1997
  (UNAUDITED)                                $7,004,193      $(19,471)    $     --     $8,511,107
                                             ==========      ========     ========     ==========

See Notes to Consolidated Financial Statements

                          TRI-STATE FINANCE CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                       AND
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                            (UNAUDITED)
                                                        ---------------------
                                                            September 30,                            December 31,
                                                        ---------------------            -------------------------------------
                                                        1997             1996            1996            1995             1994
                                                        ----             ----            ----            ----             ----
CASH FLOWS FROM OPERATING
  ACTIVITIES
    Net income                                      $  1,577,202    $  1,283,133    $  1,828,522    $  1,212,272    $    867,421
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation                                     308,722         285,042         391,308         324,284         242,545
        Amortization/Accretion                             9,674          (3,364)         34,340              --              --
        Loss on sale and provision for loss on
         other real estate owned                              --              --              --         (53,948)          3,335
        Loss on securities                                    --              --              --           9,776              --
        Loss on disposal of equipment                         --              --              --          25,219              --
        Provision for loan losses                             --              --              --         450,000         717,795
        Deferred taxes                                    (6,561)        (65,426)         26,478         (46,394)        110,559
        Changes in:
          Accrued interest receivable                   (170,068)       (221,885)        (51,630)         26,384        (134,388)
          Other assets                                   (37,920)       (166,007)       (174,816)        361,933        (250,382)
          Accrued interest payable and other
            liabilities                                  133,386         315,949         221,288         225,897        (509,316)
                                                    ------------    ------------    ------------     -----------    ------------
           Net cash provided by operating
             activities                                1,814,435       1,427,442       2,275,490       2,535,423       1,047,569
                                                    ------------    ------------    ------------     -----------    ------------

CASH FLOWS FROM INVESTING
  ACTIVITIES
    Purchase of available-for-sale securities         (1,300,000)             --      (6,484,591)             --      (1,400,000)
    Proceeds from maturities, calls and principal
      paydowns of available-for-sale securities          600,000              --         189,600       2,019,429       1,900,164
    Purchase of held-to-maturity securities          (14,550,000)    (17,319,302)    (19,682,049)     (5,826,993)    (11,000,000)
    Proceeds on maturities, calls and principal
      paydown of held-to-maturity securities           9,473,387       6,172,956      11,227,801       5,676,870       5,800,113
    Purchase of other investments                             --        (323,600)             --              --
    Proceeds from sale of other investments                   --          10,400              --              --
    Loan originations and repayments, net             (3,181,626)       (999,723)     (4,659,483)     (3,287,421)     (6,694,708)
    Proceeds from sale of other real estate owned             --              --              --         195,000         213,750
    Purchase of equipment                                (64,655)       (319,950)       (382,523)       (554,994)       (290,908)
                                                    ------------    ------------    ------------     -----------    ------------
           Net cash used in investing
             activities                               (9,022,894)    (12,466,019)    (20,104,445)     (1,778,109)    (11,471,589)
                                                    ------------    ------------    ------------     -----------    ------------

See Notes to Consolidated Financial Statements

                          TRI-STATE FINANCE CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)
                  NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                       AND
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                          (UNAUDITED)
                                                       -------------------
                                                          September 30,                              December 31,
                                                       -------------------             -----------------------------------
                                                       1997           1996             1996            1995           1994
                                                       ----           ----             ----            ----           ----

CASH FLOWS FROM FINANCING
  ACTIVITIES
    Net increase (decrease) in demand deposit,
      money market, NOW and savings account         8,684,173       4,871,780       5,044,665      (7,031,313)      1,305,559
    Net increase in certificates of deposit         5,955,350      12,450,366        (752,186)
    (Decrease) increase in short-term notes
      payable, net                                         --        (222,130)       (367,464)        116,824         (77,912)
    Issuance of subordinated debt                          --         316,762         321,174         192,746       1,420,000
    Payment of subordinated debt                      (85,875)             --              --        (553,000)     (1,365,000)
    Payment of dividends                             (224,590)       (222,489)       (222,489)       (110,195)       (107,749)
    Proceeds from sale of treasury stock                   --         109,200         109,200         103,041              --
                                                  -----------     -----------     -----------     -----------    ------------
           Net cash provided by financing
             activities                             8,373,708       4,853,123      10,840,436       5,168,469         422,712
                                                  -----------     -----------     -----------     -----------    ------------

NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                              1,165,249      (6,185,454)     (6,988,519)      5,925,783     (10,001,308)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                11,032,429      18,020,948      18,020,948      12,095,165      22,096,473
                                                  -----------     -----------     -----------     -----------    ------------

CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                     $12,197,678     $11,835,494     $11,032,429     $18,020,948    $ 12,095,165
                                                  ===========     ===========     ===========     ===========    ============

See Notes to Consolidated Financial Statements

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Tri-State Finance Corporation (the "Company") and its wholly-owned subsidiary, Tri-State Bank (the "Bank"), are primarily engaged in providing a full range of banking services to individual and corporate customers through the Bank's branches in Denver and Boulder, Colorado. The Bank is subject to competition from other financial institutions. The Bank also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The consolidated financial statements as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 are unaudited, but in the opinion of Management reflect all adjustments, consisting of only normal recurring items, necessary for fair presentation. These notes to consolidated financial statements do not reflect unaudited September 30, 1997 and 1996 data. Interim results are not necessarily indicative of annual results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments of information available to them at the time of their examination.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Tri-State Finance Corporation and its wholly-owned subsidiary Tri-State Bank. Significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1996 and 1995, cash equivalents consisted of federal funds sold.

Investments in Debt and Equity Securities

Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Held-to-maturity securities, which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES (continued)

Allowance for Loan Losses

The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses, based on management's evaluation of the loan portfolio, as well as on prevailing and anticipated economic conditions and historical losses by loan category. General allowances have been established, based upon the aforementioned factors, and allocated to the individual loan categories. Allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of loan collateral.

A loan is considered impaired when it is probable that the Bank will not receive all amounts due according to the contractual terms of the loan. This includes loans that are nonaccrual loans and certain other loans classified by management. Interest is recognized for nonaccrual loans only upon receipt and only after all principal amounts are current according to the terms of the contract.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Foreclosed Assets Held for Sale

Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in fair value. Changes in the valuation allowance are charged or credited to other expense.

Fee Income

Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES (continued)

Required Reserve Balances

Pursuant to normal banking practices, the Bank is required to maintain certain balances (reserves) with the Federal Reserve Bank. Included in cash and due from banks in the accompanying consolidated balance sheets are required reserve balances of approximately $976,000 at December 31, 1996.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Earnings Per Common Share

Earnings per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding. The Class B common shares are considered common stock equivalents for purposes at computing the weighted average number of shares of common stock outstanding as their right to participate in earnings and dividends are the same as Class A common shares.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 2:            INVESTMENTS IN DEBT AND EQUITY SECURITIES

The amortized cost and approximate fair value of held-to-maturity securities are as follows at December 31, 1996 and 1995:

                                                                      Gross        Gross
                                                    Amortized    Unrealized   Unrealized        Approximate
                                                         Cost         Gains      (Losses)        Fair Value
                                                         ----         -----      --------        ----------
1996:

U.S. Treasury                                      $   997,477     $ 3,231     $    (608)       $ 1,000,100
U.S. Government agencies                            17,176,979      34,149       (54,402)        17,156,726
Mortgage-backed securities                           3,130,622       5,153       (42,568)         3,093,207
State and political subdivisions                       259,202       3,329            --            262,531
Other securities                                       412,670       2,300        (1,034)           413,936
                                                   -----------     -------     ---------        -----------

                                                   $21,976,950     $48,162     $ (98,612)       $21,926,500
                                                   ===========     =======     =========        ===========
1995:

U.S. Treasury                                      $ 1,298,328     $ 1,526     $    (294)       $ 1,299,560
U.S. Government agencies                             8,199,270      19,076       (95,716)         8,122,630
Mortgage-backed securities                           3,230,552       5,592       (37,848)         3,198,296
State and political subdivisions                       314,035       5,493            --            319,528
Other securities                                       515,570          --        (2,767)           512,803
                                                   -----------     -------     ---------        -----------

                                                   $13,557,755     $31,687     $(136,625)       $13,452,817
                                                   ===========     =======     =========        ===========

Maturities of held-to-maturity securities at December 31, 1996:

                                                                       Amortized       Approximate
                                                                            Cost        Fair Value
                                                                       ---------        ----------

One year or less                                                      $   525,000    $   525,476
After one through five years                                           17,712,225     17,707,297
After five through ten years                                              599,103        590,220
After ten years                                                            10,000         10,300
Mortgage-backed securities not due on a
   single maturity date                                                 3,130,622      3,093,207
                                                                      -----------    -----------

                                                                      $21,976,950    $21,926,500
                                                                      ===========    ===========

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 2: INVESTMENTS IN DEBT AND EQUITY SECURITIES (continued)

The amortized cost and approximate fair value of available-for-sale securities are as follows at December 31, 1996 and 1995:

                                               Gross        Gross
                               Amortized   Unrealized   Unrealized   Approximate
                                    Cost        Gains     (Losses)    Fair Value
                                    ----        -----     --------    ----------
1996:

U.S. Government agencies       $8,950,472   $ 4,236     $(17,749)    $8,936,919
                               ==========   ========    =========    ==========

1995:

U.S. Government agencies       $2,654,814   $20,566     $(57,834)    $2,617,547
                               ==========   ========    =========    ==========


Maturities of available-for-sale securities at December 31, 1996:
                                                        Amortized   Approximate
                                                           Cost     Fair Value
                                                         -------    ----------

One year or less                                       $1,000,513    $  999,900
After one through five years                            5,747,052     5,739,449
After five through ten years                            2,202,907     2,197,570
                                                       ----------    ----------

                                                       $8,950,472    $8,936,919
                                                       ==========    ==========

The book value of securities pledged as collateral, to secure public deposits, and for other purposes amounted to $2,199,004 at December 31, 1996, and $2,598,562 at December 31, 1995. Gross losses of $9,776 resulting from sales of available-for-sale securities were realized for 1995.

The Bank held structured notes that are classified as held-to-maturity and available-for-sale securities in its investment portfolio as of December 31, 1996, with an amortized cost of $2,099,006 and $1,450,463 and approximate market values of $2,088,000 and $1,450,000, respectively. The yield on these securities is based on specified levels of published indices. The fair value of these securities may be more volatile than conventional fixed or variable rate securities as interest rates fluctuate.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, 1996 and 1995, include:

                                                    1996            1995
                                                    ----            ----

Real estate loans                                $53,535,897    $49,042,717
Commercial loans                                  14,385,629     13,678,000
Installment loans                                    940,206      1,282,779
Leases                                                    --         23,681
                                                 -----------    -----------
                                                  68,861,732     64,027,177
Allowance for loan losses                          1,008,949        833,877
                                                 -----------    -----------

                                                 $67,852,783    $63,193,300
                                                 ===========    ===========

The Bank grants primarily commercial, real estate, and consumer loans to businesses and individuals in Colorado. Although the loan portfolio is diversified, approximately $47,551,000 represents loans collateralized by commercial real estate.

The following reflects activity in the allowance for loan losses for the year ended December 31:

                                                   1996         1995          1994
                                                   ----         ----          ----

Balance, beginning                             $  833,877    $  637,125    $  880,948
Provision for loan losses                              --       450,000       717,795
                                               ----------    ----------    ----------
                                                  833,877     1,087,125     1,598,743
Recoveries of amounts previously charged off      316,211        43,387        20,651
Charged-off loans                                (141,139)     (296,635)     (982,269)
                                               ----------    ----------    ----------

Balance, ending                                $1,008,949    $  833,877    $  637,125
                                               ==========    ==========    ==========

Impaired loans totaled $434,438 and $554,628 at December 31, 1996 and 1995, respectively. An allowance for loan losses of $65,166 and $-0- relates to impaired loans at December 31, 1996 and 1995, respectively. Interest of $75,000 and $108,000 was recognized on average impaired loans of $701,000 and $980,000 for 1996 and 1995, respectively. No interest was recognized on a cash basis on impaired loans during 1996 and 1995.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 4: BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment stated at cost, and total accumulated depreciation as of December 31, are as follows:

                                                         1996           1995
                                                         ----           ----

Bank premises                                         $3,211,683    $3,242,703
Furniture, fixtures, and equipment                     1,625,008     1,318,293
                                                      ----------    ----------
                                                       4,836,691     4,560,996
Accumulated depreciation                               1,821,993     1,537,513
                                                      ----------    ----------
                                                      $3,014,698    $3,023,483
                                                      ==========    ==========

NOTE 5: DEPOSITS

Interest expense on certificates of deposit of $100,000 or more amounted to approximately $374,000, $346,000, and $183,000 for the years ended December 31, 1996, 1995, and 1994, respectively.


NOTE 6: SHORT-TERM NOTES PAYABLE

Short-term borrowings at December 31, 1996 and 1995, are unsecured and had remaining maturities of 90 days or less and interest rates of 6.0%. Upon maturity, short-term notes payable are generally refinanced by the issuance of additional short-term notes for similar amounts and terms.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 7: INCOME TAXES

The tax effects of temporary differences related to deferred taxes shown on the December 31, 1996 and 1995, balance sheets are:

                                                               1996       1995
                                                               ----       ----

Deferred tax assets:
  Allowance for loan losses                                 $68,000    $68,000
  Net unrealized loss on securities available for sale        3,608     13,188
  Other                                                       1,392      6,870
                                                            -------    -------
          Total deferred tax assets                          73,000     88,058
                                                            -------    -------

Deferred tax liabilities:
  Bank premises and equipment, primarily due to
    differences in bases and depreciation                    73,000     52,000
                                                            -------    -------
          Total deferred tax liabilities                     73,000     52,000
                                                            -------    -------

Net deferred tax asset                                      $     -    $36,058
                                                            =======    =======

The provision for income taxes consists of:

                                               1996       1995        1994
                                               ----       ----        ----

Current tax expense                        $917,982   $732,322    $373,650
Deferred tax expense (benefit)               26,478    (46,394)    110,559
                                           --------   --------    --------

                                           $944,460   $685,928    $484,209
                                           ========   ========    ========

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994


NOTE 7: INCOME TAXES (continued)

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax income expense is shown below:

                                                                     1996       1995        1994
                                                                     ----       ----        ----

Computed at the statutory rate (34%)                             $943,000   $645,388    $459,554
Increase (decrease) resulting from:
  Tax exempt interest income on loans and securities               (5,500)    (7,800)    (13,390)
  State income taxes, net of federal income tax effect             86,000     62,700      35,053
  Other                                                           (79,040)   (14,360)      2,992
                                                                 --------   --------    --------

Actual tax provision                                             $944,460   $685,928    $484,209
                                                                 ========   ========    ========


NOTE 8: SUBORDINATED LONG-TERM DEBT

Subordinated long-term debt outstanding is as follows:

                                                                          1996         1995
                                                                           ----         ----
Senior subordinated notes, interest rates vary from
  8.5% to 9.00%; principal due
  at maturity which
  ranges from May 1997 to May 1998                                  $1,098,000    $1,098,000

Junior subordinated notes, interest rates vary from
  8.5% to 9.00%; principal due
  at maturity which
  ranges from April 1997 to July 1999                                1,100,920       779,746
                                                                    ----------    ----------

Total subordinated long-term debt                                   $2,198,920    $1,877,746
                                                                    ==========    ==========

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 8: SUBORDINATED LONG-TERM DEBT (continued)

The combined aggregate maturities of subordinated long-term debt as of December 31, 1996, was as follows:

Years ending December 31:
  1997                                                       $1,390,000
  1998                                                          202,148
  1999                                                          606,772
                                                             ----------

                                                             $2,198,920
                                                             ==========

The junior subordinated debt is subordinated to the senior subordinated debt.

Interest on subordinated long-term debt totaled $182,248, $205,112, and $205,372 for the years ended December 31, 1996, 1995, and 1994, respectively.

NOTE 9: EMPLOYEE PROFIT SHARING TRUST

The Bank participates with the Parent in a profit sharing plan which provides retirement benefits to its employees with one or more years and a minimum of 1,000 hours per year of service. Contributions are calculated as a percentage of earnings before income taxes with certain adjustments and are deposited with a trustee annually. Contributions of $180,000, $120,000, and $100,000 were made during 1996, 1995, and 1994, respectively.

NOTE 10: COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 10: COMMITMENTS AND CREDIT RISK (continued)

At December 31, 1996 and 1995, the Bank had outstanding commitments to originate loans aggregating approximately $19,789,000 and $20,052,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amount to $2,275,000 and $2,306,000 at December 31, 1996 and 1995, respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $767,000 and $589,000, at December 31, 1996 and 1995, respectively, with terms not exceeding one year.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

At December 31, 1996 and 1995, the Bank had loans outstanding to executive officers, directors and companies in which the Bank's executive officers or directors were principal owners, in the amount of $206,000 and $743,000, respectively.

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Transactions related to the loans to officers and directors are summarized as follows:

                                                    1996         1995
                                                    ----         ----

         Balance, beginning of year            $ 743,000    $ 506,000
         Additions to principal                  160,000      448,000
         Less payments received                 (697,000)    (211,000)
                                               ---------    ---------

         Balance, end of year                  $ 206,000    $ 743,000
                                               =========    =========

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 11: TRANSACTIONS WITH RELATED PARTIES (continued)

At December 31, 1996 and 1995, the Company has short-term notes payable due to officers and directors of $201,653 and $569,117, respectively.

At December 31, 1996 and 1995, $1,060,920 and $884,746, of the Company's
subordinated long-term debt was due to officers and directors.


NOTE 12: REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted total assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 12: REGULATORY CAPITAL REQUIREMENTS (continued)

The Bank's actual capital amounts and ratios are also presented in the table. No amount has been deducted from capital for interest-rate risk.

                                                                                                To be Well
                                                                                             Capitalized Under
                                                                          For Capital       Prompt Corrective
                                                      Actual           Adequacy Purposes    Action Provisions
                                                  ----------------     -----------------    -----------------
                                                  Amount     Ratio       Amount    Ratio     Amount     Ratio
                                                  ------     -----       ------    -----     ------     -----
As of December 31, 1996:
  Total risk-based capital
    (to risk-weighted assets)                   $9,754,938    12.3%   $6,336,770   8.0%   $7,920,962    10.0%
  Tier I risk-based capital
    (to risk-weighted assets)                   $8,813,416    11.1%   $3,168,385   4.0%   $4,725,577     6.0%
  Tier I leverage capital
    (to adjusted total assets)                  $8,813,416     7.8%   $4,548,400   4.0%   $5,685,500     5.0%

As of December 31, 1995:
  Total risk-based capital
    (to risk-weighted assets)                   $8,106,416    10.9%   $5,931,808   8.0%   $7,414,760    10.0%
  Tier I risk-based capital
    (to risk-weighted assets)                   $7,272,416     9.8%   $2,965,904   4.0%   $4,448,856     6.0%
  Tier I leverage capital
    (to adjusted total assets                   $7,272,416     7.2%   $4,046,240   4.0%   $5,057,800     5.0%

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, approximately $2,900,000 of retained earnings were available for dividend declaration to the Company without prior regulatory approval.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994


NOTE 13: OTHER NONINTEREST EXPENSE

Significant components of other noninterest expense for the years ended December 31, 1996, 1995, and 1994, were as follows:

                                                                       1996         1995        1994
                                                                       ----         ----        ----

                  Computer expense                               $  177,556   $  153,754    $105,470
                  Office expense                                     91,041       73,142      85,449
                  Stationery and supplies                            86,183       60,491      73,511
                  Postage                                            68,495       65,292      57,758
                  Licenses and taxes                                 64,668      104,334      41,909
                  Committee meetings                                 64,150       35,700      41,850
                  Advertising expense                                59,691       54,709      62,392
                  Donations                                          57,498       49,962      29,953
                  Telephone                                          57,395       46,610      38,841
                  Depreciation                                       53,742      166,525      51,331
                  Insurance                                          51,820       36,526      33,906
                  Attorney fees                                      41,295       51,034      52,181
                  Accounting fees                                    39,936       56,788      54,448
                  State audit fees                                   28,797       26,709      16,863
                  Subscriptions                                      20,082       12,737      15,180
                  Other                                              82,960      117,659      25,359
                                                                 ----------   ----------    --------

                                                                 $1,045,309   $1,111,972    $786,401
                                                                 ==========   ==========    ========

NOTE 14: ADDITIONAL CASH FLOW INFORMATION

Supplemental Disclosures of Cash Flow Information

                                                                      1996         1995          1994
                                                                       ----         ----          ----
Cash payments for:
  Interest                                                       $3,274,995   $3,023,426    $2,537,416
                                                                 ==========   ==========    ==========
  Taxes                                                          $  896,500   $  758,873    $  885,600
                                                                 ==========   ==========    ==========

Transfers of securities from held-to-maturity to
  available-for-sale classification                              $       --   $  696,303    $       --
                                                                 ==========   ==========    ==========

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 15: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Available-for-Sale Securities

Fair values for available-for-sale securities, which also are the amounts recognized in the balance sheet, equal quoted market prices, if available. If quoted market prices are not available, fair values are estimates based on quoted market prices of similar securities.

Held-to-Maturity Securities

Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits is the amount payable on demand at the reporting date (i.e., their carrying amount). The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-Term Note Payable

The fair values of all short-term borrowings approximate their carrying amounts.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 15: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Subordinated Debt

Fair values of subordinated debt are based on the discounted cash flows using rates currently offered debt with similar terms.

Commitments to Extend Credit, Letters of Credit, and Lines of Credit

The fair value of commitments is estimated using the fee currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Bank's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Bank does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 15: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Commitments to Extend Credit, Letters of Credit, and Lines of Credit (continued)


                                                           December 31, 1996                  December 31, 1995
                                                       ------------------------          -------------------------

                                                       Carrying                          Carrying
                                                         Amount      Fair Value            Amount       Fair Value
                                                         ------      ----------            ------       ----------

Financial assets:
  Cash and cash equivalents                       $  11,032,429   $  11,032,429     $  18,020,948   $   18,020,948
  Available-for-sale securities                       8,936,919       8,936,919         2,617,547        2,617,547
  Held-to-maturity securities                        21,976,950      21,926,500        13,557,755       13,452,817
  Interest receivable                                   753,653         753,653           578,837          578,837
  Loans, net of allowance for loan losses            67,852,783      68,187,302        63,193,300       63,215,753

Financial liabilities:
  Deposits                                          104,036,879     104,217,957        93,036,864       93,367,945
  Interest payable                                      592,045         592,045           331,348          331,348
  Short-term note payable                               201,653         201,653           569,117          569,117
  Senior subordinated debt                            1,098,000       1,142,694         1,098,000        1,105,819
  Junior subordinated debt                            1,100,920       1,105,274           779,746          782,049
  Unrecognized financial instruments
    (net of contract amount):
      Commitments to external credit                         --              --                --               --
      Letter of credit                                       --              --                --               --
      Lines of credit                                        --              --                --               --

NOTE 16: FUTURE CHANGES IN ACCOUNTING PRINCIPLE

The Financial Accounting Standards Board recently adopted Statement No. 125 (FAS
125), Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities. FAS 125, which is effective for transactions that occur after December 31, 1996, imposes new rules for determining when transfers of financial assets are accounted for as sales versus when transfers are accounted for as borrowings. Management believes that FAS 125 will have no significant impact on the Company's financial statements.

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 17: PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Tri-State Finance Corporation (Parent Company Only) is as follows:

                            Condensed Balance Sheets

                           December 31, 1996 and 1995


                                                           1996        1995
                                                           ----        ----
Assets                                                      (in thousands)

Cash and due from banks                                   $  260    $  230
Investment in subsidiary, at equity                        8,813     7,272
Bank premises and equipment, net                             444       475
Other                                                        254       229
                                                          ------    ------

                                                          $9,771    $8,206
                                                          ======    ======
Liabilities and Stockholders' Equity

Notes payable                                             $  202    $  569
Mortgage payable to subsidiary                                --       298
Subordinated long-term debt                                2,199     1,878
Other liabilities                                            201        22
                                                          ------    ------
                                                           2,602     2,767

Stockholders' equity                                       7,169     5,439
                                                          ------    ------

                                                          $9,771    $8,206
                                                          ======    ======

                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 17: PARENT COMPANY FINANCIAL INFORMATION (continued)

                       Condensed Statements of Operations

                     Years Ended December 31, 1996 and 1995

                                                                   1996     1995     1994
                                                                   ----     ----     ----
                                                                        (in thousands)
Income:
  Interest from loans                                            $    3   $    4    $   2
  Other                                                             120      116      112
                                                                 ------   ------    -----
                  Total income                                      123      120      114
                                                                 ------   ------    -----

Expenses:
  Interest on debt                                                  232      282      286
  Other                                                              38       39       39
                                                                 ------   ------    -----
                  Total expenses                                    270      321      325
                                                                 ------   ------    -----

Loss before equity in earnings of subsidiary and
  income taxes                                                     (147)    (201)    (211)

Equity in earnings of subsidiary                                  2,027    1,287      996
                                                                 ------   ------    -----
                  Net income before income taxes                  1,880    1,086      785

Income tax (expense) benefit                                        (51)     126       82
                                                                 ------   ------    -----

                  Net income                                     $1,829   $1,212    $ 867
                                                                 ======   ======    =====


                          TRI-STATE FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995, AND 1994

NOTE 17: PARENT COMPANY FINANCIAL INFORMATION (continued)

                       Condensed Statements of Cash Flows

                     Years Ended December 31, 1996 and 1995

                                                             1996       1995        1994
                                                           -------     ------     ------
                                                                      (in thousands)
Cash flows from operating activities:
  Net income                                                $ 1,829    $ 1,212    $   867
  Depreciation and amortization                                  31         31         31
  Equity in undistributed earnings of subsidiary             (1,527)      (787)      (596)
  Other, net                                                    154        (22)      (119)
                                                            -------    -------    -------
              Net cash provided by operating activities         487        434        183
                                                            -------    -------    -------

Cash flows from financing activities:
  Increase (decrease) in short-term notes payable, net         (367)       117        (78)
  Repayments of mortgage payable                               (298)       (36)       (33)
  Issuance of subordinated debt                                 321        193      1,420
  Repayment of subordinated debt                                 --       (553)    (1,365)
  Sale of treasury stock                                        109        103         --
  Dividends paid                                               (222)      (110)      (108)
                                                            -------    -------    -------
              Net cash used by financing activities            (457)      (286)      (164)
                                                            -------    -------    -------

              Net increase in cash                               30        148         19

Cash and due from banks at beginning of year                    230         82         63
                                                            -------    -------    -------

Cash and due from banks at end of year                      $   260    $   230    $    82
                                                            =======    =======    =======

Dividends paid by the Bank to the Company were $500,000, $500,000, and $400,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

The Company is subject to regulatory requirements regarding the adequacy of the bank's total capital in relation to its deposits and other considerations. Such capital adequacy requirements limit the availability of undistributed earnings.

                                   APPENDIX A

                        [The Wallach Company Letterhead]


                                                     December  , 1997

The Board of Directors
Tri-State Finance Corporation
616 E. Speer Boulevard
Denver, CO  80203

Members of the Board:

         You have requested our opinion as to the fairness, from a financial point of view, to the common stockholders of Tri-State Finance Corporation ("the Company") of the merger consideration (as defined below) in the proposed merger (the "Merger") of the Company with and into Zions Bancorporation ("Zions"), pursuant to the Merger Agreement dated September 23, 1997 (the "Agreement"). Under the terms of the Agreement 710,00 shares of Zions Common Stock, no par value, will be issued to the holders of the Company's Class A and Class B Common Stock. The shares of Zions Common Stock to be issued in the merger and pursuant to the Agreement are herein referred to as the "Merger Consideration."

         In arriving at our opinion, we have, among other things:

              i. reviewed certain financial statements and other financial information of the Company;

              ii. reviewed the current condition and growth prospects for the Company and its subsidiary bank, including financial projections prepared by the Company's management;

              iii. discussed the past and current operations and financial conditions and the prospects of the Company with the Company's management;

              iv. evaluated the economic, banking and competitive climate for banking institutions in Colorado, with special consideration given to recent transactions that may have increased the competitive environment in the financial services and banking industry;

              v. reviewed the process used leading to the Zions offer, including a review of the potential acquirors contacted and their responses relative to a potential acquisition of the Company;

              vi. compared the various offers received from interested parties and determined that the terms of the Agreement represented the highest value in absolute terms;

              vii. compared the Zions offer to recent transactions involving other institutions of similar size, to the extent publicly available;

              viii.   examined the price and trading activity for Zions;

              ix. reviewed the implications for the Company shareholders receiving Zions common stock with regards to prospects for value, liquidity, dividend yield and growth;

              x. met with Zions' management and reviewed certain publicly available financial statements of Zions;

              xi.     reviewed the Agreement.

         We have assumed without independent verification the accuracy and completeness of the financial and other information regarding the Company that was provided to us or obtained from publicly available sources. We have not prepared or acquired an independent valuation or appraisal of any of the assets of the Company and we have assumed without independent verification that the aggregate allowances for loan losses of the Company and Zions are adequate to cover such losses. With respect to business plans and forecasts, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and its subsidiary bank. Furthermore, we have assumed that the Merger will be consummated on a timely basis in accordance with its terms and pursuant to the Agreement. We have also taken into account our assessment of general economic, market and financial conditions as they exist, as well as our experience in connection with similar transactions and securities valuations generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated as of the date of this opinion.

         The Wallach Company is an investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. The Wallach Company, as the Company's financial adviser, assisted with the financial evaluation and negotiations leading to the Agreement for which it has and will receive compensation.

         Based on our analysis of the foregoing, the assumptions described above and upon such other factors we deem relevant, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the Company's shareholders from a financial point of view.

January    , 1998
Page 1
                                   APPENDIX B


                                January ___, 1998



Board of Directors
Zions Bancorporation
One South Main Street
Salt Lake City, Utah 84111

Board of Directors
Tri-State Finance Corporation
616 East Speer Boulevard
Denver, Colorado 80203

Members of the Boards:

                  This is in response to your request for our tax opinion on the proposed transactions pursuant to an Agreement and Plan of Reorganization (the "Agreement") dated as of September 23, 1997 by and among Zions Bancorporation ("Zions Bancorp"), a Utah corporation, Val Cor Bancorporation, Inc. ("Val Cor"), a Colorado corporation, Valley National Bank of Cortez ("Valley"), a national banking association, Tri-State Finance Corporation (the "Company"), a Colorado corporation, and Tri-State Bank, (the "Bank") a Colorado banking association, pursuant to which the Company will merge with and into Val Cor ("the Holding Company Merger") and Bank will merge with and into Valley (the "Bank Merger"). The conclusions presented herein are based on the facts and representations in the Agreement and the Proxy Statement-Prospectus included as a part of the Registration Statement on Form S-4 filed by Zions Bancorp with the Securities and Exchange Commission ("SEC") on December , 1997 (collectively, the "Documents"). The opinions expressed herein are conditioned on and subject to the following:

         1. the receipt by us of letters in the forms of Exhibits A and B dated the Effective Date (the "Representation Letters"); and

         2. the facts and representations set forth in the Documents and the Representation Letters are true and correct.

Board of Directors
January __, 1998
Page 2

FACTS
-----

                  Zions Bancorp is a corporation duly incorporated and existing in good standing under the laws of the State of Utah and is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Zions Bancorp is engaged primarily in the commercial banking business through its banking subsidiaries in Utah, Nevada, Arizona, Colorado and Idaho. The common stock of Zions Bancorp is traded over-the-counter in the NASDAQ National Market System.

                  The authorized capital stock of Zions Bancorp consists of (i) 100,000,000 shares of common stock, without par value ("Zions Bancorp Common Stock"), of which 59,426,300 shares were outstanding as of September 30, 1997, and (ii) 3,000,000 shares of preferred stock, without par value, of which no shares were outstanding as of September 30, 1997. Zions Bancorp and its subsidiaries, including Val Cor and Valley, file a consolidated federal income tax return.

                  Val Cor, a wholly-owned subsidiary of Zions Bancorp, is a corporation organized under the laws of the State of Colorado and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended. Val Cor is engaged in the commercial banking business in Colorado through its subsidiary Valley.

                  The authorized capital stock of Val Cor is 500,000 shares of common stock, $5.00 par value per share, of which 306,259 shares are issued and outstanding and all of which are owned by Zions Bancorp.

                  Valley, a 99.7% subsidiary of Val Cor, is a national banking association. Valley is engaged in the commercial banking business in Colorado.

                  The authorized capital stock of Valley is 600,000 shares of common stock, $5.00 par value, of which 354,000 shares are issued and outstanding and 99.7% of which are owned by Val Cor.

                  Company is a corporation duly incorporated and existing in good standing under the laws of the State of Colorado and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended. Company is engaged in the commercial banking business in Colorado through its subsidiary, Bank. The common stock of Company is not traded on any market.

                  As of September 23, 1997, the authorized capital stock of Company consisted of (i) 100,000 shares of Class A Voting Common Stock, par value $1.00 per share, of which 100,000 shares were issued and outstanding and
(ii) 900,000 shares of Class B Non-Voting Common Stock, $1.00 par value, of which 648,631 shares were issued and outstanding. Company has 4 Class A shareholders and 54 Class B shareholders. Company and its subsidiary, Bank, file a consolidated federal income tax return.

                  Bank, a wholly-owned subsidiary of Company, is a Colorado banking corporation. Bank is engaged in the commercial banking business in Colorado.

Board of Directors
January __, 1998
Page 3


                  The authorized capital stock of the Bank is 20,000 shares of common stock, $100.00 par value, of which 20,000 shares are issued and outstanding and all of which are owned by Company.

THE TRANSACTION
---------------

                  Zions Bancorp and Company will combine their respective businesses through a transaction (the "Transaction") intended to be two tax-free reorganizations so that the Company may be more competitive in its market area due to Zions' greater resources and Zions will be able to broaden its geographical base in the Colorado market and expand its banking services.

                  The Agreement provides for the acquisition of Company by Zions Bancorp through the merger of Company with and into Val Cor with Val Cor being the surviving corporation (the "Holding Company Merger"). As a result of the Holding Company Merger, the separate existence of Company shall cease, and all of its assets, properties, obligations and liabilities shall become the assets, properties, obligations and liabilities of Val Cor as the surviving corporation in the Holding Company Merger. The affirmative vote of the holders of at least 66 2/3% of the outstanding Company Class A and Class B Common Stock, voting separately by class, is required for approval of the Agreement.

                  At the Holding Company Merger Effective Date, by virtue of the Holding Company Merger automatically and without any action on the part of the holders thereof, each share of Company Class A Common Stock and Class B Common Stock (collectively, the "Company Common Stock") issued and outstanding at the Holding Company Merger Effective Date shall become and be converted into .9484 of a share of Zions Bancorp Common Stock, which is voting stock, with the exception of shares which have not been voted in favor of the approval of this Agreement with respect to which appraisal rights have been perfected in accordance with the Colorado Business Corporation Act (the "Dissenting Shares").

                  On the Holding Company Merger Effective Date the holders of certificates representing shares of Company Common Stock, including holders of Dissenting Shares, shall cease to have any rights as stockholders of Company.

                  No fractional shares of Zions Bancorp Common Stock will be issued in exchange for any shares of Company Common Stock. In lieu of such fractional share interest, any holder of Company Common Stock who would otherwise be entitled to a fractional share of Zions Bancorp Common Stock will, upon surrender of his, her or its certificate or certificates representing Company Common Stock, be paid the applicable cash value of such fractional share interest, which shall be equal to the product of the fraction multiplied by $40.625.

Board of Directors
January __, 1998
Page 4

                  The Agreement also provides that immediately after the Holding Company Merger, Bank will be merged with and into Valley with Valley being the surviving corporation (the "Bank Merger"). As a result of the Bank Merger, the separate existence of the Bank shall cease and all of its assets, properties, obligations and liabilities shall become the assets, properties, obligations and liabilities of Valley as surviving corporation in the Bank Merger.

                  At the Bank Merger Effective Date, by virtue of the Bank Merger automatically and without any action on the part of the holders thereof, each share of Bank Stock issued and outstanding at the Bank Merger Effective Date shall become and converted into a number of shares of Valley stock, which is voting stock, based on their relative tangible book values per share.

                  No fractional shares of Valley Common Stock will be issued in exchange for any shares of Bank Common Stock. In lieu of such fractional share interest, Val Cor, the holder of Bank Common Stock who would otherwise be entitled to a fractional share of Valley Common Stock will, upon surrender of its certificate or certificates representing Bank Common Stock, be paid the applicable cash value of such fractional share interest, which shall be equal to the product of the fraction multiplied by the tangible book value of a share of Valley Common Stock on the Effective Date.


REPRESENTATIONS
---------------

                  In order to determine the consequences of the Transaction for federal income tax purposes, you have directed us to rely on the following assumptions and representations:

         (1) The fair market value of the Zions Bancorp Common Stock received by each Company shareholder pursuant to the Holding Company Merger will be approximately equal to the fair market value of the Company Common Stock surrendered in the exchange.

         (2) There is no plan or intention by the shareholders of Company who own 1 percent or more of the Company Common Stock, and to the best of the knowledge of the management of Company, there is no plan or intention on the part of the remaining shareholders of Company to sell, exchange or otherwise dispose of a number of shares of Zions Bancorp Common Stock received in the Holding Company Merger that would reduce the Company shareholders' ownership of Zions Bancorp Common Stock to a number of shares having a value, as of the Holding Company Merger Effective Date, of less than 50 percent of the value of all of the formerly outstanding Company Common Stock as of the same date. For purposes of this representation, shares of Company Common Stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of Zions Bancorp Common Stock are treated as outstanding Company Common Stock at the Holding Company Merger Effective Date. Moreover, shares of Company Common Stock and Zions Bancorp Common Stock held by Company shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Holding Company Merger are considered in making this representation.

Board of Directors
January __, 1998
Page 5


         (3) Val Cor will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Company immediately prior to the Holding Company Merger. For purposes of this representation, amounts paid by Company to holders of Dissenting Shares, amounts paid by Company to shareholders who receive cash or other property, amounts used by Company to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Company immediately preceding the Holding Company Merger will be included as assets of Company held immediately prior to the Holding Company Merger.

         (4) Prior to the Holding Company Merger, Zions Bancorp will be in control of Val Cor within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

         (5) Following the Holding Company Merger, Val Cor will not issue additional shares of its stock that would result in Zions Bancorp losing control of Val Cor within the meaning of
                  Section 368(c) of the Code.

         (6) Zions Bancorp and Val Cor have no plan or intention to reacquire any of Zions Bancorp Common Stock issued in the Holding Company Merger.

         (7) Zions Bancorp has no plan or intention to liquidate Val Cor, to merge Val Cor with and into another corporation, or to sell or otherwise dispose of the stock of Val Cor, and Zions Bancorp and Val Cor have no plan or intention to sell or otherwise dispose of any of the assets of Company acquired in the transaction, except for the merger of Bank into Valley, dispositions made in the ordinary course of business and transfers described in Section 368(a)(2)(C) of the Code.

         (8) The liabilities of Company assumed by Val Cor and the liabilities to which the transferred assets of Company are subject were incurred by Company in the ordinary course of its business.

         (9) Following the Holding Company Merger, Val Cor will continue the historic business of Company or use a significant portion of Company's business assets in a business.

Board of Directors
January __, 1998
Page 6

         (10) Zions Bancorp, Val Cor, Company and the shareholders of Company will pay their respective expenses, if any, incurred in connection with the Holding Company Merger.

         (11) There is no intercorporate indebtedness existing between Zions Bancorp and Company or between Val Cor and the Company that was issued, acquired, or will be settled at a discount.

         (12) No two parties to the Holding Company Merger are "investment companies" as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

         (13) Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         (14) The fair market value of the assets of Company transferred to Val Cor will equal or exceed the sum of the liabilities assumed by Val Cor plus the amount of liabilities, if any, to which the transferred assets are subject.

         (15)     No stock of Val Cor will be issued in the Holding Company
                  Merger.

         (16) The payment of cash in lieu of fractional shares of Zions Bancorp Common Stock is solely for the purpose of avoiding the expense and inconvenience to Zions Bancorp of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Holding Company Merger to shareholders of Company instead of issuing fractional shares of Zions Bancorp Common Stock will not exceed 1 percent of the total consideration that will be issued in the Holding Company Merger to the shareholders of Company in exchange for their shares of Company Common Stock. The fractional share interests of each shareholder of Company will be aggregated, and no shareholder of Company will receive cash in an amount equal to or greater than the value of one full share of Zions Bancorp Common Stock.

         (17) None of the compensation to be received by any shareholder-employees of Company will be separate consideration for, or allocable to, any of their shares of Company Common Stock; none of the shares of Zions Bancorp Common Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

         (18) The merger of Company into Val Cor will qualify as a statutory merger under the laws of Colorado.

Board of Directors
January __, 1998
Page 7

         (19) The fair market value of the Valley Common Stock received pursuant to the Bank Merger by Val Cor, as Bank shareholder immediately after the Holding Company Merger, will be approximately equal to the fair market value of the Bank stock surrendered in the exchange.

         (20) There is no plan or intention by Val Cor to sell, exchange, or otherwise dispose of any shares of Valley Common Stock received in the Bank Merger.

         (21) Valley has no plan or intention to reacquire any of its stock issued in the Bank Merger.

         (22) Valley has no plan or intention to sell or otherwise dispose of any of the assets of Bank acquired in the Bank Merger, except for dispositions made in the ordinary course of business and transfers described in Section 368(a)(2)(C) of the Code.

         (23) Following the Bank Merger, Valley will continue the historic business of the Bank or use a significant portion of Bank's historic business assets in a business.

         (24) Valley, Bank, and Val Cor will pay their respective expenses, if any, incurred in connection with the Bank Merger.

         (25) There is no intercorporate indebtedness existing between Bank and Valley that was issued, acquired, or will be settled at a discount.

         (26) No two parties to the Bank Merger are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

         (27) Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         (28) The fair market value and total adjusted basis of the assets of Bank transferred to Valley will equal or exceed the sum of the liabilities assumed by Valley plus the amount of liabilities, if any, to which the transferred assets are subject.

         (29) The payment of cash in lieu of fractional shares of Valley Common Stock is solely for the purpose of avoiding the expense and inconvenience to Valley of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Bank Merger to the shareholder of Bank instead of issuing fractional shares of Valley Common Stock will not exceed 1 percent of the total consideration that will be issued in the Bank Merger to the shareholder of Bank in exchange for its shares of Bank Common Stock.

Board of Directors
January __, 1998
Page 8

         (30) The merger of Bank into Valley will qualify as a statutory merger under the laws of Colorado.

         (31) Zions Bancorp, Val Cor, Valley, the Company and Bank will not take any position on any Federal, state or local income or franchise tax return, or take any other action or reporting position that is inconsistent with the treatment of the Holding Company Merger and the Bank Merger as reorganizations within the meaning of Section 368(a) of the Code.

APPLICABLE LAW
--------------

A.       Holding Company Merger
         ----------------------

                  Section 368(a)(1)(A) of the Code provides that the term "reorganization" means a statutory merger or consolidation. Under Section 1.368-2(b)(1) of the Regulations, in order to qualify as a reorganization under
Section 368(a)(1)(A) of the Code, the transaction must be a merger or consolidation effected pursuant to the corporation laws of the United States or a State or Territory or the District of Columbia ("Statutory Merger Requirement"). It is represented that the Holding Company Merger will qualify as a statutory merger under the laws of Colorado. Accordingly, the Holding Company Merger will satisfy the Statutory Merger Requirement.

                  Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation, in exchange for stock of a corporation (referred to as the "controlling corporation") which is in control of the acquiring corporation, of substantially all of the properties of another corporation shall not disqualify a transaction under Section 368(a)(1)(A) if (i) no stock of the acquiring corporation is used in the transaction, and (ii) in the case of a transaction under Section 368(a)(1)(A), such transaction would have qualified under Section 368(a)(1)(A) had the merger been into the controlling corporation.

                  Section 368(c) of the Code provides that the term "control" means the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. At the time of the Transaction, Zions Bancorp will directly own 100% of the issued and outstanding stock of Val Cor; therefore, Zions Bancorp will be in control of Val Cor within the meaning of Section 368(c) of the Code.

                  Rev. Proc. 77-37, 1977-2 C.B. 568, provides that the "substantially all" requirement of Section 368(a)(2)(D) is satisfied if there is a transfer of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the corporation immediately prior to the transfer (the "Substantially All Requirement"). Amounts paid by Company to dissenters, amounts paid by Company to shareholders who receive cash or other property, amounts used by Company to pay reorganization expenses and all redemptions and distributions (except for regular, normal distributions) made by the Company immediately preceding the transfer and which are part of the plan of reorganization will be considered as assets held by the Company immediately prior to the transfer. It is represented that Val Cor will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Company immediately prior to the Holding Company Merger and that no stock of Val Cor will be issued in the Holding Company Merger. After the merger of Bank, the wholly-owned subsidiary of Company, with and into Valley, the 99.7% owned subsidiary of Val Cor, Val Cor will continue to own directly and indirectly substantially all the assets of Company. Thus, the Holding Company Merger will satisfy the Substantially All Requirement.

Board of Directors
January __, 1998
Page 9

                  Section 1.368-2(b)(2) of the Regulations, in discussing the requirement of Section 368(a)(2)(D)(ii) of the Code that the merger of the target corporation into the acquiring corporation would have qualified as a statutory merger under Section 368(a)(1)(A) of the Code had the merger been into the controlling corporation, states:

                  "The foregoing test of whether the transaction would have qualified under Section 368(a)(1)(A) if the merger had been into the controlling corporation means that the general requirements of a reorganization under Section 368(a)(1)(A) (such as a business purpose, continuity of business enterprise and continuity of interest) must be met in addition to the special requirements of Section 368(a)(2)(D). Under this test, it is not relevant whether the merger into the controlling corporation could have been effected pursuant to State or Federal corporation law."

                  In addition to the definitional requirements set forth in the statute, in order for a transaction to be a tax-free reorganization, certain requirements set forth under Section 1.368-1(b) of the Regulations must be satisfied. The Regulations provide that the purpose of the reorganization provisions of the Code is to except from the general rule of taxability certain specifically described exchanges incident to such readjustments of corporate structures made in one of the particular ways specified in the Code, as are required by business exigencies and which effect only a readjustment of continuing interest in property under the modified corporate forms. Requisite to a reorganization under the Code are a continuity of the business enterprise under the modified corporate form and a continuity of interest therein on the part of those persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization.

                  To be treated as a reorganization, the transaction must be planned and carried out reasons germane to the continuance of the business of the corporation (the "Business Purpose Requirement"). The Company believes that it will be more competitive in its market area due to Zions' greater resources and Zions believes that it will be able to broaden its geographical base in the Colorado market and expand its banking services. This should satisfy the Business Purpose Requirement for the Holding Company Merger.

Board of Directors
January __, 1998
Page 10

                  Section 1.368-1(d) of the Regulations provides that continuity of business enterprise requires that the acquiring corporation either (i) continue the acquired corporation's historic business or (ii) use a significant portion of the acquired corporation's historic business assets in a business (the "Continuity of Business Enterprise Requirement"). It is represented that after the Holding Company Merger, Val Cor will continue the historic business of Company or use a significant portion of such historic business assets in its business. Accordingly, the Holding Company Merger will satisfy the Continuity of Business Enterprise Requirement. The merger of Bank into Valley, an existing subsidiary bank of Val Cor, will not adversely affect the Continuity of Business Enterprise Requirement.

                  Under Section 1.368-1(b) of the Regulations, the continuity of interest doctrine requires that in a reorganization there must be a continuing interest through stock ownership on the part of those persons who, directly or indirectly, were the owners of the stock of the acquired corporation prior to the reorganization (the "continuity of interest requirement"). Rev. Proc. 77-37 (supra) provides that the continuity of interest requirement of Section 1.368-1(b) of the Regulations is satisfied if there is continuing interest through the stock ownership in the acquiring or transferee corporation on the part of the former shareholders of the acquired or transferor corporation which is equal in value, as of the effective date of the reorganization, to at least 50 percent of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of the same date.

                  It is not necessary that each shareholder of the acquired or transferor corporation receive in the exchange stock of the acquiring or transferee corporation, or a corporation in "control" thereof, which is equal in value to at least 50 percent of the value of his former stock interest in the acquired or transferor corporation, so long as one or more shareholders of the acquired or transferor corporation have a continuing interest through stock ownership in the acquiring or transferee corporation (or a corporation in "control" thereof) which is, in the aggregate, equal in value to at least 50 percent of the value of all of the formerly outstanding stock of the acquired or transferor corporation. Sales, redemptions, and other dispositions of stock occurring prior or, if planned or intended by the shareholder at the time of the transaction, subsequent to the exchange which are part of the plan of reorganization will be considered in determining whether there is a 50 percent continuing interest through stock ownership as of the effective date of the reorganization.

                  The 50 percent continuity of interest standard set forth in Rev. Proc. 77-37 is a guideline utilized by the Internal Revenue Service in determining whether to issue an advance ruling, and does not represent how much continuity of interest is needed in a reorganization as a matter of law. In fact, in Nelson v. Helvering, 296 U.S. 374 (1936), the Supreme Court held that
         -------------------

Board of Directors
January __, 1998
Page 11

there was a valid reorganization when the continuity of interest was equal to 38 percent.

                  It is represented that there is no plan or intention by the shareholders of Company who own 1 percent or more of Company Common Stock and, to the best of the knowledge of the management of Company, there is no plan or intention on the part of remaining shareholders of Company Common Stock to sell, exchange, or otherwise dispose of a number of shares of Zions Bancorp Common Stock that will reduce Company shareholders' ownership of such stock to a number of shares having, as of the date of the Holding Company Merger, a value of less than 50 percent of the total value of all the formerly outstanding shares of Company Common Stock as of the same date. Accordingly, the Holding Company Merger will satisfy the Continuity of Interest Requirement.

                  Based upon the analysis set forth above, the Holding Company Merger will qualify as a reorganization as described under Sections 368(a) of the Code.

B.       Bank Merger
         -----------

                  Section 368(a)(1)(A) of the Code provides that the term "reorganization" means a statutory merger or consolidation. Under Section 1.368-2(b)(1) of the Regulations, in order to qualify as a reorganization under
Section 368(a)(1)(A) of the Code, the transaction must be a merger or consolidation effected pursuant to the corporation laws of the United States or a State or Territory or the District of Columbia (the "Statutory Merger Requirement"). It is represented that the Bank Merger will qualify as a statutory merger under the laws of Colorado. Accordingly, the Bank Merger will satisfy the Statutory Merger Requirement.

                  In addition to the definitional requirements set forth in the statute, in order for a transaction to be a tax-free reorganization, the Business Purpose Requirement, Continuity of Business Enterprise Requirement and Continuity of Interest Requirement must be satisfied.

                  Bank and Valley believe the Bank Merger will permit expansion of their business operations in Colorado. This should satisfy the Business Purpose Requirement for the Bank Merger.

                  It is represented that after the Bank Merger, Valley will continue the historic business of Bank or use a significant portion of such historic business assets in its business. Accordingly, the Bank Merger will satisfy the Continuity of Business Enterprise Requirement.

                  It is represented that there is no plan or intention by the shareholders of Company who own 1 percent or more of Company Common Stock and, to the best of the knowledge of the management of Company, there is no plan or intention on the part of remaining shareholders of Company Common Stock to sell, exchange, or otherwise dispose of a number of shares of Zions Bancorp Common Stock that will reduce Company shareholders' ownership of such stock to a number of shares having, as of the date of the Holding Company Merger, a value of less than 50 percent of the total value of all the formerly outstanding shares of Company Common Stock as of the same date. It is represented that there is no plan or intention by Val Cor, the sole shareholder of Bank as a result of the Holding Company Merger, to sell, exchange, or otherwise dispose of any of the shares of Valley Common Stock. Accordingly, the Bank Merger will satisfy the Continuity of Interest Requirement.

Board of Directors
January __, 1998
Page 12

                  Based on the analysis set forth above, the Bank Merger will qualify as a reorganization under Section 368(a) of the Code.

C.       Tax Consequences of Reorganization Status
         -----------------------------------------

                  Section 368(b)(2) of the Code provides that the term "a party to a reorganization" includes both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another corporation. In the case of a reorganization qualifying under Section 368(a)(1)(A) by reason of Section 368(a)(2)(D), the term "a party to a reorganization" also includes the controlling corporation referred to in Section 368(a)(2)(D). Accordingly, Zions Bancorp, Val Cor and Company will each be "a party to a reorganization" in connection with the Holding Company Merger and Valley and Bank will each be "a party to a reorganization" in connection with the Bank Merger.

                  Section 361(a) of the Code provides that no gain or loss shall be recognized to a corporation if such corporation is "a party to a reorganization" and exchanges property, in pursuance of the plan of reorganization, solely for stock or securities in another corporation, "a party to the reorganization."

                  Section 361(b) of the Code provides that if Section 361(a) would apply to an exchange but for the fact that the property received in exchange consists not only of stock or securities permitted by Section 361(a) to be received without the recognition of gain, but also of other property or money, then

         (A) Property distributed - If the corporation receiving such other property or money distributes it in pursuance of the plan of reorganization, no gain to the corporation shall be recognized from the exchange, but

         (B) Property not distributed - If the corporation receiving such other property or money does not distribute it in pursuance of the plan of reorganization, the gain, if any, to the corporation shall be recognized.

                  The amount of gain recognized under subparagraph (B) shall not exceed the sum of the money and the fair market value of the property so received which is not so distributed.

                  Section 357(a) of the Code provides that if the taxpayer receives property which would be permitted to be received under Section 361 without the recognition of gain if it were the sole consideration, and as a part of the consideration, another party to the exchange assumes a liability of the taxpayer, or acquires from the taxpayer property subject to a liability , then such assumption or acquisition shall not be treated as money or other property, and shall not prevent the exchange from being within the provisions of Section 361.

Board of Directors
January __, 1998
Page 13

                  Since the Holding Company Merger is a reorganization under
Section 368(a) of the Code and Company is exchanging its property solely for Zions Bancorp Common Stock and Zion Bancorp's assumption of its liabilities, no gain or loss will be recognized by Company by reason of the Holding Company Merger under Sections 361(a) and 357(a) of the Code. Since the Bank Merger is a reorganization under Section 368(a) of the Code and the Bank is exchanging its property solely for Valley Common Stock and Valley's assumption of its liabilities, no gain or loss will be recognized by Bank as a result of the Bank Merger.

                  Section 1032(a) of the Code provides that no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock of such corporation. Accordingly, no gain or loss will be recognized by Valley as a result of the Bank Merger.

                  Section 1.032-2 of the Regulations provides rules for certain triangular reorganizations, such as a Section 368(a)(2)(D) transaction, when the acquiring corporation ("S") acquires property or stock of another corporation ("T") in exchange for stock of the corporation ("P") in control of S. For purposes of Section 1032 in the case of a Section 368(a)(2)(D) transaction, P stock provided by P to S, or directly to T or T's shareholders on behalf of S, pursuant to the plan of reorganization is treated as a disposition by P of shares of its own stock for T's assets or stock as applicable. Section 1.1032-2(b) of the Regulations states that the P stock provided by P pursuant to the plan of reorganization is treated for purposes of Section 1032 as disposed of by P for the T assets required by S in the merger, and consequently, neither P nor S has taxable gain or deductible loss on the exchange. In the case at hand, Company will merge with and into Val Cor in exchange for Zions Bancorp Common Stock, and cash in lieu of fractional shares pursuant to a reorganization of Section 368(a)(2)(D) of the Code. Accordingly, no gain or loss will be recognized by Val Cor or Zions Bancorp as a result of the Holding Company Merger.

                  Section 362(b) of the Code provides that if property was acquired by a corporation in connection with a reorganization, then the basis of such property shall be the same as it would be in the hands of the transferor, increased by the amount of gain recognized to the transferor on such transfer. Since Val Cor will receive property (i.e., the assets) from Company and Valley will receive property from the Bank in connection with a reorganization within the meaning of Section 368(a) of the Code, the basis of the assets to be received by Val Cor and Valley, respectively, will be the same as the basis of those assets in the hands of Company and Bank, respectively, immediately prior to the transfer.

Board of Directors
January __, 1998
Page 14

                  Section 1223(2) of the Code provides that, in determining the period for which the taxpayer has held property, however acquired, there shall be included the period for which such property was held by any other person, if such property has, for purposes of determining gain or loss from a sale or exchange, the same basis (in whole or in part) in his hands as it would have in the hands of such other person. Because the basis of the assets to be received by Val Cor and Valley, respectively, will be the same as the basis of those assets in the hands of Company and Bank, respectively, immediately prior to the transfer, the holding period for the assets of Company and Bank, respectively, to be received by Val Cor and Valley, respectively, will include the period during which such assets were held by Company and Bank, respectively.

                  Section 354(a) provides that no gain or loss will be recognized if stock in a corporation a party to a reorganization is, in pursuance of the plan of reorganization, exchanged solely for stock in another corporation a party to the reorganization. Therefore, since the shareholders of Company, a party to the reorganization, will receive solely Zions Bancorp Common Stock, another party to the reorganization, no gain or loss will be recognized by the shareholders of Company (other than a Dissenting Shareholder), except with respect to fractional share interests and since Val Cor, the shareholder of Bank, will receive solely Valley Common Stock, another party to the reorganization, no gain or loss will be recognized by Val Cor, except with respect to fractional share interests.

                  Section 358(a)(1) of the Code provides that, in the case of an exchange to which Section 354 applies, the basis of the property permitted to be received under Section 354 without the recognition of gain or loss shall be the same as that of the property exchanged, decreased by (i) the fair market value of any other property (except money) received by the taxpayer, (ii) the amount of any money received by the taxpayer, and (iii) the amount of loss to the taxpayer which was recognized on such exchange, and increased by (i) the amount which was treated as a dividend, and (ii) the amount of gain to the taxpayer which was recognized on such exchange (not including any portion of such gain which was treated as a dividend).

                  Since the Holding Company Merger and the Bank Merger each constitute an exchange to which Section 354 of the Code applies, the basis of the Zions Bancorp Common Stock (including the fractional share interests that they would otherwise be entitled to receive) in the hands of the Company shareholders will be the same as the basis of the Company Common Stock surrendered in the exchange and similarly, the basis of the Valley Common Stock received by Val Cor in the Bank Merger in the hands of Val Cor will be the same as the basis of the Bank Common Stock surrendered in the exchange.

                  Section 1223(1) of the Code provides that, in determining the period for which the taxpayer has held property received in an exchange, there shall be included the period for which the taxpayer held the property exchanged if the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis (in whole or in part) in his hands as the property exchanged, provided the property exchanged at the time of such exchange is a capital asset as defined in Section 1221 or property described in Section 1231. Since the basis of the Zions Bancorp Common Stock held by the Company shareholders and the Valley Common Stock held by Val Cor will have the same basis (in whole or in part) as the stock exchanged, the holding period of the Zions Bancorp Common Stock and Valley Common Stock, respectively, (including the fractional share interests that they would otherwise be entitled to receive) will include the period for which the Company Common Stock and Bank Common Stock, respectively, was held, provided that such stock was held as a capital asset on the date of the exchange.

Board of Directors
January __, 1998
Page 15

                  Section 302(b)(3) of the Code provides that if a distribution to a dissenting shareholder is in complete redemption of all of the stock of a corporation owned by such shareholder actually or constructively, such redemption shall be treated as a distribution in part or full payment in exchange for such stock. Under Rev. Rul. 73-102, 1973-1 C.B. 186, because of the operation of Section 302 of the Code, where cash is received by a Dissenting Shareholder who will not receive actually or constructively any Zions Bancorp Common Stock in the Transaction, such cash will be treated as received by the Dissenting Shareholder as a distribution in redemption of his, her or its stock, subject to the provisions and limitations of Section 302 of the Code.

OPINION
-------


                  Based upon and subject to the foregoing, our opinion as to the federal income tax consequences of the Transaction is as follows:

o        The Holding Company Merger will qualify as a reorganization under
         Section 368(a) of the Code. Zions Bancorp, Val Cor and Company will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

o No gain or loss will be recognized to Company upon the transfer of its assets to Val Cor in exchange for Zions Bancorp Common Stock, the assumption by Val Cor of the liabilities of Company, and the cash to be paid in lieu of fractional shares. Sections 361(a) and 357(a) of the Code.

o No gain or loss will be recognized to Zions Bancorp or Val Cor on the receipt of Company's assets by Val Cor and the assumption by Val Cor of Company's liabilities. Section 1.1032-2 of the Regulations.

o The basis of the assets of Company in the hands of Val Cor will be the same as the basis of such assets in the hands of Company immediately prior to the Holding Company Merger. Section 362(b) of the Code.

Board of Directors
January __, 1998
Page 16

o The holding period of the property acquired by Val Cor from Company will include the holding period of such property in the hands of Company immediately prior to the Holding Company Merger. Section 1223(2) of the Code.

o No gain or loss will be recognized by a Company shareholder on the receipt of Zions Bancorp Common Stock (including any fractional share interest to which such holder may be entitled) solely in exchange for his shares of Company Common Stock. Section 354(a) of the Code.

o The basis of Zions Bancorp Common Stock (including fractional share interest to which such holder may be entitled) received by a Company shareholder who exchanges Company Common Stock for Zions Bancorp Common Stock will be the same as the basis of the Company Common Stock surrendered in the exchange therefor.
         Section 358(a)(1) of the Code.

o The holding period of the Zions Bancorp Common Stock (including fractional share interest to which such holder may be entitled) received by a Company shareholder will include the holding period of the Company Common Stock surrendered in exchange therefor, provided that such Company Common Stock was held as a capital asset at the Holding Company Merger Effective Date. Section 1223(1) of the Code.

o Cash received by a Company shareholder in lieu of a fractional share interest of Zions Bancorp Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Zions Bancorp Common Stock which such shareholder would otherwise be entitled to receive. This receipt of cash will result in gain or loss measured by the difference between the basis of such fractional share interest and the cash received. Such gain or loss will be capital gain or loss to the Company shareholder, provided the Company Common Stock was a capital asset in such shareholder's hands and, as such, will be subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code. Rev. Rul. 66-365, 1966-2 C.B. 116, and Rev. Proc. 77-41, 1977-2 C.B. 574.

o Where cash is received by a Dissenting Shareholder in the Holding Company Merger, such cash payment will be treated as received by that shareholder as a distribution in redemption of his, her or its Company Common Stock, subject to the provisions and limitations of Section 302 of the Code. Rev. Rul. 73-102, 1973-1 C.B. 186.

o The Bank Merger will qualify as a reorganization under Section 368(a) of the Code. Valley and Bank will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

Board of Directors
January __, 1998
Page 17

o No gain or loss will be recognized to Bank upon the transfer of its assets to Valley in exchange for Valley Common Stock, the assumption by Valley of the liabilities of Bank, and the cash to be paid in lieu of fractional shares. Sections 361(a) and 357(a) of the Code.

o No gain or loss will be recognized to Valley on the receipt of Bank's assets by Valley and the assumption by Valley of Bank's liabilities.
         Section 1032(a) of the Code.

o The basis of the assets of Bank in the hands of Valley will be the same as the basis of such assets in the hands of Bank immediately prior to the Bank Merger. Section 362(b) of the Code.

o The holding period of the property acquired by Valley from Bank will include the holding period of such property in the hands of Bank immediately prior to the Bank Merger. Section 1223(2) of the Code.

o No gain or loss will be recognized by Val Cor, the Bank shareholder, on the receipt of Valley Common Stock (including any fractional share interest to which such holder may be entitled) solely in exchange for its shares of Bank Common Stock. Section 354 of the Code.

o The basis of Valley Common Stock (including fractional share interest to which such holder may be entitled) received by Val Cor, the Bank shareholder, on the exchange of Bank Common Stock for Valley Common Stock will be the same as the basis of the Bank Common Stock surrendered in the exchange therefor. Section 358(a)(1) of the Code.

o The holding period of the Valley Common Stock (including fractional share interest to which such holder may be entitled) received by Val Cor, the Bank shareholder, will include the holding period of the Bank Common Stock surrendered in exchange therefor, provided that such Bank Common Stock was held as a capital asset at the Bank Merger Effective Date. Section 1223(1) of the Code.

                  Our opinion is not the equivalent of a ruling from the Internal Revenue Service and may upon audit be challenged by the Internal Revenue Service. Our opinion is based on the understanding that the relevant facts are, and will be at the Merger Effective Date, as set forth in this letter. It is also based on the Code, Regulations, case law and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. Were there to be such changes either before or after the Merger Effective Date, or should the relevant facts prove to be other than as we have reviewed, our opinion could be affected.

Board of Directors
January __, 1998
Page 18

                  We hereby consent to the reference to us under the heading "Tax Consequences" and "Plan of Reorganization Federal Income Tax Consequences of the Reorganization" in the Proxy Statement-Prospectus and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                                                     Very truly yours,



                                                     Baker & Hostetler LLP

-------------------------------------------------------------------------------
                                   APPENDIX C
-------------------------------------------------------------------------------

                        COLORADO BUSINESS CORPORATION ACT
                           Rights of Dissenting Owners


         7-113-101  DEFINITIONS.--For purposes of this article:

         1. "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         2. "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

         3. "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

         4. "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

         5. "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

         6. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

         7. "Shareholder" means either a record shareholder or a beneficial shareholder.

         7-113-102 RIGHT TO DISSENT.-- 1. A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

         (a) Consummation of a plan of merger to which the corporation is a party if:

         (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

         (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

         (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

         (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

         (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

         1.3. A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:

         (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

         (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

         (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

         1.8. The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

         (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

         (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than two thousand shareholders;

         (c) Cash in lieu of fractional shares; or

         (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

         2.

         2.5. A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

         3. A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

         4. A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         7-113-103 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--1. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

         2. A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

         (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

         3. The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

         7-113-201 NOTICE OF DISSENTERS' RIGHTS.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

         2. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

         7-113-202 NOTICE OF INTENT TO DEMAND PAYMENT.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

         (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

         (b)    Not vote the shares in favor of the proposed corporate action.

         2. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

         3. A shareholder who does not satisfy the requirements of subsection
(1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

         7-113-203 DISSENTERS' NOTICE.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

         2. The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

         (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

         (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

         (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

         (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

         (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

         (g) Be accompanied by a copy of this article.

         7-113-204 PROCEDURE TO DEMAND PAYMENT.--1. A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

         (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

         (b) Deposit the shareholder's certificates for certificated shares.

         2. A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

         3. Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

         4. A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

         7-113-205 UNCERTIFICATED SHARES.--1. Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

         2. In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

         7-113-206 PAYMENT.--1. Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

         2. The payment made pursuant to subsection (1) of this section shall be accompanied by:

         (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

         (b) A statement of the corporation's estimate of the fair value of the shares;

         (c) An explanation of how the interest was calculated;

         (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

         (e) A copy of this article.

         7-113-207 FAILURE TO TAKE ACTION.--1. If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2. If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

         7-113-208 SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION.--1. The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

         2. An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

         7-113-209 PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER.--1. A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

         (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

         (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

         (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

         2. A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

         7-113-301 COURT ACTION.--1. If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

         2. The corporation shall commence the proceeding described in subsection (1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

         3. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

         4. The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

         5. Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

         7-113-302 COURT COSTS AND COUNSEL FEES.--1. The court in an appraisal proceeding commenced under Section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

         2. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

         (b) Against either the corporation or one of more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

         3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.